On It Con Edison
Annual Report 2002


03055780


conEdison






ELECTRIC
LIGHT & POWER
UTILITY OF THE YEAR
2002
conEdison

Thanks to the professionalism and dedication of our employees, Con Edison earned numerous honors throughout 2002 for its service reliability, technical innovation, and fiscal responsibility. Among the awards were Con Edison's designations as:

Most Reliable Utility in North America awarded by PA Consulting Group

Energy Company of the Year awarded by Platts/BusinessWeek

Utility of the Year awarded by Electric Light & Power magazine

Cover image Con Edison outside plant mechanic Chai Liangsiri preparing a service box connection.

Contents

To Our Shareholders



Reliable. Resourceful. Responsible.

Con Edison has maintained an unwavering focus on the basics

This past year was one of continued accomplishment and outstanding service for your company. During a period of uncertain capital and energy markets and extreme volatility in our industry, Con Edison maintained an unwavering focus on the basics of our core business and a disciplined approach to new opportunities.

In 2002 Con Edison provided excellent service to customers and solid returns to shareholders. We showed that integrity, consistency, and diligence can lead to positive results even under difficult conditions. In recognition of our accomplishments, Platts/BusinessWeek named Con Edison Company of New York "Energy Company of the Year," citing overall excellence in safety, delivery of energy, customer care, technological innovation, and environmental concern.

Our performance in 2002 was the result of many factors. Our financial discipline and strategic focus have enabled us to maintain a strong balance sheet and financial flexibility, which are of particularly great value when the capital markets are as unpredictable as they've been over the past year. The hard work of our 14,000 employees enabled us to meet our own high standards of service and reliability, and those of our customers. The role Con Edison and its people played in the rebuilding of lower Manhattan after the events of September 2001 was instrumental in the city's recovery.

The service areas of our regulated companies, Con Edison of New York and Orange and Rockland Utilities, include the nation's most important commercial hub and some of its most densely populated residential areas. In all, we serve nearly half of New York State's population and deliver 44 percent of all electric energy consumed in the state. All our customers – whether they are tenants of the Empire State Building or residents of Middletown – need an energy supply they can count on. The reliability of our system assured that record usage levels in the summer of 2002 could be met, a testament to our preparation and commitment.

Even as we leverage our expertise in related markets, Con Edison remains intensely focused on its core business. We deliver energy. And we deliver it efficiently, safely, reliably, and profitably. Our future is directly aligned with the health and expansion of New York's economy. We are, in effect, a partner and platform for job creation in the nation's capital of finance, media, insurance, and real estate. The smooth functioning of this dynamic economy depends heavily on uninterrupted energy service. Our transmission and distribution infrastructure enables customers to build, develop, and manage their businesses effectively. In so doing, we support the local economy, and encourage growth in the employment and tax bases. As business grows and demand for energy rises, so does our need to continue to build and modernize our systems.

We strive to communicate openly and fairly with investors

Earnings in 2002 were $668.1 million, or $3.14 per share, before one-time charges to recognize the cumulative effect of new accounting principles. This was $.08 per share lower than in 2001, reflecting the soft economy, the very warm winter of 2001-02, and a gas rate reduction, offset in part by the hot summer weather and productivity improvements. After charges of $.11 per share to reflect the adoption of newly issued accounting rules relating to goodwill impairment and certain wholesale energy transactions, earnings per

The nation's most reliable source of electricity, gas, and steam





Above Webster Gauchier, mechanic B. Con Edison's employees helped the company earn recognition as the most reliable utility in North America in 2002.



Above Panoramic view of lower Manhattan, a key Con Edison service area, on May 28, 2002. The company serves nearly 3.5 million electricity customers and more than 1.2 million gas customers.
Previous page Con Edison flag flying above our field headquarters at the World Trade Center site.

share were $3.03. Our confidence in the company's strength and stability is reflected in our dividend, which we increased in January 2003 for the 29th consecutive year, to $2.24 per share.

In 2002 our return to shareholders far outpaced the broader markets and our industry counterparts. Con Edison common stock ended the year at $42.82, an increase of 6.1 percent for the year, which compares very favorably with an 18.8 percent decline in the Standard & Poor's Electric Utilities Index and a 23.4 percent decline in the Standard & Poor's 500 Index. Including dividends, total return to Con Edison shareholders in 2002 was 11.9 percent.

Our balance sheet and overall financial position remain strong. Your company's regulated businesses maintained A+ bond ratings in 2002. Debentures issued by Consolidated Edison, Inc., our holding company, were rated A by both Standard and Poor's and Moody's. Our equity ratio at year-end was 48.2 percent, giving us one of the strongest capital structures in the industry. Investors recognize and appreciate our disciplined and straightforward approach to financial matters. We strive to communicate openly and fairly with investors.

The nation's most reliable source of electricity, gas, and steam

Every day your company provides the nation's most reliable source of electricity, gas, and steam for commercial and residential use. Con Edison of New York serves New York City and Westchester County. Orange and Rockland Utilities serves parts of three states – Rockland, Orange, and Sullivan counties in New York; Bergen, Passaic, and Sussex counties in New Jersey; and Pike County in Pennsylvania. These core regulated businesses deliver energy to nearly 3.5 million electricity customers, through a vast network comprising 37,872 miles of overhead distribution lines and 92,540 miles of underground distribution lines, the largest underground electric distribution system in the world.

Your company also serves 1.22 million gas customers and approximately 1,850 steam customers. Industry experts have consistently cited Con Edison of New York for its reliability. In 2002, an independent industry group, PA Consulting, named the company the most reliable utility in North America.

Characterized by sound performance and steady cash flow, our two utility subsidiaries accounted for 97 percent of Con Edison's net income in 2002. The growth in our business stems from an increase in energy usage by our customers, which is to a great extent a function of economic activity in our service area. To that end, we continually work with government, businesses, and strategic partners to promote and support economic development. As we plan for and invest in the future, we do so with the confidence and assurance that stem from these important relationships. At the same time, we constantly strive to increase the efficiency of our operations by controlling costs and by realizing improvements from our investments in innovation and research.

Participating in the new energy landscape

In recent years, Con Edison has adopted and adhered to a disciplined approach to unregulated business opportunities. We have made investments focused on a series of markets and sectors related to our core business. Our four competitive businesses, which can operate in concert to meet customers' evolving needs, are Con Edison Communications, Con Edison Development, Con Edison Energy, and Con Edison Solutions. Providing such services as broadband infrastructure, electric generation, and wholesale and



Above Orange and Rockland bucket truck passing through Goshen, New York.

retail management and marketing services, these companies are participating in the new competitive energy landscape.

We never strayed from the basics

The year 2002 proved to be a tumultuous one for the energy industry, as many companies encountered difficulties arising from failed investments in high-risk activities, excessive leverage, or questionable business practices. Because we never strayed from the basics – in our mission or in our strategy – Con Edison has avoided these pitfalls.

New York's restructured energy markets are evolving, but without the sorts of supply disruptions and price distortions evident in some other regions. All New York customers today have a choice of purchasing electric energy and natural gas from independent energy services companies. We give our customers access to the information and processes through which they can make informed choices about their energy supply and use. We work closely with government officials and policy makers, including the New York State Public Service Commission, the New York Independent System Operator, the Federal Energy Regulatory Commission, and other agencies, to achieve stability of energy supply and an orderly market.

At Con Edison we've worked hard to earn and retain the trust and respect of our stakeholders: investors, customers, employees, policy makers, and other companies in the industry. The credibility we've established with these constituencies is among our most valuable assets, and we protect it by adhering to high standards of corporate governance and business practices.

Con Edison can meet the challenges

Our employees are dedicated to meeting the needs of our customers and communities. They're On It for New York, 24 hours a day. Our employees' concern for others, backed up by solid technical expertise and a commitment to keep developing their skills, is a key asset for our company. Our talented workforce gives us the confidence that we can meet the challenges we'll face in the coming years.

We benefit from serving the most diverse population in the country. Our workforce reflects that diversity, and we are committed to promoting and encouraging diversity at every level of the company. We are proud that, for example, Fortune magazine has once again recognized Con Edison of New York as one of the top 50 companies for minorities.

Contributing to the rich fabric of life in our region

We do more than work in the communities we serve. We live in them, too, and contribute to their improvement through extensive volunteer activity and through support of a wide variety of educational, cultural, arts, health care, and environmental programs.

Education is a special focus of your company's engagement with the community. We have supported numerous programs, such as Green Horizons, that teach environmental values and practices to the next generation, and encourage career development in the field. Many of New York's arts and cultural institutions, large and small, receive support from Con Edison – one of the ways we contribute to the rich fabric of life in our region.

Our efforts to improve the environmental quality of our region are also a daily part of our jobs, and they are being recognized. In 2002 we were singled out by the Environmental Protection Agency for facilitating the removal of



Above Rosa Rodriguez, mechanic A, running through a job checklist outside a work vehicle.

mercury pressure regulators and for waste prevention by recycling, buying recycled-content products, and reusing equipment, thereby diverting 171 tons of waste from landfills. And for the second consecutive year, O&R received the Tree Line USA Award from the National Arbor Day Foundation for its environmental stewardship.

A broad, diverse, and experienced slate of directors

Con Edison has assembled a broad, diverse, and experienced slate of directors, each of whom brings unique skills and perspective to the table. In June 2002 we welcomed Frederic V. Salerno to our board of directors. Mr. Salerno is a native New Yorker and a 37-year veteran of Verizon Communications. He retired from that company as vice chairman and had also been chief financial officer. His extensive experience in telecommunications, strategic planning, and business development will be of great benefit to our board.

At Con Edison, we've got our own basic "three Rs": reliability, resourcefulness, and responsibility

Con Edison's enduring strength isn't measured just in the size of its distribution systems, or in the reliability of its supply, or in the performance of its stock.

Rather, our strength is evident in the consistency of our long-term financial and operational performance, in our solid balance sheet, and in our credibility in the financial markets. We are committed to maintaining both operational reliability and financial strength, so that we can perform critical work and accommodate future energy needs.

This past year has been a time when many investors came to recognize and appreciate the importance of the basics. In education, the basics refer to the "three Rs." At Con Edison, we've got our own basic three Rs: reliability, resourcefulness, and responsibility. We strive to deliver the most reliable energy service, to be resourceful in solving problems and harnessing technology to improve operations, and to be responsible to all our stakeholders. While significant challenges undoubtedly lie ahead, we look forward to a long future of service and accomplishment.

Eugene R. McGrath
Chairman, President, and
Chief Executive Officer

Focusing on Our Business: Core Principles, Sound Practices




POLSKA
MASARNIA

Above Con Edison provides energy to neighborhoods such as Greenpoint, Brooklyn, as well as to the skyscrapers of Manhattan, seen here in the background. **Left** Line constructor Howard Gayle in bucket truck.

On It: Reliable, Resourceful, Responsible

For Con Edison in 2002, our focus on the basics of our business was evident in our operational excellence. Nowhere was this more apparent than in the day-to-day delivery of energy to our large and diverse customer base. As always, we encountered tough challenges. In 2002 they included the reconstruction of lower Manhattan's energy delivery systems and the task of building a foundation that will support New York's economic future. We met these challenges, and we did so while adhering to the highest standards of corporate governance. Every day, regardless of the circumstances, Con Edison was On It. And every day, in every interaction, we performed reliably, resourcefully, and responsibly.

Because we stayed focused, we were able to meet customers' growing energy needs in 2002, while strengthening our ability to support future economic expansion and the greater demand for energy that will inevitably accompany it. Our efforts included major investments in transmission and distribution infrastructure that allow us to provide better service to our customers, the exploration of technologies to improve operational efficiency, and a focus on new business development. These endeavors were geared toward achieving continued reliability, stable prices, and quality service for our customers, while sustaining value for shareholders in uncertain times. Our success in meeting these commitments has reinforced the sense of trust that stakeholders have in Con Edison.

Strengthening New York's Infrastructure

Con Edison of New York devoted substantial resources in 2002 to improving New York's energy infrastructure.

We invested $583 million to strengthen the electric transmission and distribution systems of Westchester County and New York City, which is served by the nation's largest underground electric cable network. To provide reliable service today – and tomorrow – we updated transmission installations and built a new substation. We have also invested $148 million to bolster our gas system, and $156 million to upgrade steam operations. In addition, we have spent $134 million to restore permanently electric, gas, and steam facilities disrupted on September 11, 2001. In 2002 O&R invested a total of $59 million in improvements to its gas and electric infrastructure. Our total capital investment in Con Edison's regulated electric, gas, and steam systems rose to $1.157 billion in 2002 from $1.043 billion in 2001.

Accomplishments in Electric Operations

This past year saw significant achievements in Con Edison's electric operations. Demand from our 3.5 million electric customers grew steadily – and we met it just as steadily. In the summer of 2002, with the weather warmer than usual, Con Edison of New York experienced five of the ten highest summer peak load days in our history. The high loads came even at a time of relatively slow economic growth, and reflected increased reliance on appliances such as computers and air conditioners. Record electric demand continued into the winter.

To ensure that customers could depend on our unparalleled reliability, Con Edison of New York completed substantial system work in time for the peak summer season. System reinforcements included replacing 190 miles of underground and aerial feeder cables and 480 cable joints, installing 178 transformers, and enhancing and upgrading seven substations.

We expect our local economy to continue to recover in 2003. Over the next ten years, we anticipate that the company's peak load will increase by 15 percent, from 12,400 megawatts to 14,300 megawatts. This growth will present both

"Con Edison has sustained superior credit quality while also delivering electricity with award-winning reliability." Electric Light & Power magazine





Above David Napolitano, line constructor, working on overhead wires in Staten Island.
Left Daniel Huie, mechanic B, in an overhead training class at Con Edison's Learning Center.

challenges and opportunities. In order to meet future demand while maintaining network reliability and security, we will have to reinforce significantly our transmission and distribution systems. Our service area will also require new generating stations; construction began on several new ones in 2002.

Lower Manhattan restoration efforts, which began on September 11, 2001, reached critical milestones in 2002. Working under very challenging conditions, our engineers and field crews created a new power grid downtown. As partial replacement for the two substations we lost, we designed and constructed a new substation in a record seven months. We began work on a second substation that will anchor a new commercial high-rise office building on the site of our former facilities. That project should be completed in 2004 and will be ready to meet the energy needs of lower Manhattan businesses and residents as the area continues to recover.

Accomplishments in Gas Operations

In 2002 Con Edison of New York's investments and innovations in gas operations significantly improved service and reliability. Gas sales were lower, largely due to the extremely mild winter weather conditions early in the year. We replaced 190,000 feet of gas mains and prepared for the installation of a new main that will supply the generating units under construction at our East River power plant in Manhattan. In addition, Gas Operations began installing a computerized dispatch system, which sends work orders wirelessly to laptop computers in mechanics' vehicles. The system will increase consumer safety and improve productivity by reducing the time required for our personnel to respond to customers' needs.

We began a major initiative that will greatly enhance our capacity to deliver gas to our customers. We are working to connect Con Edison of New York's gas facility at Hunts Point in the Bronx to the Iroquois Pipeline. The new Iroquois Pipeline extends 35 miles from Northport, Long Island, to Hunts Point. The gas will be used to supply existing and new steam and electrical generating plants and improve the reliability of our transmission systems.

Because we operate in a dense urban environment, Con Edison of New York has become a leader in research, development, and deployment of noninvasive, "no-dig" technologies used to examine and repair underground distribution facilities. These techniques substantially reduce the need to break into city streets and disrupt traffic, and are both more practical and more efficient for urban systems. In a new application of no-dig technology, the U.S. Department of Transportation awarded Con Edison of New York and our contractor, Witten Technologies, a research contract to develop ways to map pipelines more precisely, and thus to reduce the amount of excavation and avoid inadvertent damage from digging or construction activities.

Accomplishments in Steam Operations

Construction began in 2002 on a new cogeneration facility at our East River power plant in Manhattan, which we expect to be in service in the fall of 2004. These new units will enhance the reliability of Con Edison of New York's steam supply and add urgently needed electric capacity in New York. They will also contribute to the city's air quality by improving processes at the East River plant and by allowing us to retire the Waterside generating station.

Last year, the Seward Park housing development on Manhattan's Lower East Side converted to steam service from oil. The large complex includes four 21-story apartment buildings, which contain 1,750 apartments, and an office and retail


conEdison



Above Orange and Rockland customer service representative Jamie Miller updating an account. **Left** Eric Weinstein, mechanic A, disconnecting the last of shunted cable in downtown Manhattan.

building. Consumption of steam for heat and hot water at the complex is estimated to exceed 100 million pounds and bring revenues of more than $500,000 annually. Because the project has the potential to reduce emissions significantly, the nonprofit organization Clean Air Communities agreed to fund up to $565,000 of the customer's cost to convert to steam.

Construction continued on the AOL Time Warner Center, a 2.7 million square-foot, 55-story multi-use building at Columbus Circle in Manhattan. The building, to be completed in 2003, will house AOL Time Warner's headquarters and television production studios; a 1,200-seat "Jazz at Lincoln Center" theater; a 250-room hotel; and 350 apartments. In 2002, we established the connections that will enable us to provide steam service for the heating and hot-water requirements of the complex's principal occupants.

Orange and Rockland Accomplishments

O&R's service area continued to see growth in residential and commercial development in 2002, and both electric and gas usage grew through the year. The electric system peak exceeded the 2001 peak of 1,340 megawatts on eight days in 2002, and a new peak of 1,390 megawatts was established. In order to meet the growing demand for electricity, we completed construction of a new substation in the heart of Rockland County, added two new substations in Orange County, and upgraded substations throughout the area. On the gas side, 1,500 new customers join O&R's gas system each year, and with parts of the gas system maturing, the company is addressing both growth and system-improvement needs. In 2002, we completed a four-year project to replace 500,000 feet of old gas mains with corrosion-free plastic pipe.

O&R's Switch & Save program, under which the company delivers energy purchased by customers from competitive suppliers, expanded significantly. By the end of the year, 23 percent of O&R's New York electric customers and 27 percent of the company's New York gas customers were purchasing their energy supply from competitive marketers, the highest percentages in New York State.

To lower the average cost of energy in its New Jersey operations, O&R's Rockland Electric subsidiary completed the transfer of 400 megawatts of load from the New York Independent System Operator (ISO) to the Pennsylvania-New Jersey-Maryland ISO. In the first four months after the move, we saved our customers $6.4 million in energy costs.

Targeted Demand-Side Management Programs

Con Edison continues to address the need for an adequate supply of electricity at reasonable prices during times of increased demand for power, and to encourage wise energy use and environmental responsibility. A major focus of Con Edison's programs in 2002 was collaborative efforts with such business groups as the New York City Partnership and the Real Estate Board of New York. We have worked with these groups to identify actions that their members can readily take to reduce energy use, such as raising thermostat settings and limiting lighting in lobbies, conference rooms, and other common areas. It is estimated that taken together, such actions reduced electric load at peak demand times by up to 140 megawatts – enough to power 140,000 homes. We've also worked with local business associations like the Times Square Business Improvement District and the Brooklyn Chamber of Commerce to implement demand response initiatives. These resourceful partnerships, which encourage our customers to manage energy prudently, include more than 20,000 businesses.

Sharpening Our Vision: Harnessing Technology, Providing Solutions



"Con Edison's engineers worked with Sarnoff personnel to use satellite-based Global Positioning System technology as the basis for an exciting and innovative application that has significant implications for the utility industry." Satyam Cherukuri, president and CEO, Sarnoff Corporation

Innovative Technologies

The ongoing technology revolution gives resourceful businesses the opportunity to carry out their missions more effectively. Because we operate in such a densely populated urban environment, we continually search for new technologies that will improve the efficiency of our operations and maintenance procedures, mitigate the impact of our work on the environment, and offer solutions to the special challenges that we regularly confront. Con Edison has proactively built alliances with government and industry that give us access to the latest technological developments, allowing us to introduce promising applications into the broader marketplace.

For example, we are working with the National Aeronautics and Space Administration (NASA) Jet Propulsion Laboratory in Pasadena, California, to develop and deploy new sensor technology that can quickly analyze hazardous materials in the field. Mounted on mobile trucks, these sensors, adapted from space technology, will reduce the time needed to analyze soil, air, and water samples from several hours to 30 minutes.

Last fall, in collaboration with the New York State Energy Research & Development Authority, the Greenpoint (Brooklyn) Manufacturing and Design Center, and the PowerLight Corporation, we unveiled New York City's largest commercial rooftop solar power system. The system will both reduce carbon dioxide emissions and stand as an example of clean power generation.

An innovative application of Global Positioning Satellite (GPS) technology played a key role in Con Edison of New York's ability to replace in record time one of the two substations destroyed in the September 11 attacks. As part of the process, we had to synchronize the new station, located on the east side of Manhattan, with one directly across town. Specially designed software and GPS technology were used to align the two stations and make the substations operational in time for the summer peak load season.

In 2002 a Con Edison of New York engineer received a major industry honor. The Institute of Electrical and Electronic Engineers (IEEE) recognized the company's pioneering work in the field of leak detection and location by naming Dr. Reza Ghafurian of Con Edison of New York's Central Operations department an IEEE Fellow, citing his "leadership in the mitigation of the environmental impact of fluid-filled transmission cables."

Competitive Businesses

The continually evolving industry and regulatory climate presents opportunities for Con Edison to leverage our knowledge in related, nonregulated fields. By making measured and prudent investments that capitalize on our existing strengths, we can expand the variety of solutions we offer to customers. Con Edison Communications, for example, offers broadband service to companies that need redundant networks in order to protect vital data and enable communications in emergencies. New customers in 2002 included the Securities Industries Automation Corporation (SIAC), which runs the computer and communications networks for the New York and American stock exchanges. As companies grow more sensitive to the need for access to redundant data and communications networks, Con Edison Communications will continue to offer services based on our reputation for reliability and performance.

Con Edison Solutions saw major growth as a significant retail provider of energy in New York. This competitive business has been making inroads in both the residential and the commercial and industrial markets. For example, several of Manhattan's major medical centers and hotels – St. Luke's-Roosevelt Hospital;





Above John Brengel, management associate, working on a Hunts Point gas transmission main.

Beth Israel Medical Center; and the Marriott, Righa International, and Renaissance hotels – are now Con Edison Solutions customers. In addition, the company's evolving consulting business offers customers the ability to design and operate their energy facilities in a manner that will save energy, reduce costs, and improve workplace environments. In early 2002, Con Edison Solutions created the Energy Management Operations Center, or eMOC, a high-tech, Internet-based, information-exchange platform. It monitors and analyzes customer energy data remotely through its Energy Information Systems (EIS). Con Edison Solutions has installed EIS applications as far away as Puerto Rico.

Con Edison Solutions offers customers in New York City's five boroughs, as well as in Westchester, Rockland, and Orange counties, the option of purchasing "green" power – electricity generated from renewable resources, including power generated at an upstate wind farm.Con Edison Development owns and operates electric generation plants. Con Edison Development focuses on geographic areas that are adjacent to Con Edison's existing service areas, and currently owns or leases four plants in New England and the Middle Atlantic regions. Its portfolio of generation assets includes a new, highly efficient combined-cycle generating unit in Newington, New Hampshire; modern gas turbine peaking units; and several small hydroelectric units.

Con Edison Energy works in the wholesale capacity and energy markets to provide specialized energy, capacity, and risk-management services. It also works collaboratively with Con Edison Solutions and Con Edison Development to provide the former with low-cost energy and capacity for its retail customers and to profitably market the capacity and energy of Con Edison Development's generation assets. Last year, Con Edison Energy participated in the first-ever auctions of electric capacity output in New Jersey, and won several market segments. As the wholesale and retail power markets evolve, Con Edison Energy will continue to apply its expertise and resources to support its market activities.

Page 14 Inshan Mohammed, mechanic B, at our Van Nest facility, operating a new tool that cuts steel with water pressurized to 60,000 PSI. **Left** Con Edison Communications employees evaluating data at the network operations center (NOC). **Page 18** Operating Supervisor and volunteer mentor Jeffrey Hardman assists Gompers High School students in preparation for a citywide robotics competition.

Enriching Our World: Our Communities, Our Environment, Our Family



"The Con Edison Discover Nature Theater at the Audubon Center in Prospect Park helps visitors and city residents get closer to nature and learn more about the city's ecological diversity. Con Edison's support represents an ideal partnership of corporate community involvement with environmental activism." Tupper Thomas, president and park administrator, Prospect Park Alliance

Good Corporate Citizenship at Work

Good corporate citizenship is an important part of every job at Con Edison. Indeed, helping to build vibrant, clean, and safe communities isn't just a matter of good deeds, it's a matter of good business and civic responsibility. Thriving communities, after all, provide the best hosts for growing businesses and families.

Through the sustained commitment of employee time and corporate support to hundreds of strategic partnerships in education, the environment, the arts and culture, and economic development, we enrich the life of our neighborhoods. We have made particular efforts to improve young New Yorkers' understanding of environmental issues, and of math and science. This year, for example, we provided a grant to support the Queens College Globe NY Metro science and teaching program, which helps train elementary and secondary students to gather environmental and scientific data. The new Audubon Center in Brooklyn's Prospect Park, run by the Prospect Park Alliance, which is devoted to improving, restoring, and maintaining the park, houses a special classroom known as the "Con Edison Discover Nature Theater." With Con Edison of New York support, this learning center is a comprehensive environmental education hub with a special focus on children. Each week, employees mentor students at Washington Irving High School, which is adjacent to our Manhattan headquarters. As part of our commitment to sound environmental practices, Con Edison of New York has endorsed the rigorous principles of the Coalition for Environmentally Responsible Economies (CERES). Our efforts to develop innovative solutions have repeatedly been recognized by both government and industry and are establishing the company's place in the front rank of environmentally conscious utilities. In October the company convened a forum of environmental representatives from 16 Fortune 500 companies and invited speakers such as James Connaughton, chairman of the President's Council on Environmental Quality. The participants gathered to exchange practical ideas and solutions that are being implemented to achieve environmental excellence. In its annual report on corporate environmental performance, Innovest Strategic Value Advisors ranked Con Edison third among 28 utilities, citing our best practices in emissions risk and environmentally sensitive business development.

To enable our employees to build skills and grow as individuals, we have invested significantly in the Con Edison Learning Center. At the Learning Center, which is about the size of a small community college, skilled, professional instructors conduct more than 500 courses each year in highly specialized technical fields ranging from electric systems to environmental compliance and in leadership and management development. Last year, 12,000 employees attended programs, many of which were designed to expand the hands-on skills of field personnel. Among the employees pursuing further training, more than 2,800 took advantage of the growing roster of interactive distance learning and Web-based self-study programs. The Learning Center helps our workforce to be better prepared to deliver more reliable and more informed service in the field and in the office.

Our efforts to build a work environment that nurtures the professional aspirations of all our employees have been recognized by industry and media organizations. In 2002 we were lauded for our forward-looking workplace policies by two national magazines and several organizations dedicated to the advancement of women, African-Americans, and Hispanics.

Corporate Policy Committee









Clockwise from top left
Eugene R. McGrath,
Charles E. McTiernan, Stephen B. Bram,
John D. McMahon, Joan S. Freilich,
Kevin Burke, Frances A. Resheske







Financial Section

Selected Financial Data

For the Years Ended December 31 (Millions of Dollars)	2002	2001	2000	1999	1998
Operating revenues	$8,481.9	$9,388.8	$9,317.2	$7,491.3	$7,093.0
Purchased power	3,180.4	3,380.3	3,536.3	1,824.0	1,253.8
Fuel	288.7	393.8	350.8	430.1	579.0
Gas purchased for resale	596.6	860.1	789.1	485.2	437.3
Operating income	1,060.1	1,127.6	1,016.1	1,019.8	1,053.3
Income before cumulative effect of changes in accounting principles	668.1	682.2	582.8	700.6	712.7
Cumulative effect of changes in accounting principles	22.1	–	–	–	–
Net income for common stock	646.0	682.2	582.8	700.6	712.7
Total assets	18,820.3	17,034.5	16,767.2	15,531.5	14,381.4
Long-term debt	6,168.4	5,501.2	5,415.4	4,524.6	4,050.1
Preferred stock subject to mandatory redemption	–	37.1	37.1	37.1	37.1
Common shareholders' equity	5,921.1	5,666.3	5,472.4	5,412.0	6,025.6
Basic earnings per share					
Before cumulative effect of changes in accounting principles	$3.14	$3.22	$2.75	$3.14	$3.04
Cumulative effect of changes in accounting principles	$0.11	–	–	–	–
After cumulative effect of changes in accounting principles	$3.03	$3.22	$2.75	$3.14	$3.04
Diluted earnings per share					
Before cumulative effect of changes in accounting principles	$3.13	$3.21	$2.74	$3.13	$3.04
Cumulative effect of changes in accounting principles	$0.11	–	–	–	–
After cumulative effect of changes in accounting principles	$3.02	$3.21	$2.74	$3.13	$3.04
Cash dividends per common share	$2.22	$2.20	$2.18	$2.14	$2.12
Average common shares outstanding (millions)	213.0	212.1	212.2	223.4	234.3

Selected Quarterly Information

2002 (Millions of Dollars)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$2,036.4	$1,849.0	$2,539.5	$2,057.0
Operating income	257.5	200.1	386.3	216.2
Income before cumulative effect of changes in accounting principles	166.6	97.6	283.7	120.2
Cumulative effect of changes in accounting principles	20.2	–	–	1.9
Net income for common stock	146.4	97.6	283.7	118.3
Basic earnings per common share before cumulative effect of changes in accounting principles	$0.78	$0.46	$1.34	$0.56
Cumulative effect of changes in accounting principles	0.10	–	–	0.01
Basic earnings per common share after cumulative effect of changes in accounting principles	$0.68	$0.46	$1.34	$0.55
Diluted earnings per common share before cumulative effect of changes in accounting principles	$0.78	$0.46	$1.33	$0.56
Cumulative effect of changes in accounting principles	0.10	–	–	0.01
Diluted earnings per common share after cumulative effect of changes in accounting principles	$0.68	$0.46	$1.33	$0.55
2001 (Millions of Dollars)				
Operating revenues	$2,761.9	$2,112.2	$2,627.6	$1,887.1
Operating income	286.5	215.8	386.4	238.9
Net income for common stock	179.1	100.7	277.3	125.1
Basic earnings per common share	$0.84	$0.48	$1.31	$0.59
Diluted earnings per common share	$0.84	$0.48	$1.30	$0.59

In the opinion of Con Edison, these quarterly amounts include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

Market Price Range in Consolidated Reporting System and Dividends Paid on Common Stock

	2002			2001		
	High	Low	Dividends Paid	High	Low	Dividends Paid
1st Quarter	$42.50	$40.03	$0.555	$38.38	$31.44	$0.55
2nd Quarter	$45.10	$40.55	$0.555	$40.00	$35.76	$0.55
3rd Quarter	$43.44	$33.58	$0.555	$43.37	$36.90	$0.55
4th Quarter	$44.30	$39.18	$0.555	$42.20	$36.50	$0.55

As of January 31, 2003, there were 97,987 holders of record of Con Edison's Common Shares.

Glossary of Terms

The following is a glossary of frequently used abbreviations or acronyms that are found throughout this report:

Con Edison Companies	
Con Edison	Consolidated Edison, Inc.
Con Edison Communications	Con Edison Communications, LLC
Con Edison Development	Consolidated Edison Development, Inc.
Con Edison Energy	Consolidated Edison Energy, Inc.
Con Edison of New York	Consolidated Edison Company of New York, Inc.
Con Edison Solutions	Consolidated Edison Solutions, Inc.
O&R	Orange & Rockland Utilites, Inc.

Regulatory and State Agencies	
FERC	Federal Energy Regulatory Commission
NJBPU	New Jersey Board of Public Utilities
NYPA	New York Power Authority
NYSERDA	New York State Energy Research and Development Authority
PSC	New York State Public Service Commission
PPUC	Pennsylvania Public Utility Commission
SEC	Securities and Exchange Commission

Other	
ABO	Accumulated Benefit Obligation
APB	Accounting Principles Board Opinion
AFDC	Allowance for Funds used During Construction
FASB	Financial Accounting Standards Board
EITF	Emerging Issues Task Force
ENDRO	Equivalent number of days of revenue outstanding
kWh	Kilowatt-hour
MW	Thousand kilowatts or Megawatts
NYISO	New York Independent System Operator
NUGs	Non-Utility Generators
OCI	Other Comprehensive Income
PCBs	Polychlorinated biphenyls
SFAS	Statement of Financial Accounting Standards
Superfund	Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis relates to the accompanying consolidated financial statements of Consolidated Edison, Inc. (Con Edison) and should be read in conjunction with the consolidated financial statements and the notes thereto. Except where noted, this discussion and analysis is presented on a consolidated basis. Information in the notes referred to in this discussion and analysis is hereby incorporated by reference herein. The use of terms such as "see" or "refer to" shall be deemed to incorporate by reference into this discussion and analysis the information to which reference is made.

Con Edison

Con Edison is a holding company that provides a wide range of energy-related and telecommunications services to its customers through its regulated and unregulated subsidiaries. Con Edison's core business is energy distribution and it is also pursuing related growth opportunities in competitive businesses.

Con Edison's principal subsidiary is Consolidated Edison Company of New York, Inc. (Con Edison of New York), a regulated utility that provides electric service to over 3.1 million customers and gas service to approximately 1.1 million customers in New York City and Westchester County. It also provides steam service in parts of Manhattan.

Orange and Rockland Utilities, Inc. (O&R) is also a regulated utility subsidiary of Con Edison. O&R, along with its regulated utility subsidiaries, provides electric service to over 285,000 customers in southeastern New York and adjacent sections of New Jersey and northeastern Pennsylvania and gas service to over 120,000 customers in southeastern New York and northeastern Pennsylvania.

Con Edison has four unregulated subsidiaries: Consolidated Edison Solutions, Inc. (Con Edison Solutions), a retail energy services company that sells electricity, gas and energy-related services to delivery customers of utilities, including Con Edison of New York and O&R; Consolidated Edison Energy, Inc. (Con Edison Energy), a wholesale energy supply company; Consolidated Edison Development, Inc. (Con Edison Development), a company that owns and operates generating plants and energy and other infrastructure projects; and Con Edison Communications, LLC (Con Edison Communications), a company that builds and operates fiber optic networks to provide telecommunications services. The unregulated subsidiaries participate in competitive businesses that are subject to different risks than those found in the businesses of the regulated utility subsidiaries. The unregulated subsidiaries accounted for 7.3 percent of consolidated operating revenues and 2.9 percent of consolidated net income in 2002 (before the cumulative effect of changes in accounting principles) and 7.0 percent of consolidated total assets at December 31, 2002.

Results of Operations – Summary

Con Edison's earnings per share in 2002 were $3.03 ($3.02 on a diluted basis). Earnings per share in 2001 and 2000 were $3.22 ($3.21 on a diluted basis) and $2.75 ($2.74 on a diluted basis), respectively.

Earnings per share for 2002, before the cumulative effect of changes in accounting principles of $22.1 million after tax, were $3.14 ($3.13 on a diluted basis). See Notes K and O to the financial statements.

Earnings for the years ended December 31, 2002, 2001 and 2000 were as follows:

(Millions of Dollars)	2002	2001	2000
Con Edison of New York	$605.4	$649.5	$570.1*
O&R	44.9	40.2	39.1
Unregulated subsidiaries	(2.6)**	11.5	7.7
Other***	(1.7)	(19.0)	(34.1)
Con Edison	$646.0	$682.2	$582.8

* Includes a pre-tax charge for the possible disallowance of $130 million of replacement power expenses.

** Includes charges for the cumulative effect of two changes in accounting principles totaling $22.1 million after tax.

*** Includes parent company expenses, inter-company eliminations, goodwill amortization (in the years 2001 and 2000) and a $32.1 million charge in 2000 for merger-related expenses.

Con Edison's earnings in 2002 were $36.2 million lower than in 2001, reflecting the following factors (after tax, in millions):

Con Edison of New York:	
Lower operation and maintenance expenses (excluding nuclear operations)	$21.6
Impact of weather (estimated)	18.4
Reserve for electric excess earnings	(26.0)
Amortization of divestiture gain in 2001	(25.0)
Reduction in gas base rates and lower non-firm gas sales	(21.3)
Economic conditions (estimated)	(7.5)
Cumulative effect of changes in accounting principles	(22.1)
Cessation of goodwill amortization	10.8
Unregulated businesses	8.0
Orange and Rockland Utilities	4.7
Other	2.2
Total	**$(36.2)**

Con Edison's earnings in 2001 were $99.4 million higher than in 2000, reflecting the following factors (after tax, in millions):

Con Edison of New York:	
Lower nuclear production expenses	$64.0
Impact of weather and economic conditions (estimated)	47.5
Lower depreciation expense	45.5
Amortization of divestiture gain	37.5
Increased pension credits	34.5
Recognition of deferred NYPA rate increase	22.9
Unrecovered Indian Point replacement power costs in 2000	84.5
Electric rate reductions	(243.4)
Taxes other than income, principally property taxes	(12.2)
Merger-related expenses in 2000	20.9
Unregulated businesses	3.8
Other	(6.1)
Total	$99.4

See "Results of Operations" below for further discussion and analysis of results of operations.

Application of Critical Accounting Policies

Con Edison's financial statements reflect the application of its accounting policies, which conform to accounting principles generally accepted in the United States of America. The company's critical accounting policies include industry-specific accounting applicable to regulated public utility subsidiaries and accounting for pensions and other postretirement benefits, contingencies, derivative instruments, goodwill and leases.

The application of certain of these accounting policies requires the company to use estimates. These estimates may require the company to make assumptions about matters that are highly uncertain and for which different estimates that could reasonably have been used could have resulted in material differences in its financial statements.

The major critical accounting policies are as follows:

Accounting for Regulated Public Utilities – SFAS No. 71

Con Edison's principal subsidiaries, Con Edison of New York and O&R, are regulated public utilities subject to Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," and, in accordance with SFAS No. 71, are subject to the accounting requirements of the Federal Energy Regulatory Commission (FERC) and state public utility regulatory authorities having jurisdiction.

SFAS No. 71 specifies the economic effects that result from the cause and effect relationship of costs and revenues in the rate-regulated environment and how these effects are to be accounted for by a regulated enterprise. Revenues intended to cover some costs may be recorded either before or after the costs are incurred. If regulation provides assurance that incurred costs will be recovered in the future, these costs would be recorded as deferred charges or "regulatory assets" under SFAS No. 71. If revenues are recorded for costs that are expected to be incurred in the future, these revenues would be recorded as deferred credits or "regulatory liabilities" under SFAS No. 71.

Con Edison's principal regulatory assets and liabilities are detailed on the company's consolidated balance sheet. The company is receiving or being credited with a return on all of its regulatory assets for which a cash outflow has been made. The company is paying or being charged with a return on all of its regulatory liabilities for which a cash inflow has been received. The company's regulatory assets and liabilities will be recovered from customers, or applied for customer benefit, in accordance with rate provisions approved by the applicable public utility regulatory commission.

Accounting for Pensions and Other Postretirement Benefits

Con Edison provides pensions and other postretirement benefits to substantially all employees and retirees of its utility subsidiaries and certain employees of its unregulated subsidiaries. Con Edison accounts for these benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions." In applying these accounting policies, the company has made critical estimates related to actuarial assumptions, including assumptions of expected returns on plan assets, future compensation, health care cost trends, and appropriate discount rates. See Notes D and E to the financial statements for information about these assumptions, actual performance, amortization of investment and other actuarial gains and losses and calculated plan costs for 2002, 2001 and 2000.

Primarily because of the amortization of previous years' net investment gains, Con Edison's pension expense for 2002, 2001 and 2000 was negative, resulting in a credit to and increase in net income in each year. Investment gains and losses on plan assets are fully recognized in expense over a 15-year period (20 percent of the gains and losses for each year begin to amortize in each of the following five years and the amortization period for each 20 percent portion of the gains and losses is ten years). This amortization is in accordance with the Statement of Policy issued by the New York State Public

Service Commission (PSC) and is permitted under SFAS No. 87, which provides a "corridor method" for moderating the effect of investment gains and losses on pension expense, or alternatively, allows for any systematic method of amortization of unrecognized gains and losses that is faster than the corridor method and is applied consistently to both gains and losses.

Con Edison's expense or credit for actual pension and other postretirement benefits in future periods will depend upon actual returns on plan assets and the assumptions the company makes for future periods. The company's current estimate for 2003 is a reduction, compared to 2002, in the pension and other postretirement benefits net credit of $54 million after tax. This reduction reflects, among other factors, an actual loss on the pension fund of 8.6 percent in 2002 as compared with an expected annual asset return assumption of 9.2 percent. This variation will reduce net income by $21.3 million after tax in 2003, as compared to 2002. In addition, the company has lowered its expected annual asset return assumption for the plans for 2003 to 8.8 percent. This revised assumption will reduce net income by $14.5 million after tax in 2003, as compared to 2002.

Amortization of market gains and losses experienced in previous years is expected to reduce the pension and other post retirement benefit net credit by an additional $25 million, after tax, in 2004. A 5.0 percentage point variation in the actual annual return in 2003 as compared to the expected annual asset return of 8.8 percent would change net income by approximately $6 million in 2004. Under the terms of its current regulatory agreements, O&R would defer as a regulatory asset any difference between expenses recognized under SFAS No. 87 and the amounts reflected in rates for such expenses.

An actuarial valuation of the plan's funded status was performed as of December 31, 2002. The valuation showed that the fair value of the company's pension plan assets exceeded its Accumulated Benefit Obligation (ABO) at December 31, 2002. However, the fair market value of Con Edison's pension plan assets could fall below the plan's ABO in future years. In that event, Con Edison would be required, under SFAS No. 87 and SFAS No. 132 "Employers' Disclosures about Pension and Postretirement Benefits," to accrue a liability equal in amount to the difference between the fair value of the plan assets and the ABO, plus its total accrued pension credits, through a non-cash charge to other comprehensive income (OCI). The charge to OCI, which would be net of taxes, would not affect the company's net income for common stock.

Con Edison was not required to make cash contributions to its pension plan in 2002 nor will it be required to do so in 2003.

Accounting for Contingencies

SFAS No. 5, "Accounting for Contingencies," applies to an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Con Edison's known material contingencies include litigation relating to its October 1999 merger agreement with Northeast Utilities, a proceeding relating to outages at the nuclear generating unit the company sold in 2001, workers' compensation claims, and its responsibility for hazardous substances, such as asbestos, polychlorinated biphenyls (PCBs) and coal tar, that have been used or generated in the course of the operations of its subsidiaries. See Notes F, G and P to the financial statements. In accordance with SFAS No. 5, the company has accrued estimates of losses relating to the contingencies as to which loss is probable and can be reasonably estimated and no liability has been accrued for contingencies as to which loss is not probable or cannot be reasonably estimated.

Accounting For Derivative Instruments

Con Edison's subsidiaries use derivative financial instruments to hedge market price fluctuations in related underlying transactions for the physical purchase or sale of electricity or gas and interest rate risk on certain debt securities. See "Financial Market Risks" below and Note O to the financial statements.

Accounting for Goodwill

Con Edison adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. In accordance with this standard, Con Edison ceased amortizing goodwill and began testing remaining goodwill balances for impairment on an annual basis. Con Edison completed initial goodwill impairment tests and recorded a loss of $34.1 million ($20.2 million after tax) as of January 1, 2002, relating to certain generation assets owned by an unregulated subsidiary. The unamortized goodwill of $405.8 million, relating to the acquisition of O&R, was tested for impairment and determined not to be impaired. See Note K to the financial statements.

In determining whether or not its goodwill is impaired, Con Edison is required to make certain estimates and assumptions that could affect the results of the goodwill impairment test. Actual results could differ from the estimates used.

Accounting for Leases

Con Edison applies SFAS No. 13, "Accounting for Leases" and other related accounting pronouncements to its leasing transactions. See Notes J and S to the financial statements.

Liquidity and Capital Resources

Con Edison's liquidity reflects cash flows from operating, investing and financing activities, as shown on the accompanying consolidated statement of cash flows and discussed below. As a result of these activities, cash and temporary cash investments (including restricted cash) decreased $226.9 million at December 31, 2002 compared to December 31, 2001.

Cash Flows From Operating Activities

Con Edison's cash flows from operating activities reflect principally its energy sales and its cost of operations. The volume of energy sales is dependent on factors external to Con Edison such as weather, economic conditions and technological developments. The prices at which Con Edison's utility subsidiaries provide energy to their customers are determined in accordance with rate agreements approved by the state public utility regulatory authority having jurisdiction – the New York State Public Service Commission (PSC), the New Jersey Board of Public Utilities (NJBPU) and the Pennsylvania Public Utility Commission (PPUC). See "Regulatory

Matters" below. In general, changes in the utility subsidiaries' cost of purchased power, fuel and gas affect the timing of cash flows but not net income because the costs are recovered in accordance with rate agreements. See "Recoverable Energy Costs" in Note A to the financial statements.

Net income for common stock is the result of cash and non-cash (or accrual) transactions. Only cash transactions affect Con Edison's cash flow from operations. Principal non-cash charges include depreciation and deferred taxes. Principal non-cash credits include accrued pension credits. Pension credits result from past favorable performance in Con Edison of New York's pension fund and assumptions about future performance. See "Application of Critical Accounting Policies – Accounting for Pensions and Other Postretirement Benefits" and Notes D and E to the financial statements.

Net cash flows from operating activities in 2002 were $82.6 million less than the 2001 period. This decrease is due principally to higher energy costs and sales in December 2002 as compared to December 2001, resulting in increased customer accounts receivable and recoverable energy costs, offset in part by increased accounts payable balances. The net benefit to cash flow from these activities in 2001 was greater than the benefit in 2002 because high energy costs at year-end 2000 were collected in 2001 and energy purchases at year-end 2001 were lower than the prior year. The change in cash flows also reflect the timing of federal income tax payments and refunds and net cash received related to regulatory liabilities, such as transmission congestion contracts, offset by increased cash expended related to regulatory assets. Net cash flows from operating activities in 2001 increased $245.5 million compared with 2000, due principally to lower energy costs which are reflected in decreased customer accounts receivable and recoverable energy costs, offset in part by decreased accounts payable balances. See Note G to the financial statements.

The following analysis reflects variations in balance sheet accounts, which impact specific line items within the consolidated statement of cash flows. The changes in these balance sheet line items are utilized to reconcile income to cash flow from operations.

Accounts receivable – customers, less allowance for uncollectible accounts were $96.4 million higher at December 31, 2002 than at year-end 2001, due primarily to higher electric, gas and steam sales in December 2002 as compared to December 2001. Con Edison of New York's equivalent number of days of revenue outstanding (ENDRO) of customer accounts receivable was 29.3 days at December 31, 2002, compared with 29.6 days at December 31, 2001. For O&R, the ENDRO was 23.0 days at December 31, 2002, compared with 23.6 days at year-end 2001.

Recoverable energy costs increased $113.0 million at December 31, 2002 as compared with year-end 2001 due primarily to increased fuel, purchased power and gas costs, resulting from higher sales volumes in December 2002. See "Recoverable Energy Costs" in Note A to the financial statements.

Other receivables increased $70.0 million at December 31, 2002 as compared with year-end 2001, due primarily to increased receivables associated with electric and gas commodity transactions at the unregulated subsidiaries (accounts payable for such transactions also increased) and increased gas hedging program receivables at the utility subsidiaries. See "Financial Market Risks – Commodity Price Risks," below.

Gas in storage decreased $31.0 million at December 31, 2002 as compared with year-end 2001, reflecting primarily the lower volumes in storage as a result of higher withdrawals due to the colder weather at year-end 2002 as compared to 2001.

Other current assets increased $18.9 million at December 31, 2002 compared with year-end 2001, due primarily to an increase in the value of energy marketing contracts at the regulated and unregulated subsidiaries.

Deferred loss on the sale of the nuclear generating unit decreased $47.6 million at December 31, 2002 as compared to year-end 2001 reflecting the recovery of these costs from Con Edison of New York's customers in accordance with the company's 2000 Electric Rate Agreement. See "Rate and Restructuring Agreements" in Note A to the financial statements.

Divestiture – capacity replacement reconciliation balance decreased $30.0 million at December 31, 2002 as compared to year-end 2001 representing the amortization of capacity costs incurred prior to the opening of the New York Independent System Operator (NYISO) market, in accordance with the company's 2000 Electric Rate Agreement. See "Rate and Restructuring Agreements" in Note A to the financial statements.

Deferred environmental remediation costs increased $20.5 million at December 31, 2002 as compared to year-end 2001 representing primarily additional liabilities accrued for costs related to Superfund and other sites, which Con Edison's regulated subsidiaries are permitted to recover under current rate agreements. See Note F to the financial statements.

For information about the regulatory asset for World Trade Center restoration costs, see Note Q to the financial statements.

Deferred asbestos-related costs increased $33.7 million at December 31, 2002 as compared to year-end 2001 due to increased liabilities accrued for Con Edison of New York's non-employee related asbestos claims (which Con Edison of New York is permitted to recover under its current rate agreements). See Note F to the financial statements.

Other regulatory assets increased $34.4 million at December 31, 2002 as compared to year-end 2001 due principally to the reconciliation of taxes collected and the tax expense resulting from New York State tax law changes in accordance with PSC authorization. See Note A to the financial statements and "Other Regulatory Liabilities," below.

Accumulated provision for injuries and damages increased $21.8 million at December 31, 2002 as compared with year-end 2001, reflecting primarily workers' compensation claims relating to asbestos exposure. See Note F to the financial statements.

Accounts payable increased $239.7 million at December 31, 2002 as compared with year-end 2001. This increase is due primarily to higher electric, gas and steam energy costs at December 31, 2002 as compared to December 31, 2001, reflecting higher sales volumes, and an increase in payables associated with settled electric and gas commodity transactions at the unregulated subsidiaries. See discussion of electric power costs in "Results of Operations," below.

Accrued taxes decreased $45.3 million at December 31, 2002 compared with year-end 2001, due primarily to the payment of the 2001 fourth quarter federal income tax liability in January 2002. The federal government delayed the timing of the payment in light of the World Trade Center attack.

Transmission congestion contracts increased $119.9 million at December 31, 2002 as compared to year-end 2001 reflecting proceeds from the sale of transmission rights on Con Edison of New York's transmission system. These proceeds are being retained for customer benefit.

The gas rate plan balance of $36.3 million at December 31, 2002 was established in accordance with the 2002 gas rate agreement to provide for the recovery of costs (net of reimbursement) related to the World Trade Center attack.

Electric excess earnings balance of $40.0 million at December 31, 2002 represents a reserve established in 2002 for earnings in excess of a specified rate of return that are to be retained for customer benefit in accordance with Con Edison of New York's 2000 Electric Rate Agreement. See "Rate and Restructuring Agreements" in Note A to the financial statements.

During 2002, other regulatory liabilities increased $125.5 million, due primarily to the reconciliation of taxes collected and the expense resulting from New York State tax law changes in accordance with PSC authorization and the establishment of a liability to customers for interest earned on a federal income tax refund. Changes in the New York State tax laws applicable to utility companies, effective January 1, 2000, repealed or reduced certain revenue-based taxes and instituted a net income-based tax. In June 2001, the PSC issued its final Order relating to these tax law changes. It authorized each utility to use deferral accounting to record the difference between taxes being collected and tax expense resulting from tax law changes, until those changes are incorporated into base rates.

Cash Flows Used in Investing Activities

Cash flows used in investing activities were $686.8 million higher in 2002 compared with 2001, due primarily to the receipt of proceeds from generation divestiture, net of contributions to the nuclear decommissioning trust, in the 2001 period. See "Generation Divestiture," below. In addition, construction expenditures increased $112.3 million in 2002 compared with 2001, principally to meet load growth on the company's electric distribution systems, to effect permanent restoration of portions of the electric, gas and steam systems in lower Manhattan following the World Trade Center attack and for the ongoing project to add incremental generating capacity at Con Edison of New York's East River steam-electric generating plant (the East River Repowering Project). Cash flows used in investing activities in 2001 decreased $605.5 million compared with 2000, due primarily to the receipt of proceeds from generation divestiture, which offset increased utility construction expenditures related to meet load growth on the company's electric distribution systems. See "Generation Divestiture" and "Capital Expenditures" below.

Deferred real estate sale costs related to the demolition and remediation of a nine-acre development site in midtown Manhattan along the East River were $134.4 million at December 31, 2002, compared to $105.4 million at December 31, 2001. In 2000, Con Edison of New York agreed to sell this site for an expected price of $576 million to $680 million, depending on zoning and other adjustments. The sale is subject to PSC approval and other conditions. The buyer paid Con Edison of New York $50 million in 2000 as a down payment, which Con Edison of New York used to fund a portion of the demolition and remediation expenses. The down payment has been recorded as a regulatory liability.

Cash Flows Used in Financing Activities

Net cash flows used in financing activities in 2002 decreased $278.0 million compared with 2001, reflecting principally increased financing for construction expenditures at Con Edison of New York, the issuance of common stock and a reduction in the amount of common stock dividends paid in cash. In 2002, the company began issuing new common shares for its Automatic Dividend Reinvestment and Cash Payment Plan instead of purchasing previously issued shares on the open market (approximately 1.0 million shares for $39.6 million).

In September 2001, the company used the proceeds from the sale of Con Edison of New York's nuclear plant to repay all outstanding short-term borrowing. Net repayments of short-term debt increased $221.8 million for the year-ended December 31, 2002 compared with 2001 period. Cash flows used in financing activities in 2001 increased $196.3 million compared with 2000, as a result of decreased borrowings and increased debt redemption.

Con Edison had $161.7 million of commercial paper and other short-term notes outstanding at December 31, 2002 and $343.7 million outstanding at December 31, 2001. Con Edison's average daily short-term borrowing outstanding in 2002 was $256.1 million compared with $241.8 million in 2001. The weighted average interest rate was 1.7 percent in 2002 compared to 4.6 percent in 2001. For additional information about Con Edison's short-term borrowing, see Note C to the financial statements.

In February 2002, Con Edison of New York redeemed at maturity $150 million of 6.625 percent 9-year, Series 1993C Debentures. In April 2002, Con Edison issued $325 million of 7.25 percent long-term debt (Public Income Notes, Series 2002A), with a 40-year maturity, callable at par after five years. In June 2002, Con Edison of New York redeemed at maturity $150 million of variable rate 5-year, Series 1997A Debentures and issued $300 million of non-callable 5.625 percent 10-year Series 2002A Debentures. In August 2002, Con Edison of New York redeemed at maturity $37.1 million of Cumulative Preferred Stock, $100 par value, 6.125 percent, Series J. In December 2002, Con Edison of New York issued $500 million 4.875 percent 10-year Series 2002B Debentures. In January 2003, Con Edison of New York redeemed $275 million of 7.75 percent 35-year, Series 1996A, Subordinated Deferrable Interest Debentures.

In October 2002, Con Edison of New York changed the interest rate method applicable to $224.6 million aggregate principal amount of its tax-exempt Facilities Revenue Bonds, Series 2001A from a variable weekly rate mode to a 10-year term mode, callable at par after three years with a 4.70 percent annual interest rate. In addition, Con Edison of New York entered into a swap agreement in connection with these bonds pursuant to which the company pays interest at a variable rate equal to the three-month LIBOR and is paid interest at a fixed rate of 5.375 percent. See Note O to the financial statements.

External borrowings are a source of liquidity for Con Edison that could be affected by changes in credit ratings, financial performance and capital markets. For information about Con Edison's ratings and certain financial ratios, see "Capital Resources" below.

Generation Divestiture

In 2001, Con Edison of New York completed the sale of its interest in the jointly owned Roseton generating station and its nuclear generating unit and related assets. See Note I to the financial statements.

Capital Resources

Con Edison is a holding company that operates only through its subsidiaries and has no material assets other than its interests in its subsidiaries. Con Edison expects to finance its capital requirements primarily from dividends it receives from its subsidiaries and through the sale of securities, including commercial paper. In addition, Con Edison's ability to make payments on its external borrowings and dividends on its common shares is dependent upon its receipt of dividends from its subsidiaries or proceeds from the sale of its securities or its interests in its subsidiaries. For information about restrictions on the payment of dividends by Con Edison's utility subsidiaries, see Note B to the financial statements.

For information about Con Edison's $950 million commercial paper programs and revolving credit agreements with banks, see Note C to the financial statements.

In 2002, Con Edison issued 1.7 million shares of previously unissued shares of its common stock for its Automatic Dividend Reinvestment and Cash Payment Plan, Stock Purchase Plan and Stock Option Plan, which increased common equity by $68.5 million.

Con Edison expects its utility subsidiaries to finance their operations, capital requirements and payment of dividends to Con Edison from internally generated funds and external borrowings.

In December 2001, the PSC authorized Con Edison's utility subsidiaries to issue up to $1.95 billion of debt securities prior to 2006, of which Con Edison of New York issued $525 million of debt securities in 2002. In addition, the PSC authorized the refunding of the utility subsidiaries' outstanding debt securities and preferred stock.

Con Edison's unregulated subsidiaries have financed their operations and capital requirements primarily with capital contributions from Con Edison, internally generated funds and external borrowings and off-balance sheet financings guaranteed by Con Edison. See Note S to the financial statements.

In August 2002, President Bush signed into law an appropriations bill that authorizes funds for which the company is eligible to apply for the recovery of costs it incurred in connection with the World Trade Center attack. The procedural guidelines for disbursement of the federal funds are in the process of being developed. See Note Q to the financial statements.

Con Edison's ratio of earnings to fixed charges for 2002, 2001 and 2000 and common equity ratio at December 31, 2002, 2001 and 2000 were:

	2002	2001	2000
Earnings to fixed charges (SEC basis)	3.25	3.49	3.10
Common equity ratio	48.20	49.80	49.10

Con Edison's ratio of earnings to fixed charges decreased for 2002 compared to 2001 primarily as a result of decreased earnings, including a non-cash, after-tax charge of $22.1 million related to changes in accounting principles. Excluding this charge, the ratio of earnings to fixed charges for 2002 would have been 3.3. See Notes K and O to the financial statements. Con Edison's ratio of earnings to fixed charges increased for 2001 compared to 2000 primarily as a result of increased earnings, reflecting charges in 2000 for replacement power costs ($130.0 million) and merger related expenses ($32.1 million). See Notes G and P to the financial statements.

The commercial paper of Con Edison and its utility subsidiaries is rated P-1, A-1 and F-1, respectively, by Moody's Investors Service, Inc. (Moody's), Standard & Poor's Rating Services (S&P) and Fitch Ratings (Fitch). Con Edison's unsecured debt is rated A2, A and A-, respectively, by Moody's, S&P and Fitch. The senior unsecured debt of Con Edison's subsidiaries, Con Edison of New York and O&R, is rated A1, A+ and A+, respectively, by Moody's, S&P and Fitch.

Capital Requirements

The following table compares Con Edison's capital requirements relating to its regulated and unregulated subsidiaries for the years 2000 through 2002 and estimated amounts for 2003 and 2004:

(Millions of Dollars)	2000	2001	2002	2003	2004
Regulated utility construction expenditures	$959	$1,043	$1,157	$1,179	$1,104
Investment in unregulated subsidiaries	121	187	277	134	47
Sub-total	1,080	1,230	1,434	1,313	1,151
Retirement of long-term securities at maturity	395	638	348	460*	150
Total	$1,475	$1,868	$1,782	$1,773	$1,301

* Includes redemption in advance of maturity of $275 million of Con Edison of New York's Subordinated Deferrable Interest Debentures Series 1996A in January 2003.

The increased regulated utility construction expenditures in 2002 and 2003 reflect expenditures for permanent electric, gas and steam system restoration following the World Trade Center attack, programs to meet increased electric load growth and reliability needs, a higher level of gas infrastructure expenditures and the East River Repowering Project.

The investment in unregulated subsidiaries reflects Con Edison's funding to the unregulated subsidiaries as well as the subsidiaries' own investments, but does not include off-balance sheet financing (which is guaranteed by Con Edison). See Notes R and S to the financial statements. At December 31, 2002 and 2001, Con Edison's investment in these subsidiaries, on an unconsolidated basis, was $789.8 million and $473.5 million, respectively.

Contractual Obligations and Commercial Commitments

The following table summarizes Con Edison's material obligations at December 31, 2002, to make payments pursuant to contracts. Long-term debt and capital lease obligations are included on Con Edison's balance sheet. Operating leases and non-utility generator (NUGs) contracts (for which undiscounted future annual payments are shown) are disclosed in the notes to the financial statements.

Contractual Obligations (Millions of Dollars)	Total	Payments Due by Period: Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt (Note B)	$6,668	$473	$627	$385	$5,183
Capital lease obligations (Note J)	72	8	15	14	35
Operating leases (Notes J and S)	418	79	129	88	122
Non-utility generator contracts (Note H)	8,145	543	1,076	1,061	5,465
Natural gas supply, transportation and storage contracts	424	144	135	120	25
Total	$15,727	$1,247	$1,982	$1,668	$10,830

Con Edison's material commercial commitments to make payments in addition to these contractual commitments are its guarantees of certain obligations of its subsidiaries. See Notes R and S to the financial statements.

Electric Power Requirements

In 2002, Con Edison's utility subsidiaries purchased substantially all of the energy they sold to customers pursuant to firm contracts with NUGs and others or through the NYISO's wholesale electricity market. Con Edison expects that these resources will again be adequate to meet the requirements of its customers in 2003.

In general, Con Edison's utility subsidiaries recover prudently incurred purchase power costs pursuant to rate provisions approved by the state public utility regulatory authority having jurisdiction. See "Financial Market Risks – Commodity Price Risk" below and "Recoverable Energy Costs" in Note A to the financial statements. From time to time certain parties have petitioned the PSC to review these provisions, the elimination of which could have a material adverse effect on Con Edison's financial position, results of operations or liquidity.

To reduce the volatility of electric energy costs, Con Edison's utility subsidiaries have firm contracts to purchase electric energy (including the output of the nuclear generating unit divested in 2001) and have entered into derivative transactions to hedge the costs of expected purchases, which together cover a substantial portion of the electric energy expected to be sold to customers in the summer of 2003. See Notes H and O to the financial statements. Con Edison of New York also owns approximately 630 MW of electric generating stations located in New York City, the electricity from which it sells through the NYISO's wholesale electricity market.

In December 2002, Con Edison of New York issued a request for proposals seeking a contract to purchase, for no more than 10 years, 500 MW of electric capacity from a new facility located in New York City (or outside the City if there is dedicated new transmission).

The East River Repowering Project will add incremental electric capacity of approximately 200 MW based on a winter nominal rating or approximately 125 MW based on a summer nominal rating. Con Edison's utility subsidiaries do not expect to add any other long-term electric generation resources. In a July 1998 order, the PSC indicated that it "agree(s) generally that Con Edison of New York need not plan on constructing new generation as the competitive market develops," but considers "overly broad" and did not adopt Con Edison of New York's request for a declaration that, solely with respect to providing generating capacity, it will no longer be required to engage in long-range planning to meet potential demand and, in particular, that it will no longer have the obligation to construct new generating facilities, regardless of the market price of capacity. Con Edison of New York monitors the adequacy of the electric capacity resources and related developments in its service area, and works with other parties on long-term resource adequacy issues within the framework of the NYISO.

Con Edison's unregulated subsidiaries sell electricity in the wholesale and retail NYISO and other markets. At December 31, 2002, Con Edison Development owned interests in electric generating facilities with an aggregate capacity of 588 MW and had under construction additional generating facilities with an aggregate capacity of 665 MW of capacity. In addition, Con Edison Development has an operating lease arrangement for a 525 MW generating facility (see Notes J and S) that was placed in service in December 2002. Con Edison Energy sells the electricity from these generating facilities under contract or on the wholesale electricity markets. See "Financial Market Risks – Commodity Price Risk," below.

Regulatory Matters

Electric

In July 2002, FERC issued a Notice of Proposed Rulemaking (NOPR) to establish a Standard Market Design (SMD) for wholesale electricity markets across the country. The proposed SMD has many of the elements of the markets that have been established in the Northeast, and if adopted, could facilitate transactions among energy markets across the country. The SMD proposes that transmission owners would join Independent Transmission Providers, or ITPs, which would be independent of market participants, would have operational authority for all transmission assets under their control, and would perform certain functions related to day-ahead and real-time energy markets, determine resource adequacy requirements, financial congestion management, regional planning, market monitoring, and interregional coordination with neighboring ITPs. Transmission facilities of Con Edison's utility subsidiaries, other than those located underground, are currently controlled by the NYISO.

In September 1997, the PSC approved a restructuring agreement among Con Edison of New York, the PSC staff and certain other parties (the 1997 Restructuring Agreement). Pursuant to the 1997 Restructuring Agreement, Con Edison of New York reduced electric rates on an annual basis by $129 million in 1998, $80 million in 1999, $103 million in 2000 and $209 million in 2001, divested most of its electric generating capacity, and enabled all of its electric customers to be served by competitive energy suppliers.

In November 2000, the PSC approved an October 2000 agreement (the 2000 Electric Rate Agreement) that, among other things, revised and extended the electric rate plan provisions of the 1997 Restructuring Agreement and addressed certain generation divestiture-related issues.

The electric rate plan provisions of the 2000 Electric Rate Agreement cover the five-year period ending March 2005. Pursuant to the 2000 Electric Rate Agreement, Con Edison of New York reduced the distribution component of its electric rates by $170 million on an annual basis, effective October 2000.

The 2000 Electric Rate Agreement continues the rate provisions pursuant to which Con Edison of New York recovers prudently incurred purchased power and fuel costs from customers. See "Recoverable Energy Costs" in Note A to the financial statements.

For additional information about the 1997 Restructuring Agreement and the 2000 Electric Rate Agreement, see "Rate and Restructuring Agreements" in Note A to the financial statements.

O&R has entered into settlement agreements or similar arrangements with the PSC, NJBPU and PPUC that provide for a transition to a competitive electric market. See "Rate and Restructuring Agreements" in Note A to the financial statements.

In August 2002, O&R's New Jersey utility subsidiary submitted a petition to the NJBPU requesting recovery under New Jersey's 1999 Electric Discount and Energy Competition Act (EDECA) of $110 million of electric purchased power costs in excess of amounts previously billed to customers, associated interest, and other deferred charges. See "Recoverable Energy Costs" in Note A to the financial statements.

Gas

In April 2002, the PSC approved a Con Edison of New York gas rate agreement for the three-year period ending September 30, 2004. The rate agreement reduces retail sales and transportation rates by $25 million, on an annual basis.

In November 2000, the PSC approved an agreement between Con Edison of New York, the PSC staff and certain other parties that revised and extended the 1996 gas rate settlement agreement through September 2001. The 1996 agreement, with limited exceptions, continued base rates at September 1996 levels through September 2000.

In November 2000, the PSC also approved a gas rate agreement between O&R, PSC Staff and certain other parties covering the three-year period November 2000 through October 2003.

In November 2002, O&R filed a request with the PSC for approval of a $27.2 million rate increase effective November 2003. O&R also submitted a multi-year plan that addresses rates for two additional years, with an increase of $2.5 million per year to cover adjustments to infrastructure costs, inflation and property taxes. The Administrative Law Judge is expected to issue a recommended decision in the third quarter 2003.

For additional information about the new gas rate agreements, see "Rate and Restructuring Agreements" in Note A to the financial statements.

Steam

In December 2000, the PSC approved an agreement between Con Edison of New York, the PSC staff and certain other parties with respect to the steam rate plan filed by Con Edison in November 1999. The agreement provides for a $16.6 million steam rate increase, which took effect October 2000 and, with limited exceptions, provided for no further changes in steam rates prior to October 2004.

For additional information about the agreement, see "Rate and Restructuring Agreements" in Note A to the financial statements.

Financial Market Risks

Con Edison's primary market risks are interest rate risk, commodity price risk, credit risk and investment risk.

Interest Rate Risk

The interest rate risk relates primarily to variable rate debt and to new debt financing needed to fund capital requirements, including utility construction expenditures and maturing debt securities. Con Edison and its subsidiaries manage interest rate risk through the issuance of mostly fixed-rate debt with varying maturities and through opportunistic refinancing of debt. Con Edison estimates that, as of December 31, 2002, a 10 percent variation in interest rates applicable to its variable rate debt of $809.8 million would result in a change in annual interest expense of $1.2 million.

In addition, Con Edison and its subsidiaries, from time to time, enter into derivative financial instruments to hedge interest rate risk on certain debt securities. See "Interest Rate Hedging" in Note O to the financial statements.

Commodity Price Risk

Con Edison's commodity price risk relates primarily to the purchase and sale of electricity, gas and related derivative instruments. The regulated and unregulated subsidiaries have risk management strategies to mitigate their related exposures. See Note O to the financial statements.

In general, the rates the utility subsidiaries charge customers for electric, gas and steam service fluctuate with the cost of purchased power, gas purchased for resale and fuel used in the generation of steam and electricity, including gains or losses on certain derivative instruments used to hedge energy purchases and related transaction costs. See "Recoverable Energy Costs" in Note A to the financial statements.

Con Edison estimates that, as of December 31, 2002, a 10 percent change in market prices would result in a change in fair value of $7.4 million for the derivative instruments used by its regulated utility subsidiaries to hedge purchases of electricity and gas. Con Edison expects that any such change in fair value would be largely offset by directionally opposite changes in the cost of the electricity and gas purchased.

Con Edison's unregulated subsidiaries use a value-at-risk model to assess the market risk of their electricity and gas commodity fixed price purchase and sales commitments, physical forward contracts, and commodity derivative instruments. Value-at-risk represents the potential change in the fair value of instruments or portfolios due to changes in market factors, for a specified time period and confidence level. The unregulated subsidiaries estimate value-at-risk across their electricity and natural gas commodity businesses using a delta-normal variance/covariance model with a 95 percent confidence level. Since the value-at-risk calculation involves complex calculation methodologies, estimates and assumptions that are based on past experience, it is not necessarily indicative of future results. The average, high and low values-at-risk for the 12 months ended December 31, 2002 were $1.4 million, $3.0 million and $0.6 million, respectively.

Credit Risk

Con Edison is exposed to credit risk related to over-the-counter transactions entered into primarily for the various energy supply and hedging activities for its regulated and unregulated subsidiaries. Credit risk is the loss that may result from a counterparty's nonperformance. Con Edison uses credit policies to manage this risk, including an established credit approval process, monitoring of counterparty limits, master netting agreements and collateral or prepayment arrangements. Con Edison measures credit risk exposure as the replacement cost for open energy commodity and derivative positions plus amounts owed from counterparties for settled transactions. The replacement cost of open positions represents unrealized gains, net of any unrealized losses where the company has a legally enforceable right of setoff.

Con Edison's unregulated energy subsidiaries had $64.8 million of credit exposure, net of collateral, at December 31, 2002, of which $45.0 million was with investment grade counterparties and $14.2 million was with the New York Mercantile Exchange or independent system operators.

Investment Risk

Con Edison's investment risk relates to the investment of the assets in the company's pension and other postretirement benefit plans. See "Critical Accounting Policies – Accounting for Pensions and Other Postretirement Benefits," above.

Energy Trading Activities

Unregulated subsidiaries of Con Edison engage in energy trading activities that are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Con Edison Energy markets energy through specialized products and provides wholesale capacity, risk management and load forecasting and scheduling services to wholesale and retail energy providers and asset optimization services for the electric generating plants of Con Edison Development. Con Edison Energy also procures and markets energy for other Con Edison subsidiaries and utilizes commodity contracts such as two-party forward contracts for the purchase or sale of electricity and capacity, over-the counter swap contracts, exchange-traded natural gas and crude oil futures and options, transmission congestion contracts, natural gas transportation contracts and other physical and financial contracts.

Prior to October 2002, these contracts were accounted for under Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." As of October 2002, energy and energy-related trading contracts that meet the definition of a derivative are accounted for under SFAS No. 133. Such contracts are marked to market with gains and losses recognized in earnings. For the years ended December 31, 2002 and 2001, Con Edison recognized in income net unrealized pre-tax losses of $1.4 million, excluding the effect of a cumulative adjustment due to a change in accounting principle, and net gains of $9.6 million, respectively. Contracts that did not fall within the scope of SFAS No. 133 were included in the cumulative effect of a change in accounting principle recognized in December 2002. See Note T to the financial statements.

The changes in fair value of energy trading net assets for the years ended December 31, 2002 and 2001 were as follows:

(Millions of Dollars)	2002	2001
Fair value of net assets outstanding – beginning of period	$11.2	$1.6
Change in fair value during the period:		
Unrealized gain at inception	10.9	–
Net premium paid/(received)	(1.7)	–
Cumulative effect of a change in accounting principle	(3.2)	–
Changes in fair value prior to settlement	6.4	(1.6)
Fair value realized at settlement of contracts	(18.7)	11.2
Total change in fair value during the period	(6.3)	9.6
Fair value of net assets outstanding – end of period	$4.9	$11.2

As of December 31, 2002, the sources of fair value of the energy trading net assets were as follows:

	Fair Value of Net Assets at Period End				
Source of Fair Value (Millions of Dollars)	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
Prices provided by external sources	$12.6	$(4.8)	$ –	$ –	$7.8
Prices based on models and other valuation methods	(2.9)	–	–	–	(2.9)
Total	$9.7	$(4.8)	$ –	$ –	$4.9

"Prices provided by external sources" represents the fair value of exchange-traded futures and options and the fair value of positions for which price quotations are available through or derived from brokers or other market sources.

"Prices based on models and other valuation methods" represents the fair value of positions calculated using internal models when directly and indirectly quoted external prices or prices derived from external sources are not available. Internal models incorporate the use of options pricing and estimates of the present value of cash flows based upon underlying contractual terms. The models reflect management's estimates, taking into account observable market prices, estimated market prices in the absence of quoted market prices, the risk-free market discount rate, volatility factors, estimated correlations of energy commodity prices and contractual volumes. Counterparty specific credit quality, market price uncertainty and other risks are also factored into the models.

Environmental Matters

For information concerning potential liabilities arising from laws and regulations protecting the environment, including the Superfund, and from claims relating to alleged exposure to asbestos, see Note F to the financial statements.

Impact of Inflation

Con Edison is affected by the decline in the purchasing power of the dollar caused by inflation. Regulation permits Con Edison's utility subsidiaries to recover through depreciation only the historical cost of their plant assets even though in an inflationary economy the cost to replace the assets upon their retirement will substantially exceed historical costs. The impact is, however, partially offset by the repayment of the utility subsidiaries' long-term debt in dollars of lesser value than the dollars originally borrowed.

Results of Operations

Con Edison's results of operations (which were discussed above under "Results of Operations – Summary") are discussed below for each of its business segments. Con Edison's principal business segments are its electric, gas and steam utility businesses of its regulated utility subsidiaries and the businesses of its unregulated subsidiaries. For additional information about its business segments, see Note N to the financial statements.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

Electric

Con Edison's electric operating revenues in 2002 decreased $637.0 million compared with 2001, reflecting primarily lower fuel and purchased power costs of $297.1 million (discussed below). The decrease also reflects the completion in March 2002 of amortizations of a previously deferred gain on the sale of divested plants and a previously deferred NYPA revenue increase ($43.3 million), a reserve established in 2002 for earnings in excess of a specified rate of return that are to be retained for customer benefit in accordance with Con Edison of New York's 2000 Electric Rate Agreement ($40.0 million), the amortization of the loss ($29.9 million) related to the sale of the company's nuclear generating unit and rate reductions and other amortizations in accordance with the company's rate agreements. The decrease in electric operating revenues was offset, in part, by an increase in electric sales revenues ($24.0 million) reflecting principally the hot summer weather. See "Recoverable Energy Costs" and "Rate and Restructuring Agreements" in Note A to the financial statements.

Electricity delivery volumes for Con Edison's utility subsidiaries increased 2.0 percent in 2002 compared with 2001. After adjusting for variations, principally weather and billing days in each period, electricity delivery volumes for Con Edison of New York and O&R increased 0.5 percent and 3.2 percent, respectively, in the 2002 period.

Con Edison's electric purchased power costs decreased $244.8 million in 2002 compared with 2001, due to a decrease in the price of purchased power and an increase in volumes of electricity purchased from other suppliers by participants in the retail access programs of Con Edison's utility subsidiaries. This decrease was offset in part by Con Edison of New York's increased purchased volumes resulting from the sale of the company's nuclear generating unit in September 2001 and the hot summer weather in 2002. Fuel costs decreased $52.3 million as a result of decreased generation at Con Edison of New York's owned power plants. In general, Con Edison's utility subsidiaries recover prudently incurred fuel and purchased power costs pursuant to rate provisions approved by the PSC. See "Recoverable Energy Costs" in Note A to the financial statements.

Con Edison's electric operating income decreased $85.4 million in 2002 compared with 2001. The principal component of the decrease was lower net electric revenues (operating revenues less fuel and purchased power costs) of $339.9 million. The decrease in net electric revenues reflects the sale of the nuclear generation unit and the same factors (other than lower fuel and purchased power costs) as discussed above with respect to the decrease in electric operating revenues. The decrease in net revenues was offset in part by reduced other operations and maintenance expenses ($135.0 million) reflecting nuclear production expenses incurred in 2001, but not in 2002 and productivity improvements, lower depreciation and amortization expense ($30.3 million) and lower revenue taxes ($27.2 million). The decrease is also offset by lower income tax of $63.9 million.

Gas

Con Edison's gas operating revenues decreased $261.9 million, resulting primarily from the lower cost of purchased gas ($233.9 million) in 2002 compared with 2001. The lower cost of purchased gas reflects primarily lower unit costs at Con Edison of New York. The lower revenues also reflect reduced sales volumes, resulting primarily from the mild winter weather in the first quarter of 2002 and for Con Edison of New York, revenue reductions implemented in accordance with the gas rate agreement approved by the PSC in April 2002. Gas operating income decreased $6.5 million in 2002, reflecting a $28.0 million decrease in net revenues (operating revenues less gas purchased for resale), and increased property tax expense ($10.0 million), offset in part by reduced operations and maintenance expenses ($16.6 million), reduced revenue taxes ($12.1 million) and lower income taxes ($7.8 million).

Con Edison's gas sales and transportation volumes for firm customers decreased 3.2 percent in the year ended December 31, 2002 compared with the year ended December 31, 2001. After adjusting for variations, principally weather and billing days in each period, firm gas sales and transportation volumes for Con Edison of New York and O&R decreased 1.5 percent and 0.3 percent, respectively, in the 2002 period.

Con Edison's gas sales and transportation volumes vary seasonally in response to weather and peak in the winter. A weather-normalization provision that applies to the gas business of Con Edison's utility subsidiaries moderates, but does not completely eliminate, the effect of weather-related changes on gas operating income.

Steam

Con Edison of New York's steam operating revenues decreased $99.7 million. The lower revenues reflect reduced sales volumes and lower fuel and purchased power costs primarily as a result of the loss of the World Trade Center as a customer, the mild winter weather in the first quarter of 2002, and the soft economy. The lower fuel and purchased power costs reflect primarily lower unit costs. Steam operating income increased $8.2 million for 2002 compared with 2001 due primarily to reduced operations and maintenance expenses of $9.3 million and lower income taxes of $10.5 million, offset in part by a decrease in net revenues (operating revenues less fuel and purchased power costs) of $11.1 million. See "Recoverable Energy Costs" in Note A to the financial statements.

Steam sales volume decreased 3.2 percent in the year ended December 31, 2002 compared with the year ended December 31, 2001, reflecting primarily the loss of the World Trade Center as a customer, the mild winter weather in the first quarter of 2002 and the soft economy. After adjusting for variations, principally weather and billing days in each period, steam sales volume decreased 1.4 percent.

Unregulated Business

Earnings for the unregulated subsidiaries decreased $14.0 million in 2002 compared with 2001, reflecting a non-cash, after-tax charge in 2002 of $22.1 million for changes in accounting principles (see Notes K, O and S to the financial statements) and continued start-up losses in the company's wholesale telecommunications business, including a non-cash, after-tax charge in 2002 of $5.0 million for a write-down of an investment in Neon Communications, Inc. (NEON). The decrease in earnings was offset, in part, by higher electric retail sales volumes and gross margins, the capitalization of previously expensed project development costs on generation assets ($4.2 million after tax) and unrealized mark-to-market gains on derivative instruments ($6.9 million after tax), which are also discussed below in "Other Income."

Taxes Other Than Income Taxes

At $1.1 billion, taxes other than income taxes remain one of Con Edison's largest operating expenses.

The principal components of, and variations in, operating taxes were:

(Millions of Dollars)	2002 Amount	2002/ 2001 Variance
Property taxes	$660.6	$11.5
State and local taxes related to revenue receipts	365.2	(38.1)
Payroll taxes	60.1	(0.7)
Other taxes	28.3	2.0
Total	**$1,114.2***	**$(25.3)**

* Including sales tax on customers' bills, total taxes other than income taxes billed to customers in 2002 were $1,463.7 million.

Effective in 2003, New York City increased Con Edison of New York's annual property taxes by $96 million. Under Con Edison of New York's rate agreements, the company is deferring the property tax increase as a regulatory asset to be recovered from customers.

Other Income

Investment income decreased $6.1 million in 2002 compared to 2001, due principally to reduced interest income earned on short-term cash investments in the 2002 period as compared to the 2001 period. For the 2001 period, the company had more cash on hand than the 2002 period, primarily as a result of the sale of its nuclear generating unit. Allowance for equity funds used during construction increased $8.7 million in 2002 compared to 2001 primarily reflecting the East River Repowering Project. Other income increased $52.5

million in 2002 compared to 2001 due primarily to $26.7 million of interest income on a federal income tax refund claim, a $10.2 million write-off in 2001 of an investment in the New York Discovery Fund, a $9.4 million increase in interest earned on Con Edison of New York's regulatory assets (See "Application of Critical Accounting Policies – Accounting for Regulated Public Utilities – SFAS No. 71," above) and a $11.7 million mark-to-market gain on derivative contracts for an unregulated subsidiary. These increases were offset in part by reduced income of $2.5 million from Con Edison of New York's non-utility operations. Other income deductions decreased $8.1 million due principally to lower legal fees relating to the Northeast Utilities litigation. See Note P to the financial statements.

Net Interest Charges

Net interest charges increased $10.7 million in 2002 compared to 2001. The increase reflects principally the interest expense associated with a net federal income tax deficiency related to a prior period audit ($19.1 million), partially offset by decreased interest expense on long-term debt of $11.6 million.

Income Tax

Federal income tax decreased $11.8 million in 2002 compared to 2001, reflecting lower income before tax and deductions related to removal costs and tax credits. In 2000, New York State implemented a tax law change that reduced or repealed certain revenue-based taxes and replaced them with the imposition of a net income-based tax. State income taxes decreased $54.4 million in 2002 compared to 2001, reflecting lower income before tax, lowering of the tax rate and prior period adjustments. The state income tax expense is offset against the savings from the eliminated or reduced revenue taxes. Any over- or under-collection of these taxes is deferred for return to, or recovery from, customers. See Notes A and L to the financial statements.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Electric

Con Edison's electric operating revenues in 2001 decreased $50.3 million from 2000. The decrease in 2001 reflects decreased purchased power costs (see "Recoverable Energy Costs" in Note A to the financial statements) and electric rate reductions of $375.6 million in 2001, offset by the effects of the warmer than normal summer weather when compared to cooler than normal weather for the 2000 period.

Electricity sales volume for Con Edison's utility subsidiaries increased 3.1 percent in 2001 compared with 2000. The increase reflects the warmer than normal summer weather and economic growth. Con Edison's electric sales vary seasonally in response to weather and peak in the summer.

After adjusting for variations, principally weather and billing days, in each period, electricity sales volume for Con Edison New York increased 2.4 percent in 2001 compared with 2000. For O&R, weather-adjusted electric sales increased 3.3 percent in 2001 compared with 2000.

Con Edison's electric operating income increased $93.2 million in 2001 compared with 2000. The increase reflects an increase in net revenues (operating revenues less fuel and purchased power) of $73 million. The increase in net revenues reflects principally increased sales ($76.3 million), recognition of revenue related to previously deferred NYPA rate increases ($35.2 million), gains on the sale of divested generation plants ($37.5 million), increased system benefit charges ($41 million), recovery of incremental NUG cost ($31.0 million), reconciliation of state income tax and gross receipts tax ($110.8 million; see "Income Tax" below) and the reduction in net revenues in 2000 for replacement power costs ($130.0 million), offset by electric rate reductions of $375.6 million in 2001. Electric operating income also increased due to decreased other operations and maintenance expenses of $107.9 million and decreased depreciation and amortization expense of $69.1 million, offset in part by increased property taxes of $33.7 million, federal income tax of $42.3 million and state income tax of $99.1 million (see "Income Tax" below).

The $107.9 million decrease in other operations and maintenance expenses reflects principally lower expenses related to Con Edison of New York's nuclear generating unit which was sold in September 2001 ($98.4 million), increased pension credits ($42.5 million) and decreased transmission expenses ($11.3 million), offset in part by higher distribution expenses for the relocation of company facilities to avoid interference with municipal infrastructure projects ($13.4 million) and increased system benefit charges ($41 million).

Gas

Con Edison's gas operating revenues increased $204.0 million in 2001 compared with 2000, reflecting increased cost of purchased gas, offset in part by a reduction in customers' bills of $20.0 million, reflecting a refund of previously deferred credits and other provisions of the gas rate agreement approved by the PSC in November 2000. The increase in operating income of $3.7 million reflects principally an increase in net revenues (operating revenues less gas purchased for resale) of $5.4 million, increased pension credits of $8.2 million, and the recognition in income in the 2001 period of previously deferred gas credits ($7.0 million), offset in part by increased depreciation and amortization expense ($5.3 million), increased state income tax ($8.7 million; see "Income Tax" below) and higher distribution expenses of $3.0 million for the relocation of company facilities to avoid interference with municipal infrastructure projects.

Firm gas sales and transportation volume for Con Edison's utility subsidiaries decreased 2.0 percent in 2001 compared with 2000.

Con Edison's gas sales and transportation volumes vary seasonally in response to weather and peak in the winter. The decrease in volume in 2001 compared with 2000 reflects the warmer 2001 winter compared with 2000.

After adjusting for variations, principally weather and billing days, in each period, gas sales and transportation volume to firm customers for Con Edison of New York increased 2.8 percent in 2001 compared with 2000. For O&R, weather-adjusted gas sales decreased 0.1 percent in 2001 compared with 2000.

Steam

Con Edison of New York's steam operating revenues increased $51.6 million in 2001 compared to 2000, reflecting primarily increased purchased steam and fuel costs (see "Recoverable Energy Costs" in Note A to the financial statements). Steam operating income increased $2.3 million in 2001 compared with 2000, reflecting an October 2000 rate increase of $16.6 million.

Steam sales volume decreased 5.3 percent in 2001 compared with 2000. The decrease in 2001 reflects the mild winter weather compared with 2000.

After adjusting for variations, principally weather and billing days, in each period, steam sales volume decreased 2.7 percent in 2001.

Unregulated Business

Operating revenues of Con Edison's unregulated subsidiaries decreased $133.7 million in 2001 compared to 2000, principally reflecting lower gas revenues as result of lower gas sales volumes in the 2001 period compared to 2000. The decrease in operating revenues was offset by a comparable decrease in the cost of gas purchased and other expenses.

The unregulated subsidiaries' operating income increased $11.6 million in 2001 compared to 2000 due principally to higher electric commodity gross margins and higher wholesale energy trading volumes.

Taxes Other Than Income Taxes

The principal components of, and variations, in operating taxes were:

(Millions of Dollars)	2001 Amount	2001/ 2000 Variance
Property taxes	$649.1	$35.1
State and local taxes related to revenue receipts	403.3	(22.2)
Payroll taxes	60.8	1.4
Other taxes	26.3	3.4
Total	**$1,139.5***	**$17.7**

* Including sales tax on customers' bills, total taxes other than income taxes billed to customers in 2001 were $1,520.3 million.

Other Income

Other income increased $11.4 million in 2001 compared with 2000, due principally to reduced federal income tax expense and the recognition in 2000 of $32.1 million of merger-related expenses, offset by the write-off in 2001 of an investment of $10.2 million in the New York City Discovery Fund.

Net Interest Charges

Net interest charges increased $23.4 million in 2001 compared with 2000, reflecting $28.4 million of increased interest expense for Con Edison of New York related to long-term borrowings and $5.7 million of interest expense related to long-term borrowing for a 236 MW electric generating facility located in Lakewood, New Jersey (which was purchased in June 2000 by an unregulated subsidiary), offset in part by $10.6 million in 2000 for interest accrued on the net after-tax gain from Con Edison of New York's 1999 generation divestiture, prior to the disposition of this gain in 2000. See Note I to the financial statements.

Income Tax

Federal income tax increased $14.9 million in 2001 compared with 2000, reflecting the changes in income before tax, deductions related to removal costs and tax credits. State income taxes increased $120.6 million in 2001 compared with 2000 as a result of the change in New York State tax law, offset by a corresponding increase in other operating revenues for taxes no longer applicable but still being recovered through rates. See Notes A and L to the financial statements.

Report of the Company

The consolidated financial statements have been prepared by the management of Consolidated Edison, Inc. (Con Edison). In Con Edison's opinion, such statements are in conformity with accounting principles generally accepted in the United States of America. The statements reflect judgments and estimates made in the application of such principles. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements. In the opinion of management, the consolidated financial statements fairly reflect Con Edison's financial position, results of operations and cash flows.

The integrity of Con Edison's financial records, from which the consolidated financial statements are prepared, is largely dependent upon Con Edison's system of internal accounting controls. Based upon continued monitoring of such controls, Con Edison believes it provides reasonable assurance that transactions are executed in accordance with management's authorization and are properly recorded and that assets are appropriately safeguarded against loss from unauthorized use.

Con Edison's Board of Directors maintains an Audit Committee composed of Directors who are not employees of Con Edison. The Audit Committee meets with Con Edison's management, the internal auditors and the independent accountants several times a year to discuss internal accounting controls, financial reporting matters, Con Edison's consolidated financial statements and the scope and results of the audit by the independent accountants and of the audit programs of the internal auditors. The independent accountants and internal auditors have direct access to the Audit Committee and periodically meet with it without management representatives present.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Con Edison's independent accountants, in accordance with auditing standards generally accepted in the United States of America.

February 20, 2003

Report of Independent Accountants


PRICEWATERHOUSECOOPERS

To the Stockholders and Board of Directors of
Consolidated Edison, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Consolidated Edison, Inc. (the company) and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 20, 2003

Consolidated Financial Statements

Consolidated Balance Sheet Consolidated Edison, Inc.

Assets At December 31 (Thousands of Dollars)	2002	2001
Utility plant, at original cost (Note A)		
Electric	$11,568,262	$11,145,400
Gas	2,530,230	2,405,730
Steam	767,831	758,600
General	1,434,407	1,354,099
Total	16,300,730	15,663,829
Less: Accumulated depreciation	4,669,748	4,472,994
Net	11,630,982	11,190,835
Construction work in progress	988,662	654,107
Net utility plant	12,619,644	11,844,942
Non-utility plant (Note A)		
Unregulated generating assets, less accumulated depreciation of $30,166 and $21,289 in 2002 and 2001, respectively	221,894	131,652
Non-utility property, less accumulated depreciation of $19,476 and $10,902 in 2002 and 2001, respectively	140,017	53,885
Construction work in progress	347,620	264,784
Net plant	13,329,175	12,295,263
Current assets		
Cash and temporary cash investments (Note A)	117,858	271,348
Restricted cash	14,579	87,985
Funds held for the redemption of long-term debt	275,121	–
Accounts receivable – customers, less allowance for uncollectible accounts of $34,692 and $34,775 in 2002 and 2001, respectively	682,989	586,573
Accrued unbilled revenue (Note A)	54,109	47,654
Other receivables	169,203	99,155
Fuel, at average cost	22,745	18,216
Gas in storage, at average cost	80,520	111,507
Materials and supplies, at average cost	92,186	90,976
Prepayments	72,674	78,363
Other current assets	125,116	106,193
Total current assets	1,707,100	1,497,970
Investments (Note A)	235,464	216,845
Deferred charges, regulatory assets and noncurrent assets		
Goodwill (Note K)	405,802	439,944
Intangible asset, less accumulated amortization of $9,712 and $5,953 in 2002 and 2001, respectively	82,023	85,783
Accrued pension credits (Note D)	1,024,244	697,807
Regulatory assets		
Future federal income tax (Notes A and L)	667,259	659,890
Recoverable energy costs (Note A)	322,250	209,262
Sale of nuclear generating plant (Note I)	127,231	174,804
Real estate sale costs – First Avenue properties	134,353	105,407
Deferred retirement program costs	83,972	81,796
Deferred unbilled gas revenue	43,594	43,594
Deferred environmental remediation costs (Note F)	83,102	62,559
Workers' compensation (Note F)	55,866	62,109
Deferred asbestos – related costs (Note F)	37,700	4,000
Divestiture – capacity replacement reconciliation (Note I)	28,850	58,850
Deferred revenue taxes	78,141	41,256
World Trade Center restoration costs (Note Q)	62,856	32,933
Other	115,115	80,699
Total regulatory assets	1,840,289	1,617,159
Other deferred charges and noncurrent assets	196,213	183,684
Total deferred charges, regulatory assets and noncurrent assets	3,548,571	3,024,377
Total Assets	$18,820,310	$17,034,455

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet Consolidated Edison, Inc.

Capitalization and Liabilities At December 31 (Thousands of Dollars)	2002	2001
Capitalization (see Statement of Capitalization and Note B)		
Common shareholders' equity	$5,921,079	$5,666,268
Preferred stock	212,563	212,563
Long-term debt	6,168,430	5,501,217
Total capitalization	12,302,072	11,380,048
Minority interests	8,907	9,522
Noncurrent liabilities		
Obligations under capital leases (Note J)	38,487	41,088
Accumulated provision for injuries and damages (Note F)	197,483	175,665
Pension and benefits reserve	206,000	187,366
Superfund and other environmental costs (Note F)	142,800	132,254
Other noncurrent liabilities	48,688	53,335
Total noncurrent liabilities	633,458	589,708
Current liabilities		
Long-term debt due within one year	472,631	310,950
Preferred stock to be redeemed in one year	-	37,050
Notes payable	161,680	343,722
Accounts payable	918,586	678,876
Customer deposits	221,476	214,121
Accrued taxes	100,436	145,742
Accrued interest	93,765	80,238
System benefit charge	26,980	30,024
Independent power producer buyout	32,700	33,750
Accrued wages	82,443	77,131
Other current liabilities	196,306	192,618
Total current liabilities	2,307,003	2,144,222
Deferred credits and regulatory liabilities		
Accumulated deferred income tax (Note L)	2,575,646	2,236,210
Accumulated deferred investment tax credits (Note A)	111,760	118,350
Regulatory liabilities		
NYISO reconciliation (Note A)	106,908	92,504
World Trade Center casualty loss (Note Q)	78,787	81,483
Gain on divestiture (Note I)	42,407	59,030
Deposit from sale of First Avenue properties	50,000	50,000
Refundable energy costs	43,651	45,008
Accrued electric rate reduction (Note A)	38,018	38,018
DC service incentive	35,293	28,455
Transmission congestion contracts	124,809	4,896
Gas rate plan – World Trade Center recovery	36,319	-
Electric excess earnings	40,000	-
Other	282,278	156,735
Total regulatory liabilities	878,470	556,129
Other deferred credits	2,994	266
Total deferred credits and regulatory liabilities	3,568,870	2,910,955
Total Capitalization and Liabilities	$18,820,310	$17,034,455

The accompanying notes are an integral part of these financial statements.

Consolidated Income Statement Consolidated Edison, Inc.

For the Years Ended December 31 (Thousands of Dollars)	2002	2001	2000
Operating revenues (Note A)			
Electric	$6,250,896	$6,887,863	$6,938,128
Gas	1,204,033	1,465,956	1,261,970
Steam	404,044	503,736	452,135
Non-utility	622,887	531,244	664,991
Total operating revenues	8,481,860	9,388,799	9,317,224
Operating expenses			
Purchased power	3,180,394	3,380,274	3,536,274
Fuel	288,741	393,831	350,816
Gas purchased for resale	596,606	860,102	789,080
Other operations	961,865	1,066,572	1,140,832
Maintenance	387,287	430,291	458,046
Depreciation and amortization (Note A)	494,553	526,121	586,407
Taxes, other than income taxes (Note A)	1,114,205	1,139,518	1,121,843
Income taxes (Notes A and L)	398,072	464,532	317,790
Total operating expenses	7,421,723	8,261,241	8,301,088
Operating income	1,060,137	1,127,558	1,016,136
Other income (deductions)			
Investment income (Note A)	2,447	8,568	8,476
Allowance for equity funds used during construction (Note A)	9,969	1,281	1,299
Other income	48,010	(4,442)	19,616
Other income deductions	(20,106)	(28,171)	(52,276)
Income taxes (Notes A and L)	21,680	21,921	10,622
Total other income (deductions)	62,000	(843)	(12,263)
Income before interest charges	1,122,137	1,126,715	1,003,873
Interest on long-term debt	385,323	396,948	363,994
Other interest	60,984	41,823	49,527
Allowance for borrowed funds used during construction (Note A)	(4,725)	(7,891)	(6,076)
Net interest charges	441,582	430,880	407,445
Income before preferred stock dividends	680,555	695,835	596,428
Preferred stock dividend requirements	12,458	13,593	13,593
Income before cumulative effect of changes in accounting principles	668,097	682,242	582,835
Cumulative effect of changes in accounting principles (net of income taxes of $15,259)	22,061	–	–
Net income for common stock	$646,036	$682,242	$582,835
Earnings per common share – Basic			
Before cumulative effect of changes in accounting principles	$3.14	$3.22	$2.75
Cumulative effect of changes in accounting principles	$0.11	$ –	$ –
After cumulative effect of changes in accounting principles	$3.03	$3.22	$2.75
Earnings per common share – Diluted			
Before cumulative effect of changes in accounting principles	$3.13	$3.21	$2.74
Cumulative effect of changes in accounting principles	$0.11	$ –	$ –
After cumulative effect of changes in accounting principles	$3.02	$3.21	$2.74
Dividends declared per share of common stock	$2.22	$2.20	$2.18
Average number of shares outstanding – Basic	212,989,784	212,146,750	212,186,412
Average number of shares outstanding – Diluted	214,049,653	212,919,524	212,417,885

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Retained Earnings Consolidated Edison, Inc.

For the Years Ended December 31 (Thousands of Dollars)	2002	2001	2000
Balance, January 1	$5,251,017	$5,040,931	$4,921,089
Less: Stock options exercised	3,849	5,430	1,026
Orange & Rockland purchase accounting adjustment	–	–	(46)
Income before preferred stock dividends	680,555	695,835	596,428
Less: Cumulative effect of changes in accounting principles	22,061	–	–
Net income after cumulative effect of changes in accounting principles	658,494	695,835	596,428
Total	5,905,662	5,731,336	5,516,445
Dividends declared on capital stock			
Cumulative preferred, at required annual rates	12,458	13,593	13,593
Common, $2.22, $2.20 and $2.18 per share, respectively	472,767	466,726	461,921
Total dividends declared	485,225	480,319	475,514
Balance, December 31	$5,420,437	$5,251,017	$5,040,931

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income Consolidated Edison, Inc.

For the Years Ended December 31 (Thousands of Dollars)	2002	2001	2000
Net income for common stock	$646,036	$682,242	$582,835
Other comprehensive income/(loss), net of taxes			
Investment in marketable equity securities, net of ($854), ($703) and ($454) taxes in 2002, 2001 and 2000, respectively	(1,218)	(808)	(843)
Minimum pension liability adjustments, net of ($2,536), ($1,680) and ($703) taxes in 2002, 2001 and 2000, respectively	(3,668)	(2,095)	(1,304)
Unrealized gains/(losses) on derivatives qualified as hedges due to cumulative effect of a change in accounting principle, net of ($5,635) taxes in 2001	–	(8,002)	–
Unrealized gains/(losses) on derivatives qualified as hedges, net of $12,718 and ($21,901) taxes in 2002 and 2001, respectively	18,361	(31,191)	–
Less: Reclassification adjustment for gains/(losses) included in net income, net of ($1,662) and ($10,291) taxes in 2002 and 2001, respectively	(2,334)	(14,807)	–
Total other comprehensive income/(loss), net of taxes	15,809	(27,289)	(2,147)
Comprehensive income	$661,845	$654,953	$580,688

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows Consolidated Edison, Inc.

For the Years Ended December 31 (Thousands of Dollars)	2002	2001	2000
Operating activities			
Income before preferred stock dividends	$680,555	$695,835	$596,428
Principal non-cash charges (credits) to income			
Depreciation and amortization	494,553	526,121	586,407
Deferred income tax (excluding taxes resulting from divestiture of plant)	301,183	5,629	177,736
Common equity component of allowance for funds used during construction	(9,969)	(1,281)	(1,299)
Accrued pension costs (net of capitalized amounts)	(262,273)	(259,107)	(201,666)
Other non-cash charges	65,012	33,551	(11,316)
Changes in assets and liabilities net of effects of divestiture of utility plants and purchase of the Lakewood Project in 2001 and 2000, respectively			
Accounts receivable – customers, less allowance for uncollectibles	(96,416)	296,611	(262,799)
Materials and supplies, including fuel and gas in storage	25,248	(20,086)	(19,980)
Prepayments, other receivables and other current assets	(89,948)	119,525	(131,203)
Recoverable energy costs	(112,989)	130,231	(221,804)
Accounts payable	239,711	(353,601)	402,861
Retiree benefit reserve	18,634	6,393	26,284
Accrued taxes	(45,306)	81,399	45,956
Accrued interest	13,527	(5,038)	25,215
Deferred charges and regulatory assets	(94,018)	(46,379)	11,566
Deferred credits and regulatory liabilities	192,937	45,830	(56,563)
Transmission congestion contracts	119,913	4,896	–
Other assets	29,324	176,261	240,624
Other liabilities	35,643	151,179	135,986
Net cash flows from operating activities	1,505,321	1,587,969	1,342,433
Investing activities			
Utility construction expenditures	(1,216,097)	(1,103,823)	(1,002,607)
Cost of removal less salvage	(123,966)	(101,163)	(130,895)
Non-utility construction expenditures	(276,661)	(153,921)	(182,602)
Common equity component of allowance for funds used during construction	9,969	1,281	1,299
Nuclear fuel expenditures	–	(6,111)	(27,357)
Contributions to nuclear decommissioning trust	–	(89,185)	(21,301)
Payment for purchase of the Lakewood Project, net of cash and cash equivalents	–	–	(98,090)
Divestiture of utility plants (net of federal income tax)	–	671,473	–
Investments by unregulated subsidiaries	(19,197)	(157,500)	(33,363)
Demolition and remediation costs for First Avenue properties	(2,161)	(2,398)	(101,935)
Deposit from sale of First Avenue properties	–	–	50,000
Net cash flows used in investing activities	$(1,628,113)	$(941,347)	$(1,546,851)

Consolidated Statement of Cash Flows Consolidated Edison, Inc. continued

For the Years Ended December 31 (Thousands of Dollars)	2002	2001	2000
Financing activities			
Repurchase of common stock	$ –	$ –	$ (68,531)
Net proceeds/(repayments) from/of short-term debt	(182,042)	39,720	(265,031)
Issuance of long-term debt	1,125,000	722,600	1,030,000
Retirement of long-term debt	(300,000)	(309,590)	(403,230)
Redemption of preferred stock	(37,050)	–	–
Issuance of common stock	25,098	–	–
Advance refunding of long-term debt	(275,121)	(328,150)	–
Issuance and refunding costs	(16,365)	(23,218)	(5,468)
Common stock dividends	(430,700)	(469,755)	(460,177)
Preferred stock dividends	(12,924)	(13,724)	(13,367)
Net cash flows used in financing activities	(104,104)	(382,117)	(185,804)
Cash and Temporary Cash Investments:			
Net change for the period	(226,896)	264,505	(390,222)
Balance at beginning of period	$359,333	$94,828	$485,050
Balance at end of period	$132,437	$359,333	$94,828
Less: Restricted Cash	14,579	87,985	–
Balance: Cash and Temporary Cash Investments	$117,858	$271,348	$94,828
Supplemental disclosure of cash flow information			
Cash paid during the period for:			
Interest	$389,293	$398,861	$351,165
Income taxes	225,933	217,175	136,573
Business Acquisitions			
Assets	$ –	$ –	$225,462
Purchase price in excess of net assets acquired	–	–	66,336
Total assets	–	–	291,798
Long-term debt, minority interest and liability assumed	–	–	193,708
Net cash used in acquisitions	$ –	$ –	$ 98,090

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Capitalization Consolidated Edison, Inc.

At December 31 (Thousands of Dollars)	Shares outstanding 2002	Shares outstanding 2001	2002	2001
Common shareholders' equity (Note B)				
Common stock	213,932,934	212,257,244	$1,550,861	$1,482,341
Retained earnings			5,420,437	5,251,017
Treasury stock, at cost: 23,210,700, shares and 23,230,850 shares at December 31, 2002 and 2001, respectively			(1,001,242)	(1,002,107)
Capital stock expense			(35,350)	(35,547)
Accumulated other comprehensive income/(loss)				
Investment in marketable equity securities, net of ($2,011) and ($1,157) taxes in 2002 and 2001, respectively			(2,869)	(1,651)
Minimum pension liability adjustments, net of ($4,919) and ($2,383) taxes in 2002 and 2001, respectively			(7,067)	(3,399)
Unrealized gains/(losses) on derivatives qualified as hedges arising during the period due to cumulative effect of a change in accounting principle, net of ($5,635) taxes in 2001			-	(8,002)
Unrealized gains/(losses) on derivatives qualified as hedges, net of ($14,818) and ($21,901) taxes in 2002 and 2001, respectively			(20,832)	(31,191)
Less: Reclassification adjustment for gains/(losses) included in net income, net of ($11,953) and($10,291) taxes in 2002 and 2001, respectively			(17,141)	(14,807)
Total accumulated other comprehensive income/(loss), net of taxes			(13,627)	(29,436)
Total common shareholders' equity			5,921,079	5,666,268
Preferred stock (Note B)				
Subject to mandatory redemption cumulative preferred, $100 par value, 6-1/8% Series J	-	370,500	-	37,050
Total subject to mandatory redemption			-	37,050
Other preferred stock				
$5 Cumulative Preferred,without par value, authorized 1,915,319 shares	1,915,319	1,915,319	175,000	175,000
Cumulative Preferred, $100 par value, authorized 6,000,000 shares*				
4.65% Series C	153,296	153,296	15,330	15,330
4.65% Series D	222,330	222,330	22,233	22,233
Total other preferred stock			212,563	212,563
Total			212,563	249,613
Less: Preferred stock due within one year			-	37,050
Total preferred stock			$212,563	$212,563

* Represents total authorized shares of cumulative preferred stock, $100 par value, including preferred stock subject to mandatory redemption.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Capitalization Consolidated Edison, Inc.

Long-term debt (Note B) (Thousands of Dollars)			At December 31	
Maturity	Interest Rate	Series	2002	2001
Debentures:				
2002	6 – 5/8	1993C	$ –	$ 150,000
2002	2.06*	1997A	–	150,000
2003	6 – 3/8	1993D	150,000	150,000
2003	6.56	1993D	35,000	35,000
2004	7 – 5/8	1992B	150,000	150,000
2005	6 – 5/8	1995A	100,000	100,000
2005	6 – 5/8	2000C	350,000	350,000
2007	6.45	1997B	330,000	330,000
2007	7 – 1/8	1997J	20,000	20,000
2008	6 – 1/4	1998A	180,000	180,000
2008	6.15	1998C	100,000	100,000
2009	7.15	1999B	200,000	200,000
2010	8 – 1/8	2000A	325,000	325,000
2010	7 – 1/2	2000A	55,000	55,000
2010	7 – 1/2	2000B	300,000	300,000
2012	5 – 5/8	2002A	300,000	–
2013	4 – 7/8	2002B	500,000	–
2023	7 – 1/2	1993G	380,000	380,000
2026	7 – 3/4	1996A	100,000	100,000
2027	6 – 1/2	1997F	80,000	80,000
2028	7.1	1998D	105,000	105,000
2028	6.9	1998D	75,000	75,000
2029	7 – 1/8	1994A	150,000	150,000
2029	7.0	1999G	45,000	45,000
2039	7.35	1999A	275,000	275,000
2041	7 – 1/2	2001A	400,000	400,000
2042	7 – 1/4	2002A	325,000	–
Total debentures			5,030,000	4,205,000
Tax-exempt debt – notes issued to New York State Energy Research and Development Authority for Facilities Revenue Bonds:				
2014	6.09	1994**	55,000	55,000
2015	1.45	1995**	44,000	44,000
2020	5 – 1/4	1993B	127,715	127,715
2020	6.10	1995A	128,285	128,285
2022	5 – 3/8	1993C	19,760	19,760
2028	6.00	1993A	101,000	101,000
2029	7 – 1/8	1994A	100,000	100,000
2034	1.35***	1999A	292,700	292,700
2036	4.70	2001A****	232,302	224,600
2036	1.37***	2001B	98,000	98,000
Total tax-exempt debt			1,198,762	1,191,060
Subordinated deferrable interest debentures:				
2031	7 – 3/4	1996A	275,000	275,000
Other long-term debt			164,350	167,845
Unamortized debt discount			(27,051)	(26,738)
Total			6,641,061	5,812,167
Less: long-term debt due within one year			472,631	310,950
Total long-term debt			6,168,430	5,501,217
Total capitalization			$12,302,072	$11,380,048

* 2.06% rate shown for the period March 15, 2002 – June 14, 2002.
** Issued for O&R pollution control financing.
*** Rates reset weekly, quarterly or by auction held every 35 days; December 31, 2002 rate shown.
**** See Note O.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements – Consolidated Edison, Inc.

These notes form an integral part of the accompanying consolidated financial statements of Consolidated Edison, Inc. (Con Edison) and its subsidiaries.

Con Edison

Con Edison is a holding company that provides a wide range of energy-related and telecommunications services to its customers through its regulated and unregulated subsidiaries. Con Edison's core business is energy distribution and it is also pursuing related growth opportunities in competitive businesses.

Con Edison's principal subsidiary is Consolidated Edison Company of New York, Inc. (Con Edison of New York), a regulated utility that provides electric service to over 3.1 million customers and gas service to approximately 1.1 million customers in New York City and Westchester County. It also provides steam service in parts of Manhattan.

Orange and Rockland Utilities, Inc. (O&R), a regulated utility that Con Edison acquired in July 1999, provides electric service to over 285,000 customers in southeastern New York and in adjacent sections of New Jersey and northeastern Pennsylvania. O&R also provides gas service to over 120,000 customers in southeastern New York and northeastern Pennsylvania.

Con Edison has four unregulated subsidiaries: Consolidated Edison Solutions, Inc. (Con Edison Solutions), a retail energy services company that sells electricity, gas and energy-related services to delivery customers of utilities, including Con Edison of New York and O&R; Consolidated Edison Energy, Inc. (Con Edison Energy), a wholesale energy supply company; Consolidated Edison Development, Inc. (Con Edison Development), a company that owns and operates generating plants and energy and other infrastructure projects; and Con Edison Communications, LLC (Con Edison Communications), a company that builds and operates fiber optic networks to provide telecommunications services. The unregulated subsidiaries participate in competitive energy supply and services businesses that are subject to different risks than those found in the businesses of the regulated utility subsidiaries.

Note A – Summary of Significant Accounting Policies

Principles of Consolidation

Con Edison's consolidated financial statements include the accounts of Con Edison and its consolidated subsidiaries, including the regulated utilities, Con Edison of New York and O&R. All intercompany balances and transactions have been eliminated.

Accounting Policies

The accounting policies of Con Edison and its subsidiaries conform to accounting principles generally accepted in the United States of America. For regulated public utilities, like Con Edison of New York and O&R, accounting principles generally accepted in the United States of America include the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," and, in accordance with SFAS No. 71, the accounting requirements of the Federal Energy Regulatory Commission (FERC) and the state public utility regulatory commissions having jurisdiction.

SFAS No. 71 specifies the economic effects that result from the cause and effect relationship of costs and revenues in the rate-regulated environment and how these effects are to be accounted for by a regulated enterprise. Revenues intended to cover some costs may be recorded either before or after the costs are incurred. If regulation provides assurance that incurred costs will be recovered in the future, these costs would be recorded as deferred charges or "regulatory assets" under SFAS No. 71. If revenues are recorded for costs that are expected to be incurred in the future, these revenues would be recorded as deferred credits or "regulatory liabilities" under SFAS No. 71.

Con Edison's principal regulatory assets and liabilities are detailed on the consolidated balance sheet. The company is receiving or being credited with a return on all of its regulatory assets for which a cash outflow has been made, and is paying or being charged with a return on all of its regulatory liabilities for which a cash inflow has been received. The company's regulatory assets and liabilities will be recovered from customers, or applied for customer benefit, in accordance with rate provisions approved by the applicable public utility regulatory commission.

The standards in SFAS No. 101, "Regulated Enterprises – Accounting for the Discontinuation of Application of the FASB Statement No. 71," have been applied to Con Edison's regulated electric supply business, including electric generating assets (see Note I) and non-utility generator (NUG) contracts (see Note H) and related regulatory assets and liabilities, following the 1997 Restructuring Agreement (defined below). The application of SFAS No. 101 to the electric supply business had no material effect on the financial position, results of operations or liquidity of Con Edison.

Other significant accounting policies of the company are referenced in Note D (Pension Benefits), Note E (Other Postretirement Benefits), Note J (Leases), Note K (Goodwill and Intangible Assets) and Note O (Derivative Instruments and Hedging Activities) to the financial statements.

Rate and Restructuring Agreements

Electric

In September 1997, the New York State Public Service Commission (PSC) approved a restructuring agreement between Con Edison of New York, the PSC staff and certain other parties (the 1997 Restructuring Agreement). The 1997 Restructuring Agreement provided for a transition to a competitive electric market through the development of a retail access plan, a rate plan for the period ended March 31, 2002, a reasonable opportunity for recovery of "strandable costs" and the divestiture of electric generation capacity by Con Edison of New York.

At December 31, 2002, approximately 163,000 Con Edison of New York customers representing approximately 25 percent of aggregate customer load were purchasing electricity from other suppliers under the electric retail access program (which is available to all of Con Edison of New York's electric customers). Con Edison of New York delivers electricity to customers in this program through its regulated transmission and distribution systems. In general, Con Edison of New York's delivery rates for retail access customers are equal to the full-service rates applicable to other comparable Con Edison of New York customers, less an amount reflecting costs otherwise associated with supplying customers with energy and capacity.

Pursuant to the 1997 Restructuring Agreement, Con Edison of New York reduced electric rates, on an annual basis, by $129 million in 1998, $80 million in April 1999, $103 million in April 2000 and $209 million in April 2001. The effect of the April 2001 decrease for the rate year ended March 31, 2002 was partially offset by recognition in income of $36 million relating to rates for distributing electricity to customers of the New York Power Authority (NYPA) and $50 million (after tax) of deferred generation divestiture gain. Rates were also reduced, on an annual basis, effective September 2001 by $313 million to reflect the divestiture of the nuclear generating facility and the Roseton generating plant, which resulted in a reduction in operating and other expenses. See Note I.

Pursuant to the 1997 Restructuring Agreement, as amended by a July 1998 PSC order, Con Edison of New York sold approximately 7,790 MW of the approximately 8,300 MW of generating capacity that it owned at the time the 1997 Restructuring Agreement was executed. See Note I.

In November 2000, the PSC approved an agreement (the 2000 Electric Rate Agreement) that revises and extends the rate plan provisions of the 1997 Restructuring Agreement. Pursuant to the 2000 Electric Rate Agreement, Con Edison of New York reduced the distribution component of its electric rates by $170 million on an annual basis, effective October 2000.

In general, under the 2000 Electric Rate Agreement, Con Edison of New York's base electric transmission and distribution rates will not otherwise be changed during the five-year period ending March 2005 except (i) with respect to certain changes in costs above anticipated annual levels resulting from legal or regulatory requirements, inflation in excess of a 4 percent annual rate, property tax changes and environmental cost increases or (ii) if the PSC determines that circumstances have occurred that either threaten Con Edison of New York's economic viability or ability to provide, safe and adequate service, or render Con Edison of New York's rate of return unreasonable for the provision of safe and adequate service.

Under the 2000 Electric Rate Agreement, as approved by the PSC and as modified in December 2001, 35 percent of any earnings in each of the rate years ending March 2002 through 2005 above a specified rate of return on electric common equity will be retained for shareholders and the balance will be applied for customer benefit as determined by the PSC. As of December 31, 2002, Con Edison of New York established an electric shared earnings reserve of $40 million for the rate year ending March 2003. There was no sharing of earnings for the rate years ended March 2002 and 2001. The earnings threshold for rate years ending March 2003 through March 2005 of 11.75 percent can be increased up to 50 basis points. The threshold will increase by 25 basis points if certain demand reductions and supply increases exceed targeted projections and by an additional 25 basis points if certain customer service and reliability objectives are achieved. Con Edison of New York could be required to pay up to $40 million annually in penalties if certain threshold service and reliability objectives are not achieved.

Con Edison of New York's potential electric strandable costs are utility investments and commitments that may not be recoverable in a competitive electric supply market. Con Edison of New York is recovering these costs in the rates it charges all of its electric customers. The 2000 Electric Rate Agreement continues the stranded cost recovery provisions of the 1997 Restructuring Agreement, stating that Con Edison of New York "will be given a reasonable opportunity to recover stranded and strandable costs remaining at March 31, 2005, including a reasonable return on investments, under the parameters and during the time periods set forth therein."

The 2000 Electric Rate Agreement also continues the rate provisions pursuant to which Con Edison of New York recovers prudently incurred purchased power and fuel costs from customers. See "Recoverable Energy Costs" below.

In 1997, the PSC approved a four-year O&R restructuring plan effective through December 31, 2002, pursuant to which O&R sold all of its generating assets, made retail access available to all of its electric customers effective May 1999 and reduced its electric rates by $32.4 million through rate reductions implemented in December 1997 and 1998. In 1998 and 1999, similar plans for O&R's utility subsidiaries in Pennsylvania and New Jersey were approved by state regulators. The Pennsylvania plan provided for retail access for all customers effective May 1999. The New Jersey plan provided for retail access for all customers effective August 1999 and rate reductions of $6.8 million effective August 1999, an additional reduction of $2.7 million effective January 2001 and a final reduction of $6.2 million effective August 2002.

In accordance with the April 1999 PSC order approving Con Edison's acquisition of O&R, Con Edison of New York has reduced its annual electric and gas rates by $12 million and $2 million, respectively, and O&R has reduced its annual electric rates and gas rates by $6.1 million and $1.1 million, respectively.

In October 2002, O&R's New Jersey utility subsidiary filed a request with the New Jersey Board of Public Utilities (NJBPU) seeking an increase in electric rates of $7.3 million (5.5 percent) annually, to take effect on August 1, 2003, principally to reflect the costs of electric system infrastructure improvements required for service reliability and security. A final ruling by the NJBPU is expected in the third quarter of 2003.

Gas

In November 2000, the PSC approved an agreement between Con Edison of New York, the PSC staff and certain other parties that revised and extended the 1996 gas rate settlement agreement through September 2001. The 1996 agreement, with limited exceptions, continued base rates at September 1996 levels through September 2000.

Under the 2000 agreement, the rate of return on gas common equity above which Con Edison of New York shared with customers 50 percent of earnings was increased from 13 percent to 14 percent. In addition, customer bills were reduced by $20 million during the January through March 2001 period.

At December 31, 2001, Con Edison of New York reserved $11.5 million for customers' share of gas earnings in excess of the 14 percent threshold for the rate year ended September 2001. No additional amounts were reserved for the rate year ended September 2002.

In April 2002, the PSC approved a Con Edison of New York gas rate agreement for the three-year period ending September 30, 2004. The rate agreement reduces gas rates, on an annualized basis, by $25 million.

During the term of the 2002 agreement, Con Edison of New York retains 100 percent of the rate year return on equity up to 11.5 percent. If the return on equity is between 11.5 percent and 12.0 percent, 100 percent of the incremental return over 11.5 percent will be set aside for customer benefit. If the return on equity is above 12.0 percent, 50 percent of the incremental return over 12.0 percent will be retained by shareholders, and the remaining 50 percent will be shared with customers.

The 2002 agreement also continued the retail access credit for firm transportation customers and other programs designed to increase customer and marketer participation in the gas retail access program, the net costs of which are to be recovered from customers.

Under the 2002 agreement, in May 2002, Con Edison of New York established a $36.4 million reserve, funded by previously deferred customer credits, to recover unreimbursed costs directly related to the World Trade Center attack.

In December 2000, the PSC also authorized implementation of a gas rate settlement agreement between O&R, the PSC staff, and certain other parties covering the period November 2000 through April 2002. In October 2001, the PSC approved an extension of this agreement covering the period May 2002 through October 2003. With limited exceptions, the agreement provides for no changes to base rates. O&R was permitted to retain, and is amortizing to income, $18.1 million of deferred credits that otherwise would have been credited to customers.

In November 2002, O&R filed a request with the PSC for approval of a $27.2 million gas rate increase effective November 2003. O&R also submitted a multi-year plan that addresses rates for two additional years, with an increase of $2.5 million to cover infrastructure costs, inflation and property taxes. The Administrative Law Judge is expected to issue a recommended decision in the third quarter 2003.

Steam

In November 2000, the PSC authorized implementation of an agreement between Con Edison of New York, the PSC staff and certain other parties, that provided for a $16.6 million steam rate increase in October 2000 and, with limited exceptions, no further changes in steam rates prior to October 2004. Con Edison of New York is required to share with customers 50 percent of any earnings for any rate year covered by the agreement above of a specified rate of return on steam common equity (11.0 percent for the first rate year, the 12-month period ended September 2001; 10.5 percent thereafter if the repowering of its steam-electric generating plant is not completed). The net revenue effect associated with sales increases related to colder than normal winter weather (November through April) will be excluded from any earnings measurement. Earnings on steam common equity did not exceed the specific rates of return for the rate years ended September 30, 2001 and 2002.

Under the steam rate agreement, upon completion of the project to add incremental generating capacity at the East River steam-electric generating plant, the net benefits of the project (including the net after-tax gain from the sale of a nine-acre development site in midtown Manhattan along the East River) allocable to steam operations will inure to the benefit of steam customers.

The agreement continues the rate provisions pursuant to which Con Edison of New York recovers prudently incurred purchased steam and fuel costs and requires Con Edison of New York to develop a strategy for hedging price variations for a portion of the steam produced each year.

Plant and Depreciation

Utility Plant

Utility plant is stated at original cost. The capitalized cost of additions to utility plant includes indirect costs such as engineering, supervision, payroll taxes, pensions, other benefits and an allowance for funds used during construction (AFDC). The original cost of property, together with removal cost, less salvage, is charged to accumulated depreciation as property is retired. The cost of repairs and maintenance is charged to expense and the cost of betterments is capitalized.

Rates used for AFDC include the cost of borrowed funds and a reasonable rate on the regulated utilities own funds when so used, determined in accordance with PSC and FERC regulations. The rate is compounded semiannually, and the amounts applicable to borrowed funds are treated as a reduction of interest charges, while the amounts applicable to the regulated utilities' own funds were credited to other income (deductions).

Con Edison's utility subsidiaries generally compute annual charges for depreciation using the straight-line method for financial statement purposes, with rates based on average service lives and net salvage factors. Con Edison's utility depreciation rates averaged 3.0 percent in 2002, 3.1 percent in 2001 and 3.6 percent in 2000. The estimated lives for Con Edison's utility plant range from 5 to 80 years for electric, 7 to 75 years for gas, 30 to 75 years for steam and 5 to 50 years for general plant.

Non-utility Plant

Non-utility plant is stated at original cost. For the regulated utilities, non-utility plant consists primarily of land and telecommunication facilities that are currently not utilized within utility operations. For the unregulated subsidiaries, non-utility plant consists primarily of generating assets and telecommunication facilities that are in-service or under construction. Depreciation is computed using the straight-line method for financial statement purposes, over the estimated useful lives of the assets, which range from 5 to 40 years for generating assets and 3 to 50 years for other property.

In 2002, in accordance with SFAS No. 34, "Capitalization of Interest Costs," Con Edison capitalized interest on its borrowings associated with the unregulated subsidiaries' capital projects in progress. Capitalized interest is added to the asset cost, and is amortized over the useful lives of the assets. The amount of such capitalized interest cost for 2002 is $14.3 million. No amounts were capitalized in 2001 and 2000.

Revenues

Con Edison's utility subsidiaries and Con Edison Solutions recognize revenues for electric, gas or steam service on a monthly billing cycle basis. O&R and Con Edison Solutions accrue revenues at the end of each month for estimated energy usage not yet billed to customers, while Con Edison of New York does not accrue such revenues, in accordance with current regulatory agreements. The accrued unbilled revenue included in Con Edison's balance sheet at December 31, 2002 and 2001 was $54.1 million and $47.7 million, respectively.

Recoverable Energy Costs

Con Edison's utility subsidiaries generally recover all of their prudently incurred fuel, purchased power and gas costs, including hedging gains and losses, in accordance with rate provisions approved by the applicable state public utility commissions. If the actual energy costs for a given month are more or less than the amounts billed to customers for that month, the difference is recoverable from or refundable to customers. Differences between actual and billed energy costs are generally deferred for charge or refund to customer during the next billing cycle (normally within one or two months). For Con Edison of New York, the rate provisions also include a possible incentive or penalty of up to $25 million annually relating to electric costs (see "Energy Price Hedging" in Note O). Con Edison of New York defers over a 12-month period all net interruptible gas revenues not authorized by the PSC to be retained by Con Edison of New York for refund to firm gas sales and transportation customers.

In August 2002, O&R's New Jersey utility subsidiary submitted a petition to the NJBPU requesting recovery under New Jersey's 1999 Electric Discount and Energy Competition Act of $110 million of electric purchased power costs in excess of amounts previously billed to customers, associated interest and other deferred charges. Recovery of these costs from customers is requested over a four-year period or pursuant to a plan to securitize the costs (under which O&R's subsidiary would be reimbursed these costs with the proceeds of a financing that would be repaid over time by its customers). In January 2003, the initial results of an independent audit, commissioned by the NJBPU to review the prudence of these deferred costs, were issued. The audit recommends that the utility be disallowed recovery of $26.8 million of such costs and associated interest of $2.6 million. O&R believes that its actions were prudent and has filed a response to the audit findings. A decision on the recovery of these purchased power costs by the NJBPU is expected in the third quarter of 2003.

The difference between amounts for purchased power initially billed to the utility subsidiaries by the New York Independent System Operator (NYISO) and amounts subsequently determined by the NYISO to have actually been supplied by the NYISO is refunded by the NYISO to the utility subsidiaries, or paid to the NYISO by the utility subsidiaries. The reconciliation payments or receipts are recoverable from or refundable to the utility subsidiaries' customers. At December 31, 2002, the utility subsidiaries had deferred $106.9 million of refunds received from the NYISO as a regulatory liability.

Temporary Cash Investments

Temporary cash investments are short-term, highly liquid investments that generally have maturities of three months or less. They are stated at cost, which approximates market. Con Edison considers temporary cash investments to be cash equivalents.

Investments

Investments consist primarily of the investments of Con Edison's unregulated subsidiaries, which, depending on the subsidiaries' percentage ownership, are recorded at cost, accounted for under the equity method or accounted for as leveraged leases in accordance with SFAS No. 13, "Accounting for Leases." See Note J for a discussion of investments in Lease In/Lease Out transactions.

Federal Income Tax

In accordance with SFAS No. 109, "Accounting for Income Taxes," Con Edison has recorded an accumulated deferred federal income tax liability for temporary differences between the book and tax basis of assets and liabilities at current tax rates. In accordance with rate agreements, the utility subsidiaries have recovered amounts from customers for a portion of the tax liability they will pay in the future as a result of the reversal or "turn-around" of these temporary differences. As to the remaining tax liability, in accordance with SFAS No. 71, the utility subsidiaries have established regulatory assets for the net revenue requirements to be recovered from customers for the related future tax expense (see Note L). In 1993, the PSC issued a Policy Statement approving accounting procedures consistent with SFAS No. 109 and providing assurances that these future increases in taxes will be recoverable in rates.

Accumulated deferred investment tax credits are amortized ratably over the lives of the related properties and applied as a reduction to future federal income tax expense.

Con Edison and its subsidiaries file a consolidated federal income tax return. The consolidated income tax liability is allocated to each member of the consolidated group using the separate return method. Each member pays tax or receives a benefit based on its own taxable income or loss in accordance with tax sharing agreements between the members of the consolidated group.

State Income Tax

The New York State tax laws applicable to utility companies were changed effective January 1, 2000. Certain revenue-based taxes were repealed or reduced and replaced by a net income-based tax. In June 2001, the PSC issued its final Order relating to the tax law changes. It authorized each utility to use deferral accounting to record the difference between taxes being collected and the tax expense resulting from the tax law changes, until those changes are incorporated in base rates.

Con Edison and its subsidiaries file a combined New York State Corporation Business Franchise Tax Return. Similar to a federal consolidated income tax return, the income of all entities in the combined group is subject to New York State taxation, after adjustments for differences between federal and New York law and apportionment of income among the states in which the company does business. Each member of the group pays or receives a benefit based on its own New York State taxable income or loss.

Taxes Other than Income Taxes

The PSC requires New York regulated utility companies to record gross receipts tax revenues and expenses on a gross income statement presentation basis (i.e., included in both revenue and expense). The recovery of these taxes is part of the PSC approved revenue requirement within each of the respective rate agreements.

Research and Development Costs

Research and development costs relating to specific utility construction projects are capitalized. All other such costs are charged to operating expenses as incurred. Research and development costs in 2002, 2001 and 2000 amounting to $11.2 million, $14.0 million and $14.1 million, respectively, were charged to operating expenses. No research and development costs were capitalized in these years.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

Earnings Per Common Share

In accordance with SFAS No. 128, "Earnings per Share," Con Edison presents basic and diluted earnings per share on the face of the consolidated income statement. Basic earnings per share is calculated by dividing earnings available to common shareholders ("Net income for common stock" on the consolidated income statement) by the weighted average number of common shares outstanding during the period. In the calculation of diluted EPS, weighted average shares outstanding are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common stock.

Potentially dilutive securities for Con Edison consist of restricted stock and stock options whose exercise price is less than the average market price of the common shares during the reporting period. See Note M.

Basic and diluted EPS are calculated as follows:

For the Years Ended December 31 (Millions of Dollars/Share Data in Thousands)	2002	2001	2000
Net income	$680.6	$695.8	$596.4
Less: Preferred stock dividend requirements	12.5	13.6	13.6
Income available to common shareholders	$668.1	$682.2	$582.8
Less: Cumulative effect of changes in accounting principles, net of tax	22.1	–	–
Net income applicable to common stock	$646.0	$682.2	$582.8
Number of shares on which basic EPS is calculated	212,990	212,147	212,186
Add: Incremental shares attributable to effect of dilutive securities:	1,060	773	232
Number of share on which diluted EPS is calculated	214,050	212,920	212,418
Earnings per common share – basic			
Before cumulative effect of changes in accounting principles	$3.14	$3.22	$2.75
Cumulative effect of changes in accounting principles	0.11	–	–
After cumulative effect of changes in accounting principles	$3.03	$3.22	$2.75
Earnings per common share – diluted			
Before cumulative effect of changes in accounting principles	$3.13	$3.21	$2.74
Cumulative effect of changes in accounting principles	0.11	–	–
After cumulative effect of changes in accounting principles	$3.02	$3.21	$2.74

Stock options to purchase 6.08 million, 5.33 million and 4.67 million common shares for the years ended December 31, 2002, 2001 and 2000, respectively, were not included in the respective period's computation of diluted earnings per share because the exercise price of the option was greater than the average market price of the common shares.

Stock-Based Compensation

Con Edison applies the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. See Note M. The following table illustrates the effect on net income and earnings per share if Con Edison had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

For the Years Ended December 31 (Millions of Dollars/Share Data in Thousands)	2002	2001	2000
Net income, as reported	$646	$682	$583
Add: Stock-based compensation expense included in reported net income, net of related tax effects	6	3	1
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(13)	(7)	(6)
Pro forma net income	639	678	578
Number of shares on which basic EPS is calculated	212,990	212,147	212,186
Add: Incremental shares attributable to effect of dilutive securities:	1,060	773	232
Number of shares on which diluted EPS is calculated	214,050	212,920	212,418
Earnings per share:			
Basic-as reported	$3.03	$3.22	$2.75
Basic-pro forma	$3.00	$3.19	$2.72
Diluted-as reported	$3.02	$3.21	$2.74
Diluted-pro forma	$2.99	$3.18	$2.71

These pro forma amounts may not be representative of future year pro forma amount disclosures due to changes in future market conditions and additional grants in future years.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Capitalization

Capitalization of Con Edison

Con Edison's outstanding capitalization, on a consolidated basis, consists of its common shareholders' equity and long-term debt and the outstanding preferred stock and long-term debt of its subsidiaries. Con Edison's authorized capitalization also includes six million authorized, but unissued, Preferred Shares, $1.00 par value.

Preferred Stock of Utility Subsidiaries

As of December 31, 2002, 1,915,319 shares of Con Edison of New York's $5 Cumulative Preferred Stock (the "$5 Preferred") and 375,626 shares of its Cumulative Preferred Stock ($100 par value) were outstanding.

Dividends on the $5 Preferred stock are $5 per share per annum, payable quarterly, and dividends on the Cumulative Preferred Stock are $4.65 per share per annum, payable quarterly. The preferred dividends must be declared by Con Edison of New York's Board of Trustees to become payable. See "Dividends" below.

With respect to any corporate action to be taken by a vote of shareholders of Con Edison of New York, Con Edison (which owns all of the 235,488,094 shares of Con Edison of New York's Common Shares ($2.50 par value) that are outstanding) and the holders of the $5 Preferred are each entitled to one vote for each share held. Except as otherwise required by law, holders of the Cumulative Preferred Stock have no right to vote; provided, however, that, if the $5 Preferred is no longer outstanding, the holders of the Cumulative Preferred Stock are entitled to one vote for each share with respect to any corporate action to be taken by a vote of the shareholders of Con Edison of New York. In addition, if dividends are in arrears for certain periods, the holders are entitled to certain rights with respect to the election of Con Edison of New York's Trustees. Without the consent of the holders of the Cumulative Preferred Stock, Con Edison of New York may not create or authorize any kind of stock ranking prior to the Cumulative Preferred Stock or, if such actions would affect the holders of the Cumulative Preferred Stock adversely, be a party to any consolidation or merger, create or amend the terms of the Cumulative Preferred Stock or reclassify the Cumulative Preferred Stock. Con Edison of New York may redeem the $5 Preferred at a redemption price of $105 per share and the Cumulative Preferred Stock at a redemption price of $101 per share (in each case, plus accrued and unpaid dividends). In the event of the dissolution, liquidation or winding up of the affairs of Con Edison of New York, before any distribution of capital assets could be made to the holders of the company's common stock, the holders of the $5 Preferred and the Cumulative Preferred Stock would each be entitled to receive $100 per share, in the case of an involuntary liquidation, or an amount equal to the redemption price per share, in the case of a voluntary liquidation, in each case together with all accrued and unpaid dividends.

Dividends

In accordance with PSC requirements, the dividends that the utility subsidiaries may pay are limited to not more than 100 percent of their respective income available for dividends calculated on a two-year rolling average basis. Excluded from the calculation of "income available for dividends" are non-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events. The restriction also does not apply to dividends paid in order to transfer to Con Edison proceeds from major transactions, such as asset sales, or to dividends reducing each utility subsidiary's equity ratio to a level appropriate to its business risk.

In addition, no dividends may be paid, or funds set apart for payment, on Con Edison of New York common stock until all dividends accrued on the $5 Preferred Stock and Cumulative Preferred Stock have been paid, or declared and set apart for payment.

Long-term Debt

Long-term debt maturing in the period 2003-2007 is as follows:

(Millions of Dollars)	
2003	$473*
2004	163
2005	464
2006	17
2007	368

* Includes redemption in advance of maturity of $275 million of Con Edison of New York's Subordinated Deferrable Interest Debentures Series 1996A in January 2003.

Long-term debt includes notes issued by O&R to the New York State Energy Research and Development Authority (NYSERDA) for the net proceeds of NYSERDA's $55 million aggregate principal amount of Series 1994A and $44 million aggregate principal amount of Series 1995A Pollution Control Refunding Revenue Bonds. The interest rate determination method for this debt is subject to change in accordance with the related indenture, and the debt currently bears interest at a weekly rate determined by its remarketing agent. The debt is subject to optional and, in certain circumstances, mandatory tender for purchase by O&R. See "Interest Rate Hedging" in Note O.

Long-term debt is stated at cost, which, as of December 31, 2002, approximates fair value (estimated based on current rates for debt of the same remaining maturities), except for $224.6 million of Con Edison of New York's tax-exempt financing. See "Interest Rate Hedging" in Note O.

At December 31, 2002, long-term debt includes $23.2 million of mortgage bonds collateralized by substantially all the utility plant and other physical property of O&R's New Jersey and Pennsylvania utility subsidiaries, and $148.8 million of debt of a Con Edison Development subsidiary collateralized by a pledge of a power plant, a related power purchase agreement and project assets. At December 31, 2002, restricted cash was $14.6 million relating to this project.

Significant Debt Covenants

There are no significant debt covenants, other than obligations to pay principal and interest when due and covenants not to consolidate with or merge into any other corporation unless certain conditions are met, and no cross default provisions, under the financing arrangements for the debentures of Con Edison, Con Edison of New York or O&R. The tax-exempt financing arrangements of Con Edison of New York and O&R are subject to these covenants and the covenants discussed below.

The tax-exempt financing arrangements involved the issuance of uncollateralized promissory notes of Con Edison of New York and O&R to NYSERDA in exchange for the net proceeds of a like amount of tax-exempt bonds with substantially the same terms sold to the public by NYSERDA.

The tax-exempt financing arrangements include covenants with respect to the tax-exempt status of the financing, including covenants with respect to the use of the facilities financed.

The failure to comply with these covenants would, except as otherwise provided, constitute an event of default with respect to the debt to which such provisions applied. Certain series of Con Edison of New York's tax-exempt financing (Series 1993A, B and C, Series 1994A and Series 1995A), aggregating $476.8 million, each contain as events of default a default in the payment of the other series and events of default under the company's mortgage trust indenture (which has been satisfied and discharged). The arrangements for the other series of Con Edison of New York's tax-exempt financing (Series 1999A, 2001A and 2001B), aggregating $615.3 million,and O&R's tax-exempt financing (Series 1994A and Series 1995A), aggregating $99.0 million, include provisions for the maintenance of liquidity and credit facilities, the failure to comply with which would, except as otherwise provided, constitute an event of default with respect to the debt to which such provisions applied. If an event of default occurred, the principal and accrued interest on the debt to which such event of default applied may and, in certain circumstances would, become due and payable immediately.

The liquidity and credit facilities currently in effect for the tax-exempt financing include covenants that the ratio of debt to total capital of the company does not at any time exceed 0.65 to 1 and that, subject to certain exceptions, the company shall not mortgage, lien, pledge or otherwise encumber its assets. Certain of the facilities also include as events of default, defaults in payments of other debt obligations in excess of specified levels ($100 million for Con Edison of New York; $12.5 million for O&R).

Note C – Short Term Borrowing

At December 31, 2002, Con Edison and its utility subsidiaries had commercial paper programs under which short-term borrowings are made at prevailing market rates, totaling $950 million. These programs are supported by revolving credit agreements with banks. At December 31, 2002, $149.5 million, at a weighted average interest rate of 1.2 percent, was outstanding under Con Edison's $350 million program; no commercial paper was outstanding under Con Edison of New York's $500 million program; and $1 million, at a weighted average interest rate of 1.3 percent, was outstanding under O&R's $100 million program. Con Edison of New York changes the amount of its program from time to time, subject to a $1 billion FERC-authorized limit.

Bank commitments under the revolving credit agreements total $950 million, of which $775 million was renewed in November 2002. The commitments may terminate upon a change of control of Con Edison, and borrowings under the agreements are subject to certain conditions, including that the ratio (calculated in accordance with the agreements) of debt to total capital of the borrower not at any time exceed 0.65 to 1. At December 31, 2002, this ratio was 0.54 to 1 for Con Edison, 0.53 to 1 for Con Edison of New York and 0.49 to 1 for O&R. Borrowings under the agreements are not subject to maintenance of credit rating levels. The fees charged for the revolving credit facilities and borrowings under the agreements reflect the credit ratings of the respective companies.

During 2002, Con Edison borrowed funds on a short-term basis from an affiliate of the lessor of the Newington Project. See Note S. The average daily outstanding amount was $28.9 million at an average interest rate of 4.2 percent. At December 31, 2002, $11.1 million was outstanding at an interest rate of 4.2 percent.

Note D – Pension Benefits

Con Edison maintains a tax-qualified, non-contributory pension plan that covers substantially all employees of Con Edison of New York and O&R and certain employees of other Con Edison subsidiaries. The plan is designed to comply with the Internal Revenue Code and the Employee Retirement Income Security Act of 1974.

Investment gains and losses are fully recognized in expense over a 15-year period. Other actuarial gains and losses are fully recognized in expense over a 10-year period. This amortization is in accordance with the Statement of Policy issued by the New York State Public Service Commission (PSC) and is permitted under SFAS No. 87, "Employers' Accounting for Pensions," which provides a "corridor method" for moderating the effect of investment gains and losses on pension expense, or alternatively, allows for any systematic method of amortization of unrecognized gains and losses that is faster than the corridor method and is applied consistently to both gains and losses.

Consistent with the provisions of SFAS No. 71, O&R defers for future recovery any difference between expenses recognized under SFAS No. 87 and the current rate allowance authorized by each regulatory jurisdiction in which it operates.

The components of Con Edison of New York and O&R's net periodic benefit costs for 2002, 2001 and 2000 were as follows:

(Millions of Dollars)	2002	2001	2000
Service cost – including administrative expenses	$ 93.9	$ 95.3	$ 90.0
Interest cost on projected benefit obligation	440.1	425.2	408.7
Expected return on plan assets	(685.5)	(657.4)	(565.7)
Amortization of net actuarial (gain)	(173.2)	(193.9)	(186.1)
Amortization of prior service cost	14.1	13.6	10.5
Amortization of transition (asset)/obligation	(0.6)	3.0	3.0
Net periodic benefit cost	(311.2)	(314.2)	(239.6)
Amortization of regulatory asset*	4.2	4.2	17.7
Total periodic benefit cost	$(307.0)	$(310.0)	$(221.9)
Cost capitalized	(51.2)	(61.4)	(41.4)
Cost charged to operating expenses	$(255.8)	$(248.6)	$(180.5)

* Relates to increases in Con Edison of New York's pension obligations of $33.3 million from a 1993 special retirement program and $45 million from a 1999 special retirement program.

The funded status at December 31, 2002, 2001 and 2000 was as follows:

(Millions of Dollars)	2002	2001	2000
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	$5,904.3	$5,630.4	$5,241.6
Service cost – excluding administrative expenses	92.2	93.6	88.7
Interest cost on projected benefit obligation	440.1	425.2	408.7
Plan amendments	–	9.8	37.7
Net actuarial loss	299.0	30.4	128.5
Benefits paid	(302.0)	(285.1)	(274.8)
Projected benefit obligation at end of year	$6,433.6	$5,904.3	$5,630.4
Change in plan assets			
Fair value of plan assets at beginning of year	$6,633.7	$7,347.5	$7,720.1
Actual return on plan assets	(553.1)	(406.6)	(84.7)
Employer contributions	3.9	3.7	4.7
Benefits paid	(302.0)	(285.1)	(274.8)
Administrative expenses	(22.8)	(25.8)	(17.8)
Fair value of plan assets at end of year	$5,759.7	$6,633.7	$7,347.5
Funded status	$(673.9)**	$729.4	$1,717.1
Unrecognized net loss/(gain)	1,547.7	(184.2)	(1,496.8)
Unrecognized prior service costs	81.8	95.9	99.8
Unrecognized net transition (asset)/liability at January 1, 1987*	–	(0.6)	2.4
Net prepaid benefit costs	$955.6	$640.5	$322.5

* Being amortized over approximately 15 years.
** As of December 31, 2002, the fair value of plan assets exceeded the accumulated benefit obligation (ABO) by $104 million. The ABO excludes future compensation increases.

The amounts recognized in the consolidated balance sheet at December 31, 2002 and 2001 were as follows:

(Millions of Dollars)	2002	2001
Accrued pension credits – Con Edison of New York	$1,024.2	$697.8
Accrued benefit cost – O&R	(57.5)	(43.9)
Additional minimum pension liability	(12.2)	(6.3)
Intangible asset	0.2	0.6
Accumulated other comprehensive income	12.0	5.7
1993 Special retirement program	(11.1)	(13.4)
Net prepaid benefit cost	$955.6	$640.5

The actuarial assumptions for Con Edison of New York and O&R at December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Discount Rate	6.75%	7.50%	7.75%
Expected Return on Plan Assets	9.20%	9.20%	8.50%
Rate of Compensation Increase – Con Edison	4.30%	4.30%	4.55%
Rate of Compensation Increase – O&R	4.15%	4.15%	4.40%

Con Edison also offers a defined contribution savings plan that covers substantially all employees and made contributions to the plan of $16.8 million, $16.7 million and $16.4 million for years 2002, 2001 and 2000, respectively.

Note E – Other Postretirement Benefits

Con Edison of New York and O&R have contributory comprehensive hospital, medical and prescription drug programs for all retirees, their dependents and surviving spouses.

Con Edison of New York also has a contributory life insurance program for bargaining unit employees and provides basic life insurance benefits up to a specified maximum at no cost to retired management employees. O&R has a non-contributory life insurance program for retirees.

Certain employees of other Con Edison subsidiaries are eligible to receive benefits under these programs. The company has reserved the right to amend or terminate these programs.

Investment plan gains and losses are fully recognized in expense over a 15-year period for Con Edison of New York and O&R. Other actuarial gains and losses are fully recognized in expense over a 10-year period.

For O&R, plan assets are used to pay benefits and expenses for participants who retired on or after January 1, 1995. O&R pays benefits for other participants who retired prior to January 1, 1995. Plan assets include amounts owed by the trust to O&R of $0.8 million in 2002, $0.3 million in 2001, $2.2 million in 2000.

Consistent with the provisions of SFAS No. 71, O&R defers for future recovery any difference between expenses recognized under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and the current rate allowance authorized by each regulatory jurisdiction in which it operates.

The components of Con Edison of New York and O&R's net periodic postretirement benefit costs for 2002, 2001 and 2000 were as follows:

(Millions of Dollars)	2002	2001	2000
Service cost	$10.0	$12.2	$10.7
Interest cost on accumulated postretirement benefit obligation	87.7	88.4	78.8
Expected return on plan assets	(79.7)	(73.8)	(62.3)
Amortization of net actuarial loss	24.2	10.2	1.2
Amortization of prior service cost	(0.1)	1.4	1.4
Amortization of transition obligation	5.0	17.4	17.4
Net periodic postretirement benefit cost	$47.1	$55.8	$47.2
Cost capitalized/deferred	13.8	13.2	10.3
Cost charged to operating expenses	$33.3	$42.6	$36.9

The funded status of the programs at December 31, 2002, 2001 and 2000 was as follows:

(Millions of Dollars)	2002	2001	2000
Change in benefit obligation			
Benefit obligation at beginning of year	$1,351.1	$1,169.8	$1,012.5
Service cost	10.0	12.2	10.7
Interest cost on accumulated postretirement benefit obligation	87.7	88.4	78.8
Plan amendments	(305.6)	-	(0.4)
Net actuarial loss	177.6	148.7	127.6
Benefits paid and administrative expenses	(89.1)	(82.0)	(71.4)
Participant contributions	15.7	14.0	12.0
Benefit obligation at end of year	$1,247.4	$1,351.1	$1,169.8
Change in plan assets			
Fair value of plan assets at beginning of year	$804.2	$844.1	$872.3
Actual return on plan assets	(61.3)	(29.3)	4.4
Employer contributions	44.9	55.9	23.5
Participant contributions	15.6	13.9	11.9
Benefits paid	(81.9)	(75.5)	(62.9)
Administrative expenses	(4.5)	(4.9)	(5.1)
Fair value of plan assets at end of year	$717.0	$804.2	$844.1
Funded status	$(530.4)	$(546.9)	$(325.7)
Unrecognized net (gain)/loss	505.5	210.9	(32.1)
Unrecognized prior service costs	(147.9)	8.0	9.4
Unrecognized transition obligation at January 1, 1993*	36.7	191.4	208.8
Accrued postretirement benefit cost	$(136.1)	$(136.6)	$(139.6)

* Being amortized over a period of 20 years and reduced by an additional amount in 2002 due to plan amendments.

The actuarial assumptions for Con Edison of New York and O&R at December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Discount Rate	6.75%	7.50%	7.75%
Expected return on plan assets			
Tax-exempt assets	9.20%	9.20%	8.50%
Taxable assets:			
Con Edison of New York	8.20%	8.20%	7.50%
O&R	8.70%	8.70%	8.00%

The health care cost trend rate assumed for 2003 is 9.0 percent. The rate is assumed to decrease gradually to 4.75 percent for 2009 and remain at that level thereafter.

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

(Millions of Dollars)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on accumulated postretirement benefit obligation	$129.0	$(114.7)
Effect on service cost and interest cost components	$11.8	$(10.3)

Note F – Environmental Matters

Hazardous substances, such as asbestos, polychlorinated biphenyls (PCBs) and coal tar, have been used or generated in the course of operations of Con Edison's utility subsidiaries and are present in facilities and equipment currently or previously owned by the utility subsidiaries.

The Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund) and similar state statutes impose joint and several strict liabilities, regardless of fault, upon generators of hazardous substances for resulting removal and remediation costs and environmental damages. Liabilities under these laws can be material and in some instances may be imposed without regard to fault, or may be imposed for past acts, even though such past acts may have been lawful at the time they occurred.

The environmental remediation costs for the sites at which Con Edison's utility subsidiaries have been asserted to have liability for remediation under Superfund or similar state statutes, including their manufactured gas sites, (Superfund Sites) include investigation, demolition, removal, disposal, storage, replacement, containment and monitoring costs.

For sites where there are other potentially responsible parties and the utility subsidiaries are not managing the site investigation and remediation, the liability accrued represents the company's estimate of what it will need to pay to settle its obligations with respect to the site. For other sites, the liability accrued represents the company's estimate of its investigation and remediation costs for the site. In either case, the company makes its estimate of its undiscounted liability for each site in light of the applicable remediation standards, experience with similar sites, the information it has available to it at the time about the site and site-specific assumptions about such matters as the extent of contamination and remediation and monitoring methods to be used.

For the cleanup of coal tar and/or other manufactured gas plant-related environmental contaminants at the manufactured gas sites, estimates of the aggregate undiscounted potential liability for the cleanup of coal tar and/or other manufactured gas plant-related environmental contaminants range from approximately $90 million to $1.2 billion. To develop these estimates, the assumption was made that there is contamination at the sites where investigation has not yet been started or completed. Additional assumptions were made as to the extent of contamination, the level of cleanup required and the type and extent of remediation that will be required. Actual experience may be materially different from these assumptions.

At December 31, 2002, Con Edison had accrued $142.8 million as its estimate of its undiscounted liability for Superfund Sites, including approximately $110 million relating to manufactured gas sites. Most of the accrued liability relates to Superfund Sites where contamination has been detected and investigated in whole or in part. There will be additional liability relating to the Superfund Sites and other sites, the amount of which is not presently determinable but may be material to Con Edison's financial position, results of operations or liquidity.

In 2002, Con Edison's utility subsidiaries incurred $23.1 million for environmental remediation costs, and received an insurance recovery of $7.2 million related to Superfund Sites.

Con Edison's utility subsidiaries are permitted under current rate agreements to defer certain site investigation and remediation costs for subsequent recovery through rates. At December 31, 2002, $83.1 million of such costs had been deferred as a regulatory asset.

Suits have been brought in New York State and federal courts against Con Edison's utility subsidiaries and many other defendants, wherein a large number of plaintiffs sought large amounts of compensatory and punitive damages for deaths and injuries allegedly caused by exposure to asbestos at various premises of the utility subsidiaries. The suits that have been resolved, which are many, have been resolved without any payment by the utility subsidiaries, or for amounts that were not, in the aggregate, material to the company. The amounts specified in all the remaining thousands of suits total billions of dollars but Con Edison believes that these amounts are greatly exaggerated, as experienced through the disposition of previous claims. Based upon a combination of modeling, historical data analysis and risk factor assessment, Con Edison of New York's undiscounted potential liability over the next 50 years is estimated to range between $37.7 million and $162.1 million for these suits and additional such suits that may be brought (with no amount within the range considered more reasonable than any other). At December 31, 2002, Con Edison had accrued a $37.7 million provision for these suits, and a like amount had been deferred as a regulatory asset in accordance with PSC authorization.

Workers' compensation administrative proceedings have been commenced, wherein current and former employees claim benefits based upon alleged disability from exposure to asbestos. Based on the information and relevant circumstances known to Con Edison at this time, these claims are not expected to have a material adverse effect on Con Edison's financial position, results of operations or liquidity. At December 31, 2002, the company had accrued a $130.5 million provision as its estimate of the utility subsidiaries' liability for workers' compensation claims, including those related to asbestos exposure. Of this amount $55.9 million was deferred as a regulatory asset in accordance with PSC authorization.

In May 2000, the New York State Department of Environmental Conservation issued notices of violation to O&R and four other companies that have operated coal-fired electric generating facilities in New York State. The notices allege violations of the Federal Clean Air Act and the New York State Environmental Conservation Law resulting from the alleged failure to install pollution control equipment that would have reduced emissions of certain chemicals deemed potentially hazardous. The notice of violations received by O&R relates to the Lovett Generating Station that it sold in June 1999. O&R is unable to predict whether or not alleged violations will have a material adverse effect on its financial position, results of operations or liquidity.

Note G – Nuclear Generation

In September 2001, Con Edison of New York completed the sale of its nuclear generating facilities. See Note I.

The PSC is investigating a February 2000 to January 2001 outage of the nuclear generating unit, its causes and the prudence of Con Edison of New York's actions regarding the operation and maintenance of the generating unit. The proceeding covers, among other things, Con Edison of New York's inspection practices, the circumstances surrounding prior outages, the basis for postponement of the unit's steam generator replacement and whether, and to what extent, increased replacement power costs and repair and replacement costs should be borne by Con Edison's shareholders.

Con Edison of New York has not billed to customers $90 million of replacement power costs incurred during the outage. In addition, in 2000, Con Edison of New York accrued a $40 million liability for the possible disallowance of replacement power costs that it had previously recovered from customers.

Con Edison of New York is unable to predict whether or not any proceedings, lawsuits, legislation or other actions relating to the nuclear generating unit will have a material adverse effect on its financial position, results of operations or liquidity.

Note H – Non-utility Generators

Con Edison's utility subsidiaries have long-term contracts with non-utility generators (NUGs) for approximately 3,100 MW of electric generating capacity. Assuming performance by the NUGs, the utility subsidiaries are obligated over the terms of the contracts (which extend for various periods, up to 2036) to make capacity and other fixed payments.

For the years 2003 through 2007, the capacity and other fixed payments under the contracts are estimated to be $543 million, $547 million, $529 million, $526 million and $535 million. Such payments gradually increase to approximately $600 million in 2013, and thereafter decline significantly. For energy delivered under most of these contracts, the utility subsidiaries are obligated to pay variable prices that are estimated to be lower overall than expected market levels.

The NUG contracts include firm contracts for capacity (commitment ends 2005) and energy (commitment ends 2004) from the approximately 1,000 MW nuclear generating unit that Con Edison of New York sold in 2001. For energy from the unit, Con Edison of New York is obligated to pay an average annual price of 3.9 cents per kWh. From time to time, certain parties have petitioned governmental authorities to shut down the nuclear generating unit. In the event that government authorities did not permit the unit to operate, the unit's owner would not be obligated to provide Con Edison of New York with power to replace the power the unit would have provided.

Under the terms of its electric rate agreements, Con Edison of New York is recovering in rates the charges it incurs under mandated contracts with NUGs. The 2000 Electric Rate Agreement provides that, following March 31, 2005, Con Edison of New York will be given a reasonable opportunity to recover, through a non-bypassable charge to customers, the amount, if any, by which the actual costs of its purchases under the contracts exceed market value. The PSC specifically approved rate recovery of the nuclear energy purchase.

O&R recovers its costs under the contracts pursuant to rate provisions approved by the state public utility regulatory authority having jurisdiction.

Note I – Generation Divestiture

Pursuant to restructuring agreements approved by the PSC (See "Rate and Restructuring Agreements" in Note A), Con Edison of New York and O&R have divested all of their electric generating assets other than approximately 630 MW of Con Edison of New York's electric generating stations located in New York City. Con Edison of New York sold approximately 6,300 MW of electric generating assets in 1999 and approximately 1,480 MW in 2001. O&R completed the sale of all of its generating assets prior to the completion of Con Edison's purchase of O&R in 1999.

Pursuant to the 2000 Electric Rate Agreement, the net after-tax gain (including interest accrued thereon) from Con Edison of New York's 1999 generation divestiture was applied in 2000 as follows: $188.2 million was credited against electric distribution plant balances; $107.3 million was used to offset a like amount of regulatory assets (including deferred power contract termination costs); $50 million (after tax) was deferred for recognition in income during the 12 months ended March 31, 2002; and $12 million was deferred to be used for low-income customer programs. In addition, $30 million of employee retirement incentive expenses related to the generation divestiture was deferred for amortization over 15 years and $15 million of such expenses was charged to income in 2000.

The 2000 Electric Rate Agreement provides for Con Edison of New York to amortize to income a $74 million regulatory asset representing incremental electric capacity costs incurred prior to May 2000 to purchase capacity from the buyers of the generating assets the company sold in 1999. Amortization to income will take place in years in which the company would otherwise share excess earnings with customers, in amounts corresponding to the company's share of the excess earnings. By March 2005, any remaining unrecovered balance will be charged to expense. Of this amount, $30 million was charged to expense in 2002 and $15 million was expensed in 2001.

In January 2001, Con Edison of New York completed the sale of its 480 MW interest in the jointly-owned Roseton generating station for $138 million. The net after-tax gain from the sale, which has been deferred as a regulatory liability, was $37.1 million. In September 2001, Con Edison of New York completed the sale of its approximately 1,000 MW nuclear generating plant and related assets for $504.5 million. The proceeds were net of a $73.8 million payment to increase the value of the nuclear decommissioning trust funds being transferred to $430 million (the amount provided for in the sales agreement). The net after-tax loss from the sale, which was deferred as a regulatory asset, was $174.8 million at December 31, 2001 and $127.2 million at December 31, 2002. Con Edison of New York was authorized, effective September 2001, to continue to recover the cost of the deferred nuclear assets, which is included in rates, and to amortize the regulatory asset, until the loss on divestiture has been recovered. The 2000 Electric Agreement provides that Con Edison of New York "will be given a reasonable opportunity to recover stranded and strandable costs remaining at March 31, 2005, including a reasonable return on investments."

Note J – Leases

Con Edison's subsidiaries lease electric generating and gas distribution facilities, other electric transmission and distribution facilities, office buildings and equipment. In accordance with SFAS No. 13, these leases are classified as either capital leases or operating leases. Most of the operating leases provide the option to renew at the fair rental value for future periods. Generally, it is expected that leases will be renewed or replaced in the normal course of business.

Capital leases: For ratemaking purposes capital leases are treated as operating leases; therefore, in accordance with SFAS No. 71, the amortization of the leased asset is based on the rental payments recovered through rates. The following assets and obligations under capital leases are included in the accompanying consolidated balance sheet at December 31, 2002 and 2001:

(Millions of Dollars)	2002	2001
Utility plant		
Transmission	$12.1	$13.5
Common	29.0	29.7
Total	$41.1	$43.2
Current liabilities	$2.6	$2.1
Non-current liabilities	38.5	41.1
Total liabilities	$41.1	$43.2

The accumulated amortization of the capital leases was $28.8 million and $26.8 million as of December 31, 2002 and 2001, respectively.

The future minimum lease commitments for the above assets are as follows:

(Millions of Dollars)	
2003	$7.8
2004	7.5
2005	7.3
2006	7.2
2007	7.1
All years thereafter	35.1
Total	$72.0
Less: amount representing interest	30.9
Present value of net minimum lease payments	$41.1

In November 2000, a Con Edison Development subsidiary entered into an operating lease arrangement with a limited partnership (Lessor) to finance construction of a 525 MW gas-fired electric generating facility in Newington, New Hampshire (Newington Project). See Note S.

Operating leases: The future minimum lease commitments under Con Edison's non-cancelable operating lease agreements, excluding the Newington Project, are as follows:

(Millions of Dollars)	
2003	$45.6
2004	46.8
2005	15.5
2006	12.9
2007	8.6
All years thereafter	39.1
Total	**$168.5**

As part of a broad initiative, the Internal Revenue Service is reviewing certain categories of transactions. Among these are transactions in which a taxpayer leases property and then immediately subleases it back to the lessor (termed "Lease In/Lease Out," or LILO transactions). In 1997 and 1999, Con Edison's unregulated subsidiaries invested $93 million in two LILO transactions, involving gas distribution and electric generating facilities in the Netherlands, which represented approximately 36 percent of the purchase price; the remaining 64 percent or $166 million was furnished by third-party financing in the form of long-term debt that provides no recourse against the subsidiaries and is primarily secured by the assets, except for guarantees of up to $10 million of the debt. Approximately half of these guarantees expired prior to December 31, 2002 and the other half will expire at the end of May 2004. At December 31, 2002, the company's investment ($187 million) in these leveraged leases net of deferred tax liabilities ($117 million) amounted to $70 million, which was included at cost on Con Edison's consolidated balance sheet. On audit, the Internal Revenue Service has proposed that the tax losses recognized in connection with the 1997 LILO transaction be disallowed. Con Edison believes its position is correct and is currently appealing the auditors' proposal within the Internal Revenue Service. The estimated total tax savings from the two LILO transactions during the tax years 1997 through 2002, in the aggregate, was $82 million.

Note K – Goodwill and Intangible Assets

On January 1, 2002, Con Edison adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 provides that goodwill (i.e., the excess of cost over fair value of the net assets of a business acquired) and intangible assets with indefinite useful lives will no longer be amortized, but instead be tested for impairment at least annually. Other intangible assets will continue to be amortized over their finite useful lives. The goodwill impairment test is a two-step process. The first step identifies potential impairment by comparing the estimated fair value of a reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying amount, the second step of the impairment test is performed. The second step compares the implied fair value of goodwill, determined in the same manner as the amount of goodwill recognized in a business combination under SFAS No. 141, "Business Combinations," to its carrying amount to determine the amount of the impairment loss, if any.

Con Edison completed its initial goodwill impairment test and recorded a loss of $34.1 million ($20.2 million after tax) as an offset to goodwill recorded in Con Edison's "Unregulated Subsidiaries and Other" business segment relating to certain generation assets owned by Con Edison Development. The fair values of the reporting units were estimated using the expected present value of future cash flows. The impairment loss reflects changes in forecast market prices of energy and capacity and in risk-adjusted discount rates. The impairment loss is recognized net of taxes as a cumulative effect of a change in accounting principle at January 1, 2002.

The change in the carrying amount of goodwill at December 31, 2002 is as follows:

(Millions of Dollars)	
Balance at the beginning of the period (January 1, 2002)	$439.9
Impairment loss recognized	(34.1)
Balance at the end of the period (December 31, 2002)	**$405.8**

Had Con Edison been accounting for goodwill under SFAS No. 142 for all periods presented, its income and earnings per share would have been as follows:

For the Years Ended December 31 (Millions of Dollars)	2002	2001	2000
Net income for common stock			
As reported	$646.0	$682.2	$582.8
Add back: goodwill amortization (net of tax)	–	11.0	11.9
Adjusted	$646.0	$693.2	$594.7
Basic earnings per share			
As reported	$ 3.03	$ 3.22	$ 2.75
Add back: goodwill amortization (net of tax)	–	.05	.06
Adjusted	$ 3.03	$ 3.27	$ 2.81
Diluted earnings per share			
As reported	$ 3.02	$ 3.21	$ 2.74
Add back: goodwill amortization (net of tax)	–	.05	.06
Adjusted	$ 3.02	$ 3.26	$ 2.80

In July 1999, Con Edison acquired O&R and accounted for the acquisition under the purchase method of accounting in accordance with generally accepted accounting principles. Con Edison recorded in its consolidated financial statements goodwill in the amount of $437 million and began the amortization of goodwill to income over a 40-year period. Upon adoption of SFAS No. 142 in January 2002, Con Edison discontinued the amortization of goodwill. The unamortized goodwill of $405.8 million was tested for impairment and determined not to be impaired.

Con Edison's finite life intangible asset relates to a power purchase agreement of an unregulated subsidiary and is being amortized on a straight-line basis over an approximately 25-year contract period. At December 31, 2002, the gross carrying amount and accumulated amortization were $91.7 million and $9.7 million, respectively. Amortization expense was $3.8 million at December 31, 2002 and is estimated to remain at $3.8 million per year from 2003 to 2007.

Note L – Income Tax

The components of income tax are as follows:

For the Years Ended December 31 (Thousands of Dollars)	2002	2001	2000
Charge/(benefit) to operations:			
State			
Current	$(2,876)	$69,259	$28,941
Deferred – net	96,531	78,988	–
Federal			
Current	93,469	380,509	103,670
Deferred – net	217,192	(57,089)	193,257
Amortization of investment tax credit	(6,244)	(7,135)	(8,078)
Total charge to operations	398,072	464,532	317,790
Charge/(benefit) to other income:			
State			
Current	(2,819)	(4,102)	(5,304)
Deferred – net	(1,006)	73	–
Federal			
Current	(12,566)	(8,684)	(1,095)
Deferred – net	(1,162)	(7,045)	(3,892)
Amortization of investment tax credit	(4,127)	(2,163)	(331)
Total benefit to other income	(21,680)	(21,921)	(10,622)
Total	$376,392	$442,611	$307,168

The tax effect of temporary differences, which gave rise to deferred tax assets and liabilities, is as follows:

For the Years Ended December 31 (Millions of Dollars)	2002	2001
Liabilities:		
Depreciation	$1,556.2	$1,348.5
Regulatory Liability – Future Federal Income Tax	667.3	659.8
Other	542.4	414.3
Total liabilities	2,765.9	2,422.6
Assets:		
Other	(190.3)	(186.4)
Total assets	(190.3)	(186.4)
Net liability	$2,575.6	$2,236.2

Reconciliation of the difference between income tax expense and the amount computed by applying the prevailing statutory income tax rate to income before income taxes is as follows:

For the Years Ended December 31 (% of Pre-tax income)	2002	2001	2000
Statutory tax rate			
Federal	35%	35%	35%
Changes in computed taxes resulting from:			
State income tax	6	9	2
Depreciation related differences	5	3	4
Cost of removal	(5)	(4)	(6)
Other	(6)	(4)	(1)
Effective Tax Rate	35%	39%	34%

Note M – Stock-Based Compensation

Under Con Edison's Stock Option Plan (the Plan), options may be granted to officers and key employees of Con Edison and its subsidiaries for up to a total of 10 million shares of Con Edison's common stock. Generally options become exercisable three years after the grant date and remain exercisable until 10 years from the grant date.

As permitted by SFAS No. 123, Con Edison elected to follow APB No. 25 and related interpretations in accounting for its employee stock options. Under the intrinsic value method of APB No. 25, no compensation expense is recognized because the exercise price of Con Edison's employee stock options equals the market price of the underlying stock on the date of grant.

Under the plan, exercise of Con Edison's employee stock options requires payment in full of the exercise price, unless the committee of Con Edison's Board of Directors that administers the Plan determines that options may be settled by paying to the option holder the difference between the fair market value of the common stock subject to the option and the exercise price (cash settlement). In 2002, to ensure that the exercise of currently exercisable options would comply with certain technical requirements of the Sarbanes-Oxley Act of 2002 applicable to certain officers of Con Edison and its subsidiaries, the committee determined that 1996 and 1997 stock options covering 295,500 shares of common stock held by those officers may be settled by the cash settlement method. A $3.8 million charge to expense was recognized for Con Edison in 2002 for these options. Additional changes to expense will be recognized with respect to these options to the extent the fair market value of the common shares changes in future periods.

Disclosure of pro forma information regarding net income and earnings per share is required by SFAS No. 123 and SFAS No. 148, "Accounting for Stock Based Compensation, Transition and Disclosures." See "Stock-Based Compensation" in Note A for an illustration of the effect on net income and earnings per share if Con Edison had applied the fair value recognition provisions of SFAS No. 123 to its stock-based employee compensation. The fair values of 2002, 2001 and 2000 options are $6.37, $5.23 and $4.42 per share, respectively. These values were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	5.08%	5.22%	6.25%
Expected lives – in years	6	8	8
Expected stock volatility	21.43%	21.32%	20.51%
Dividend yield	5.22%	5.83%	6.60%

A summary of changes in the status of stock options awarded to officers and employees of Con Edison as of December 31, 2002, 2001 and 2000 is as follows:

	Shares	Weighted Average Price
Outstanding at 12/31/99	3,556,210	$39.607
Granted	1,349,500	32.499
Exercised	(68,697)	29.732
Forfeited	(46,100)	39.231
Outstanding at 12/31/00	4,790,913	37.749
Granted	1,487,050	37.758
Exercised	(363,013)	29.740
Forfeited	(160,300)	41.333
Outstanding at 12/31/01	5,754,650	38.157
Granted	1,584,350	42.510
Exercised	(413,899)	30.813
Forfeited	(127,450)	44.103
Outstanding at 12/31/02	**6,797,651**	**$39.506**

The following summarizes the Plan's stock options outstanding at December 31, 2002 for each plan year:

Plan Year	Weighted Average Exercise Price	Shares Outstanding At 12/31/02	Remaining Contractual Life
2002	$42.510	1,581,850	9 years
2001	37.758	1,474,050	8 years
2000	32.499	1,283,750	7 years
1999	47.876	1,149,900	6 years
1998	42.609	747,450	5 years
1997	31.500	395,526	4 years
1996	27.875	165,125	3 years

As of December 31, 2002, 2001 and 2000 there were vested options outstanding to purchase 1,308,101, 939,850 and 1,304,863 shares of common stock, respectively, at an exercise price below the closing market price on that day. The weighted average exercise prices were $37.36, $30.11 and $31.50, respectively.

As of December 31, 2002, 2001 and 2000 the total number of vested options outstanding were 2,458,001, 1,765,200 and 1,304,863 with weighted average exercise prices of $42.28, $35.95 and $31.50, respectively.

Pursuant to employment agreements, effective September 2000, certain senior officers of Con Edison and its subsidiaries were granted an aggregate of 350,000 restricted stock units, subject to the officers meeting the terms and conditions of the agreements. In June 2002, an additional 150,000 restricted stock units were granted to certain senior officers of Con Edison and its subsidiaries under similar terms. The units, each of which represents the right to receive one share of Con Edison common stock and related dividends, vest ratably through August 2005 or immediately upon the occurrence of certain events. Pursuant to APB No. 25, Con Edison is recognizing compensation expense and accruing a liability for the units over the vesting period. The expense recognized for restricted stock during 2002, 2001 and 2000 was $4.4 million, $3.1 million and $0.9 million, respectively.

In June 2002, Con Edison terminated its Directors' Retirement Plan applicable to non-officer directors (the termination is not applicable to directors who had previously retired from the board) and adopted a deferred stock compensation plan for these directors. Under the plan, directors were granted stock units for accrued service. Pursuant to APB No. 25, Con Edison recognizes compensation expense and accrues a liability for the units. An expense of $2.4 million was recorded in 2002.

Note N – Financial Information By Business Segment

Con Edison's business segments were determined based on similarities in economic characteristics, the regulatory environment, and management's reporting requirements. Con Edison's principal business segments are:

Regulated Electric – consists of regulated activities of Con Edison of New York and O&R relating to the generation, transmission, distribution and sale of electricity in New York, New Jersey and Pennsylvania.

Regulated Gas – consists of regulated activities of Con Edison of New York and O&R relating to the transportation, storage, distribution and sale of natural gas in New York and Pennsylvania.

Regulated Steam – consists of regulated activities of Con Edison of New York relating to the generation, distribution and sale of steam in New York.

Unregulated Subsidiaries – represents the operations of the subsidiaries that participate in the competitive electric and gas supply, energy infrastructure, energy-related products and services and telecommunications businesses.

Other – includes the operations of the parent company, Con Edison, and consolidation adjustments.

All revenues of Con Edison's business segments, excluding revenues earned by Con Edison Development on certain energy infrastructure projects, which are deemed to be immaterial, are from customers located in the United States of America. Also, all assets of its business segments, excluding certain investments in energy infrastructure projects by Con Edison Development, are located in the United States of America. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. See Note A.

Common services shared by the business segments are assigned directly or allocated based on various cost factors, depending on the nature of the service provided.

The financial data for business segments are as follows (in thousands of dollars):

Regulated Electric	2002	2001	2000
Operating revenues	$6,250,896	$6,887,863	$6,938,128
Intersegment revenues	9,612	12,589	53,514
Depreciation and amortization	377,462	407,992	477,352
Income tax expense	317,960	382,153	239,772
Operating income	816,733	902,176	808,960
Interest charge	326,790	316,449	309,753
Changes in accounting principles	–	–	–
Total assets	13,308,802	12,193,525	12,386,304
Construction expenditures	870,590	810,821	786,211

Regulated Gas	2002	2001	2000
Operating revenues	$1,204,033	$1,465,956	$1,261,970
Intersegment revenues	2,874	3,181	6,113
Depreciation and amortization	76,106	72,050	66,780
Income tax expense	65,946	73,768	64,942
Operating income	173,317	179,823	176,171
Interest charge	71,262	72,068	66,498
Changes in accounting principles	–	–	–
Total assets	2,902,813	2,711,008	2,607,624
Construction expenditures	200,981	169,739	140,702

Regulated Steam	2002	2001	2000
Operating revenues	$404,044	$503,736	$452,135
Intersegment revenues	1,810	1,903	2,023
Depreciation and amortization	18,330	17,902	18,173
Income tax expense	(4,832)	5,695	2,407
Operating income	36,046	27,893	25,557
Interest charge	21,950	20,768	18,191
Changes in accounting principles	–	–	–
Total assets	977,315	746,587	686,807
Construction expenditures	82,887	64,308	32,014

Unregulated Subsidiaries	2002	2001	2000
Operating revenues	$647,279	$540,577	$679,573
Intersegment revenues	–	–	–
Depreciation and amortization	22,615	17,356	13,547
Income tax expense	18,998	2,916	10,669
Operating income	33,051	29,675	18,024
Interest charge	15,556	16,863	9,652
Changes in accounting principles	22,061	–	–
Total assets	1,321,519	1,020,602	820,942
Construction expenditures	213,457	163,921	121,214

Other	2002	2001	2000
Operating revenues	$(24,392)	$(9,333)	$(14,582)
Intersegment revenues	24,392	9,333	14,582
Depreciation and amortization	40	10,821	10,555
Income tax expense	–	–	–
Operating income	990	(12,009)	(12,576)
Interest charge	6,024	4,732	3,351
Changes in accounting principles	–	–	–
Total assets	309,861	362,733	265,568
Construction expenditures	–	–	–

Total	2002	2001	2000
Operating revenues	$8,481,860	$9,388,799	$9,317,224
Intersegment revenues	38,688	27,006	76,232
Depreciation and amortization	494,553	526,121	586,407
Income tax expense	398,072	464,532	317,790
Operating income	1,060,137	1,127,558	1,016,136
Interest charge	441,582	430,880	407,445
Changes in accounting principles	22,061	–	–
Total assets	18,820,310	17,034,455	16,767,245
Construction expenditures	1,367,915	1,208,789	1,080,141

Note O – Derivative Instruments and Hedging Activities

Effective January 2001, Con Edison adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133). Upon adoption, Con Edison's subsidiaries recognized after-tax transition gains of $1.7 million in other comprehensive income (OCI) and $0.4 million in current income.

Energy Price Hedging

Con Edison's subsidiaries use derivative instruments to hedge market price fluctuations in related underlying transactions for the physical purchase or sale of electricity and gas (hedges). As of December 31, 2002, the fair value of the derivatives for such use was $38.8 million, comprised of $16.9 million at the regulated utility subsidiaries and $21.9 million at the unregulated subsidiaries.

Con Edison's regulated utility subsidiaries, pursuant to SFAS No. 71, defer recognition in income of gains and losses on hedges until the underlying transactions are completed. In accordance with rate provisions that permit the recovery of the cost of purchased power and gas for resale, Con Edison's regulated utility subsidiaries credit or charge to their customer's gains or losses on hedges and related transaction costs. See "Recoverable Energy Costs" in Note A.

For Con Edison of New York, the 2000 Electric Rate Agreement provides that 10 percent of gains or losses on hedges flow to net income as rewards or penalties. Con Edison of New York has elected cash flow hedge accounting under SFAS No. 133 for a qualifying portion of its electric hedges. Con Edison Solutions, which provides competitive gas and electric supply and energy-related products and services, has also elected cash flow hedge accounting.

Pursuant to cash flow hedge accounting, except as described below, the mark-to-market unrealized gain or loss on each hedge is recorded in OCI and reclassified to income at the time the underlying transaction is completed.

Unrealized gains and losses on cash flow hedges for energy transactions, net of tax, included in accumulated OCI for the years ended December 31, 2002 and 2001 were as follows:

(Millions of Dollars)	2002	2001
Unrealized gains/(losses) on derivatives qualified as hedges due to cumulative effect of a change in accounting principle, net of $0 and $1.2 taxes	$ –	$1.7
Unrealized gains/(losses) on derivatives qualified as hedges, net of $19.1 and ($18.8) taxes	27.5	(26.8)
Less: Reclassification adjustment for gains/(losses) included in net income, net of $1.1 and ($8.6) taxes	1.6	(12.4)
Unrealized gains/(losses) on derivatives qualified as hedges for the period	**$25.9**	($12.7)

As of December 31, 2002, the cash flow hedges had a remaining term of less than two years and $13.2 million of existing after-tax net gains relating to these hedges are expected to be reclassified from accumulated OCI to income within the next 12 months.

Under cash flow hedge accounting, any gain or loss relating to any portion of the hedge determined to be "ineffective" is recognized in income in the period in which such determination is made. As a result, changes in value of a hedge may be recognized in income in an earlier period than the period in which the underlying transaction is recognized in income. Con Edison recognized in income mark-to-market unrealized pre-tax net gains of $6.2 million in 2002 and $6.2 million of pre-tax net losses in 2001 relating to hedge ineffectiveness at Con Edison Solutions.

Interest Rate Hedging

Con Edison's subsidiaries use interest rate swaps to manage interest rate exposures associated with debt. In October 2002, Con Edison of New York entered into a swap agreement in connection with its $224.6 million tax-exempt Facilities Revenue Bonds, Series 2001A. Pursuant to the swap agreement provisions, Con Edison of New York pays interest at a variable rate equal to the three-month London Inter-Bank Offered Rate (LIBOR) and is paid interest at a fixed rate of 5.375 percent. The agreement has a term of 10 years and is callable at par after three years. The swap is designated as a fair value hedge and qualifies for "short-cut" hedge accounting under SFAS No. 133. Under this method, changes in the fair value of the swap instrument are recorded directly against the carrying value of the hedged bonds and have no impact on earnings. As of December 31, 2002, the fair value of the interest rate swap was $7.7 million and recorded as an asset and the fair value of the hedged bonds was $232.3 million.

O&R and Con Edison Development use interest rate swaps to convert a portion of their variable-rate debt into fixed-rate debt. The swap agreements, displayed in the table below, are designated as cash flow hedges under SFAS No. 133. Any gain or loss on the hedges is recorded in OCI and reclassified to interest expense and included in earnings during the periods in which the hedged interest payments occur. At December 31, 2002 and 2001, the fair value of the O&R interest rate swap was a loss of $19.1 million and $14.2 million, respectively, and the fair value of the Con Edison Development interest rate swap was a loss of $9.7 million and $5.7 million, respectively.

The contractual components of the interest rate swaps accounted for as cash flow hedges are as follows:

Debt	Maturity Date of Swaps	Notional Amount ($000)	Fixed Rate Paid	Variable Rate Received
Pollution Control Refunding Revenue Bond, 1994 Series A	2014	55,000	6.09%	Current bond rate
Variable rate loans – Lakewood	2008	77,500	6.68%	LIBOR

Unrealized gains and losses on cash flow hedges for interest rate swaps, net of tax, included in accumulated OCI for the years ended December 31, 2002 and 2001 were as follows:

(Millions of Dollars)	2002	2001
Unrealized gains/(losses) on derivatives qualified as hedges due to cumulative effect of a change in accounting principle, net of $0 and ($6.8) taxes	$ –	($9.7)
Unrealized gains/(losses) on derivatives qualified as hedges, net of ($6.4) and ($3.1) taxes	(9.1)	(4.4)
Less: Reclassification adjustment for gains/(losses) included in net income, net of ($2.8) and ($1.7) taxes	(3.9)	(2.4)
Unrealized gains/(losses) on derivatives qualified as hedges for the period	**($5.2)**	($11.7)

As of December 31, 2002, $3.5 million of existing after-tax losses relating to the interest rate swap agreements are expected to be reclassified from accumulated OCI to income within the next 12 months.

Energy Trading Activities

Unregulated subsidiaries of Con Edison engage in energy trading activities that are accounted for at fair value. Con Edison Energy utilizes commodity contracts such as two-party forward contracts for the purchase or sale of electricity and capacity, over-the-counter swap contracts, exchange-traded natural gas and crude oil futures and options, transmission congestion contracts, natural gas transportation contracts, and other physical and financial contracts.

Prior to October 1, 2002, these contracts were accounted for under FASB's Emerging Issues Task Force (EITF) No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." As of October 1, 2002, energy and energy-related trading contracts that meet the definition of derivatives are accounted for under SFAS No. 133. Such contracts are marked to market, with gains and losses recognized in earnings. For the years ended December 31, 2002 and 2001, Con Edison recognized in income net unrealized pre-tax losses of $1.4 million, excluding the effect of a cumulative adjustment due to a change in accounting principle, and net gains of $9.6 million, respectively. Contracts that did not fall within the scope of SFAS No. 133 were included in the cumulative effect of a change in accounting principle. See Note T for further discussion.

The fair value of energy trading net assets as of December 31, 2002 and 2001 was $4.9 million and $11.2 million, respectively.

Note P – Northeast Utilities

In March 2001, Con Edison commenced an action in the United States District Court for the Southern District of New York, entitled Consolidated Edison, Inc. v. Northeast Utilities, seeking a declaratory judgment that Northeast Utilities has failed to meet certain conditions precedent to Con Edison's obligation to complete its acquisition of Northeast Utilities pursuant to their agreement and plan of merger, dated as of October 13, 1999, as amended and restated as of January 11, 2000 (the merger agreement). In May 2001, Con Edison amended its complaint. As amended, Con Edison's complaint seeks, among other things, recovery of damages sustained by it as a result of the material breach of the merger agreement by Northeast Utilities, the court's declaration that under the merger agreement Con Edison has no further or continuing obligations to Northeast Utilities and that Northeast Utilities has no further or continuing rights against Con Edison.

In June 2001, Northeast Utilities withdrew the separate action it commenced in March 2001 in the same court and filed as a counter-claim to Con Edison's amended complaint its claim that Con Edison materially breached the merger agreement and that, as a result, Northeast Utilities and its shareholders have suffered substantial damages, including the difference between the consideration to be paid to Northeast Utilities shareholders pursuant to the merger agreement and the market value of Northeast Utilities common stock, expenditures in connection with regulatory approvals and lost business opportunities. Pursuant to the merger agreement, Con Edison agreed to acquire Northeast Utilities for $26.00 per share (an estimated aggregate of not more than $3.9 billion) plus $0.0034 per share for each day after August 5, 2000 through the day prior to the completion of the transaction, payable 50 percent in cash and 50 percent in stock.

Con Edison believes that Northeast Utilities has materially breached the merger agreement, and that Con Edison has not materially breached the merger agreement. Con Edison believes it is not obligated to acquire Northeast Utilities because Northeast Utilities does not meet the merger agreement's conditions that Northeast Utilities perform all of its obligations under the merger agreement. Those obligations include the obligation that it carry on its businesses in the ordinary course consistent with past practice; that the representations and warranties made by it in the merger agreement were true and correct when made and remain true and correct; and that there be no material adverse change with respect to Northeast Utilities.

Both parties have filed motions for summary judgment. Con Edison is unable to predict whether or not any Northeast Utilities related lawsuits or other actions will have a material adverse effect on Con Edison's financial position, results of operations or liquidity.

Note Q – World Trade Center Attack

Con Edison of New York estimates that it will incur $430 million of costs for emergency response, temporary restoration and permanent replacement of electric, gas and steam transmission and distribution facilities damaged as a result of the September 11, 2001 attack on the World Trade Center. Most of the costs are expected to be capital in nature. The company estimates that $96 million of the costs will be covered by insurance. In December 2001, Con Edison of New York filed a petition with the PSC for authorization to defer these costs, which the company expects the PSC to permit it to recover from customers, net of any federal reimbursement, insurance payment and tax savings. In August 2002, President Bush signed into law an appropriations bill that authorizes funds, for which the company is eligible to apply, to recover costs it incurred in connection with the attack. The procedural guidelines for disbursement of the federal funds are in the process of being developed. At December 31, 2002, the company had capitalized $134 million of such costs as utility plant and deferred $63 million of such costs as a regulatory asset. In addition, at December 31, 2001, the company accrued a regulatory liability to defer recognition in income of an $81.5 million tax refund claim resulting from a casualty loss deduction taken by the company relating to the attack.

Note R – Guarantees

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of certain types of guarantees, a guarantor recognize and account for the fair value of the guarantee as a liability. FIN 45 contains exclusions to this requirement, including the exclusion of a parent's guarantee of its subsidiaries' debt to a third party. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002.

Con Edison and its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of their subsidiaries. In addition, a Con Edison Development subsidiary has issued guarantees on behalf of entities in which it has an equity interest. Con Edison's guarantees had maximum limits totaling $1.1 billion at December 31, 2002 and 2001, of which $588.2 million and $456.2 million, respectively, were outstanding. Management believes the likelihood that Con Edison would be required to perform with respect to these guarantees is remote. The adoption of FIN 45 is not expected to have a material impact on Con Edison's consolidated financial position, results of operations or liquidity.

The following table summarizes, by type and term, the total maximum amount of guarantees:

Guarantee Type (Thousands of Dollars)	Maximum Amount 0 – 3 years	4 – 10 years	> 10 years	Total
Commodity Transactions	$611,464	$31,000	$17,487	$659,951
Newington Lease Agreement	–	–	353,333	353,333
Affordable Housing Program	–	56,682	–	56,682
Lease Obligations	1,412	1,375	24,358	27,145
Other Guarantees	5,170	10,392	2,698	18,260
Total	$618,046	$99,449	$397,876	$1,115,371

Commodity Transactions – Con Edison guarantees payments on behalf of its subsidiaries in order to facilitate physical and financial transactions in gas, pipeline capacity, transportation, oil, electricity and related commodity services. In addition, a Con Edison Development subsidiary guaranteed payment for fuel oil purchases by a foreign generating project in which it has an equity interest. To the extent that liabilities exist under the contracts subject to these guarantees, such liabilities are included in the consolidated balance sheet.

Newington Lease Agreement – Con Edison guarantees the payment and performance obligations of a Con Edison Development subsidiary. See Note S.

Affordable Housing Program – Con Edison Development guarantees the repurchase and remarketing obligations of one of its subsidiaries with respect to the debt ($56.7 million, including interest) relating to moderate-income rental apartment properties eligible for tax credits under Section 42 of the Internal Revenue Code. In accordance with EITF Issue No. 94-01, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects," neither the rental apartment properties nor the related indebtedness is included on Con Edison's consolidated balance sheet.

Lease Obligations – Con Edison guarantees certain rent payment obligations of its subsidiaries under various property lease agreements for office buildings. Of the maximum guarantee amount, $15.0 million relates to a guarantee given to Con Edison of New York.

Other – Con Edison, Con Edison Development and its subsidiaries also guarantee the following:

- $15.1 million of guarantees for standby financial letters of credit and comfort letters in connection with investments in energy infrastructure power and cogeneration projects

- $2.7 million of guarantees for franchise agreements with the City of New York and other localities

- $0.4 million of letters of credit from financial institutions primarily for security deposits

Note S – Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses the consolidation of variable interest entities (VIE's) by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment at risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risks or rewards associated with the VIE. The consolidation requirements apply immediately to VIE's created after January 31, 2003. For VIE's created earlier, the consolidation requirements apply in the first fiscal year or interim period beginning after June 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was established. Con Edison has identified the Newington Project, which is described in the following paragraphs, as a VIE that will require consolidation upon adoption of FIN 46. In addition, Con Edison is evaluating certain other investments to determine if they require consolidation or disclosure upon adoption of FIN 46. These include two LILO transactions that are accounted for as leveraged leases under SFAS No. 13 (see Note J), an investment in the Affordable Housing Program (see Note R), and three investments in power and cogeneration plants with assets of $82.9 million and debt of $42.5 million that are accounted for under the equity method. Con Edison is in the process of completing its evaluation but does not expect the results to have a material impact on its consolidated financial position, results of operation or liquidity.

In November 2000, a Con Edison Development subsidiary entered into an operating lease arrangement with Hawkeye L.P. (Lessor) to finance construction of a 525 MW gas-fired electric generating facility in Newington, New Hampshire. In accordance with SFAS No. 13, and related EITF issues (including EITF Issue No. 90-15, "Impact of Non-substantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions" and EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction"), the Newington Project and the related obligations are not included on Con Edison's consolidated balance sheet.

At the expiration of the initial lease term in June 2010, the subsidiary has the option to extend the lease or purchase the project for the then outstanding amounts expended by the Lessor for the project. In the event the subsidiary chooses not to extend the lease or acquire the project, Con Edison has guaranteed a residual value of the Newington Project for an amount not to exceed $239.7 million. The subsidiary also has contingent payment obligations to the Lessor if an event of default should occur during either the construction period or the lease period. If the subsidiary were to default, its obligation would equal up to 100% of the Lessor's investment in the Newington Project, which could exceed the aforementioned residual value guarantee. At December 31, 2002, projected project costs were $353 million. The subsidiary's payment and performance obligations relating to the Newington Project are fully and unconditionally guaranteed by Con Edison. See Note R.

Future minimum rental payments under the Newington Project operating lease are as follows:

	(Millions of Dollars)
2003	$ 33.3
2004	33.3
2005	33.3
2006	33.3
2007	33.3
All years thereafter	83.2
Total	**$ 249.7**

Upon adoption of FIN 46, Con Edison will be required to include the Newington Project assets and the related debt on its consolidated balance sheet. Con Edison estimates that this will result in a decrease in annual after tax net income of $3.8 million and increases of $353 million in non-utility plant and long-term debt and other liabilities. Con Edison expects that its maximum exposure to loss would equal the total assets of the project.

Substantial completion on the Newington project occurred in the fourth quarter of 2002. The subsidiary and the construction contractor for this plant have initiated legal proceedings with respect to whether the subsidiary is entitled to damages for a delay in completion of this plant and whether the contractor is entitled to additional project costs. Con Edison does not expect that this dispute will have a material adverse effect on its financial position, results of operations or liquidity.

Note T – New Financial Accounting Standards

During 2002, the FASB issued four new accounting standards: SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," SFAS No. 147, "Acquisitions of Certain Financial Institutions," and SFAS No. 148, "Accounting for Stock-Based Compensation." The FASB also issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," in November 2002, and Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," in January 2003. In addition, during 2002, the EITF reached a consensus on several issues within EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," one of which was the rescission of EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities."

SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," effective January 1, 2003. This statement also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have an economic impact similar to sale-leaseback transactions and amends certain other authoritative pronouncements, effective May 15, 2002. SFAS No. 146, which was effective January 1, 2003, requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 147, which was effective October 1, 2002, provides guidance on the accounting for the acquisition of a financial institution. SFAS No. 148, which amends SFAS No. 123, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the financial statements disclosure requirements of SFAS No. 123 regarding the method of accounting for stock-based employee compensation and the effects of the method used on reported results. Finally, this statement amends APB No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The amendment of SFAS No. 123 is effective for fiscal years ending after December 15, 2002. The amendment of Opinion No. 28 is effective for interim periods beginning after December 15, 2002. For information about the company's stock-based compensation, see Note M.

The adoption of these statements had no impact on Con Edison's consolidated financial position, results of operations or liquidity.

See Note R for a discussion on FIN 45 and Note S for a discussion on FIN 46.

In June 2002, the EITF reached a partial consensus on EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," which provides that revenue resulting from energy trading contracts, whether realized or unrealized and whether financially or physically settled, should be shown net in the income statement. This ruling became effective for periods ending after July 2002, with reclassification of prior period amounts required. Beginning in the third quarter of 2002, Con Edison is presenting all mark-to-market, realized and unrealized, gains and losses on a net basis. Upon the application of the consensus, comparative financial statements for prior periods were reclassified to conform to the consensus. As a result, Con Edison's non-utility revenues and energy costs were reduced by $245 million in 2001 and $114 million in 2000.

On October 25, 2002, the EITF reached a consensus to rescind EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." As a result, new energy trading and energy-related contracts entered into after October 25, 2002, that do not qualify as derivatives under SFAS No. 133 are not marked to market. All derivative contracts will be accounted for in accordance with SFAS No. 133. Therefore, previously recognized mark-to-market gains and losses on non-derivative contracts must be reversed upon adoption of this consensus. The effective date for the full rescission of EITF 98-10 was January 1, 2003, with early application permitted. Con Edison adopted this consensus effective on October 1, 2002 and reported the effect of the transition as a cumulative effect of a change in accounting principle in the after-tax loss amount of $1.9 million.

In October 2002, the EITF reached a consensus that gains and losses, realized and unrealized, on all derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement, whether or not settled physically, if the derivative instruments are held for trading purposes. This consensus was effective January 1, 2003, with early adoption permitted. Con Edison chose to adopt this consensus effective October 1, 2002.
The adoption of the consensus had no impact on Con Edison's consolidated financial position, results of operations or liquidity.

Additional disclosures regarding energy trading activities required by EITF Issue No. 02-3 in June 2002 were eliminated in October 2002, with the rescission of EITF Issue No. 98-10.

The EITF did not reach consensus on whether or not recognition of unrealized gains and losses at inception of an energy-trading contract is appropriate. However, the FASB staff observed that unrealized gains or losses at inception should not be recognized unless the fair value of the derivative instrument is evidenced by a quoted market price, similar current market transactions or valuations based on observable market information. For the year ended December 31, 2002, Con Edison's unregulated subsidiaries recognized in income $10.9 million related to unrealized gains at inception of contracts. There were no such amounts in 2001.

Con Edison has also adopted the following accounting standards that were issued in 2001.

On January 1, 2002, Con Edison adopted SFAS No. 142, "Goodwill and Other Intangible Assets." See Note K.

On January 1, 2003 Con Edison adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability associated with an asset retirement obligation in the period incurred. When the liability is initially recorded, the entity will capitalize the cost by increasing the amount of the related asset. The liability will be increased to its present value each period and the capitalized cost will be depreciated over the useful life of the related asset. Upon retirement of the asset, the entity will settle the obligation for the amount recorded or incur a gain or loss. The adoption of SFAS No. 143 did not have a material impact on Con Edison's consolidated financial position, results of operations or liquidity.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which Con Edison adopted on January 1, 2002, replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 requires that all long-lived assets held for sale or meeting other specified criteria be measured at the lower of book value or fair value less cost to sell. SFAS No. 144 also broadens the reporting of discontinued operations. The adoption of SFAS No. 144 had no impact on Con Edison's consolidated financial position, results of operations or liquidity.

Operating Statistics Consolidated Edison, Inc.

	2002	2001	2000	1999	1998
Utility energy sales and deliveries:					
Electric (thousands of kilowatthours)					
Full service customers*	36,092,834	36,503,766	36,370,280	34,966,969	36,374,017
Delivery service for retail access customers	13,097,028	11,297,870	9,928,424	8,238,228	2,417,321
Delivery service to NYPA and others	9,504,526	9,815,259	9,631,617	9,335,230	9,039,674
Delivery service for municipal agencies	762,660	660,220	526,816	624,229	814,575
Off-system and Energy Service Company (ESCO) sales	17,557	496,925	3,417,459	5,010,487	2,353,623
Gas (dekatherms)					
Con Edison customers	128,203,969	134,177,598	135,241,247	112,056,312	101,889,139
Transportation of customer-owned gas	160,594,593	107,819,717	136,292,136	35,413,823	18,739,177
Off-system sales	12,296,009	9,772,434	29,191,444	32,949,759	25,982,200
Steam (thousands of pounds)	24,519,476	25,327,694	26,733,260	26,532,797	24,995,694
Operating revenues (thousands)					
Full service electric customers	$5,303,115	$5,784,777	$5,760,750	$4,744,609	$5,015,022
Delivery service for retail access customers	678,881	555,264	591,124	596,913	226,159
Delivery service to NYPA and others	249,693	253,438	262,216	257,216	258,888
Delivery service for municipal agencies	27,240	34,508	24,103	19,114	36,921
Off-system and ESCO sales	10,185	44,160	157,373	157,340	65,919
Other electric revenues	(18,218)	215,716	142,562	17,481	71,537
Total electric	$6,250,896	$6,887,863	$6,938,128	5,792,673	5,674,446
Gas sales revenues	1,089,605	1,354,428	1,143,795	885,755	878,821
Transportation of customer-owned gas	70,568	51,491	35,373	25,021	14,277
Off-system sales	28,988	26,742	94,771	83,694	59,774
Other gas revenues	14,872	33,295	(11,969)	5,613	6,737
Total gas	1,204,033	1,465,956	1,261,970	1,000,083	959,609
Steam sales revenues	380,453	477,646	437,638	339,565	320,815
Other steam revenues	23,591	26,090	14,497	461	1,117
Total steam	404,044	503,736	452,135	340,026	321,932
Total non-utility	622,887	531,244	664,991	358,541	137,061
Total operating revenues	$8,481,860	$9,388,799	$9,317,224	$7,491,323	$7,093,048
Con Edison of New York customers – average for year					
Electric	3,117,542	3,100,642	3,078,648	3,054,693	3,030,746
Gas	1,054,312	1,054,472	1,051,555	1,046,133	1,040,410
Steam	1,838	1,853	1,861	1,879	1,898
Orange & Rockland customers – average for year**					
Electric	285,519	282,191	278,851	276,579	–
Gas	121,437	120,108	118,707	117,547	–
Shareholders at December 31					
Common – Con Edison	98,379	103,719	109,460	117,205	125,409
Preferred – Con Edison of New York	3,790	4,039	4,380	4,788	5,209
Total	102,169	107,758	113,840	121,993	130,618
Shares Outstanding at December 31					
Common – Con Edison	213,932,933	212,257,244	212,027,131	213,810,634	232,833,494
Preferred – Con Edison of New York	2,290,945	2,661,445	2,661,445	2,661,445	2,661,445
Employees at December 31	14,293	13,953	14,463	14,269	14,322

* Con Edison provides both energy supply and delivery service for full service customers.
** For 1999, represents average for 6 months only, excluding the period prior to the July 1999 acquisition by Con Edison.

Consolidated Edison, Inc.
Eugene R. McGrath
Chairman, President and Chief Executive Officer
Stephen B. Bram
Energy and Communications Group President
Joan S. Freilich
Executive Vice President and Chief Financial Officer
Charles E. McTiernan, Jr.
General Counsel
Saddie L. Smith
Secretary
Edward J. Rasmussen
Vice President, Controller and Chief Accounting Officer
Robert P. Stelben
Vice President and Treasurer

Consolidated Edison Company of New York, Inc.
Eugene R. McGrath
Chairman and Chief Executive Officer
Kevin Burke
President and Chief Operating Officer
Joan S. Freilich
Executive Vice President and Chief Financial Officer
James P. O'Brien
Vice President and General Auditor
Saddie L. Smith
Secretary and Associate General Counsel
Charles E. McTiernan, Jr.
General Counsel
Edward J. Rasmussen
Vice President and Controller
Robert P. Stelben
Vice President and Treasurer

Senior Vice Presidents
Mary Jane McCartney Gas Operations
Louis L. Rana Electric Operations
Frances A. Resheske Public Affairs
Robert A. Saya Central Operations
Luther Tai Central Services

Vice Presidents
Terry Agriss Energy Management
John H. Banks Government Relations
James S. Baumstark Central Engineering
Marilyn Caselli Customer Operations
David Davidowitz Gas Engineering
David F. Gedris Brooklyn and Queens
George W. Greenwood, Jr. Emergency Management
Peter A. Irwin Legal Services
Andrew L. Jacob Steam Operations
Paul H. Kinkel Special Projects
William G. Longhi System and Transmission Operations
Chanoch Lubling Regulatory Services
William J. McGrath Central Field Services
John F. Miksad Manhattan
Thomas T. Newell Gas Operations
Joseph P. Oates Bronx and Westchester
Randolph S. Price Environment, Health and Safety
Stephen E. Quinn Substation Operations
Hyman Schoenblum Corporate Planning
Wanda M. Skalba Information Resources
Carole Sobin Purchasing
Claude Trahan Human Resources
Kevin E. Walker Maintenance and Construction Services
Stephen F. Wood Staten Island and Engineering Services

Orange and Rockland Utilities, Inc.
John D. McMahon
President and Chief Executive Officer
Edward J. Rasmussen
Vice President, Chief Financial Officer and Controller
Robert P. Stelben
Vice President and Treasurer
Peter A. Irwin
Secretary

Vice Presidents
Carol Monti Barris Administrative Services
James J. O'Brien, Jr. Customer Service
James Tarpey Operations

Energy and Communications Group
Stephen B. Bram
Group President

Consolidated Edison Solutions, Inc.
JoAnn F. Ryan
President and Chief Executive Officer

Consolidated Edison Development, Inc.
Charles Weliky
President

Consolidated Edison Energy, Inc.
Charles Weliky
President

Con Edison Communications, LLC
Peter A. Rust
President

Board of Directors

Consolidated Edison, Inc.

Vincent A. Calarco
Chairman, President, Chief Executive Officer, and Director
Crompton Corporation, Middlebury, Connecticut
(specialty chemicals, polymer products, and equipment)

George Campbell, Jr.
President
The Cooper Union for the Advancement of Science and Art
New York, New York

Gordon J. Davis
Senior Partner
Le Boeuf, Lamb, Greene & MacRae, LLP, New York, New York

Michael J. Del Giudice
Senior Managing Director
Millennium Credit Markets, LLC, New York, New York

Joan S. Freilich
Executive Vice President and Chief Financial Officer

Ellen V. Futter
President and Trustee
American Museum of Natural History, New York, New York

Sally Hernandez-Piñero
Practicing Attorney at Law, New York, New York

Peter W. Likins
President
The University of Arizona, Tucson, Arizona

Eugene R. McGrath
Chairman, President and Chief Executive Officer

Frederic V. Salerno
Chairman
Lynch Interactive Corporation, Rye, New York
Retired Vice Chairman, Verizon Communications

Richard A. Voell
Private investor and retired President and Chief Executive Officer
The Rockefeller Group, Inc., New York, New York
(real estate, real estate services, communications and
communications services)

Stephen R. Volk
Chairman
Credit Suisse First Boston, New York, New York

In Memoriam: Arthur Hauspurg

Arthur Hauspurg, who served as Con Edison's Chairman and Chief Executive Officer from 1982 to 1990, passed away on February 19, 2003. He was 77.



During Mr. Hauspurg's more than two decades with the company, he acquired a reputation as a brilliant engineer with a clear vision of Con Edison's future. He retired as chairman and CEO in August 1990, but continued to serve on Con Edison's Board of Directors until 1997.

"Arthur Hauspurg was a world-renowned engineer who guided Con Edison during a time of exceptional growth," said Chairman McGrath. "He set high standards as he designed and modernized New York's energy infrastructure." Throughout the company, and the industry, his passing is mourned, and his life and accomplishments are celebrated.

Annual Stockholders' Meeting

The 2003 Annual Meeting of Stockholders will be held at 10:00 AM on Monday, May 19, 2003, at the auditorium on the 19th floor of the Con Edison Building, 4 Irving Place between 14th and 15th Streets, New York, NY. Proxies will be requested from stockholders when the notice of meeting and proxy statement are mailed on or about April 7, 2003.

Stock Listing

The Common Stock is listed on the New York Stock Exchange. The Common Stock ticker symbol is "ED." The press listing is "ConEdison" or "ConEd." The following stocks are listed on the NYSE:

ED.A	$5 cumulative preferred
ED.C	4.65% Series C, cumulative preferred
EDV	7.50% PINES due 2041 (first available call date 7/1/06)
EPB	7.25% PINES due 2042 (first available call date 4/8/07)
EPI	7.35% PINES due 2039 (first available call date 7/1/04)

Transfer Agent and Registrar

The Bank of New York Investor Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll-free telephone: 800 522 5522

Dividend Reinvestment

Stockholders of record of the company's Common Stock are eligible to participate in the company's Automatic Dividend Reinvestment and Cash Payment Plan. For more information and a copy of the Plan prospectus, please call The Bank of New York Investor Relations Department at 800 522 5522.

Duplicate Mailings and Duplicate Accounts

Stockholders with more than one account or stock-holders who share the same address may receive more than one annual report and other mailings. To eliminate duplicate mailings, please call The Bank of New York Investor Relations Department at 800 522 5522 or write to The Bank of New York Investor Relations Department, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, enclosing labels from the mailings or label information where possible. Separate dividend checks and Form of Proxies will continue to be sent for each account on our records.

Additional Information

A supplement containing additional financial and operating data for the latest six-year period may be obtained by writing to the Secretary of the company.

The company reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which is available without charge to the company's security holders on written request to:

Saddie L. Smith
Secretary
Con Edison
4 Irving Place
New York, NY 10003
email: CorporateSecretary@coned.com

For up-to-date stock account information 24 hours a day, shareholders may call an automated toll-free number, 800 522 5522. At the same phone number, callers may speak with an Investor Services representative Monday through Friday, 8:30 AM to 4:00 PM. Address email messages to: shareowner-svcs@email.bankofny.com.
Address correspondence to: The Bank of New York Investor Relations Department, P.O. Box 11258 Church Street Station New York, NY 10286-1258

Investor Relations

Inquiries from security analysts, investment managers, and other members of the financial community should be addressed to:

Jan C. Childress
Director of Investor Relations
Consolidated Edison, Inc.
4 Irving Place, Room 700
New York, NY 10003
telephone: 212 460 6611
email: childressj@coned.com

For additional financial, operational, and customer service information, visit the Consolidated Edison, Inc. Web site at www.conEdison.com.

How To Reach Us

Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003
212 460 4600
www.conEdison.com

Regulated Utility Businesses
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY 10003
212 460 4600
www.conEd.com

Orange and Rockland Utilities, Inc.
One Blue Hill Plaza
Pearl River, NY 10965
845 352 6000
www.oru.com

Energy and Communications Group Businesses
Consolidated Edison Solutions, Inc.
701 Westchester Avenue, Suite 300 East
White Plains, NY 10604
914 286 7000
www.conEdisonsolutions.com

Consolidated Edison Energy, Inc.
701 Westchester Avenue, Suite 201 West
White Plains, NY 10604
914 993 2189
www.conEdenergy.com

Consolidated Edison Development, Inc.
111 Broadway, 16th Floor
New York, NY 10006
212 393 9242
www.ConEddev.com

Con Edison Communications, Llc
55 Broad Street, 22nd Floor
New York, NY 10004
212 324 5000
www.electricfiber.com

Consolidated Edison, Inc. is one of the nation's largest investor-owned energy companies, with more than $8 billion in annual revenues and approximately $19 billion in assets. The company provides a wide range of energy-related products and services to its customers through its six subsidiaries: Consolidated Edison Company of New York, Inc., a regulated utility providing electric, gas and steam service in New York City and Westchester County, New York; Orange and Rockland Utilities, Inc., a regulated utility serving customers in a 1,350 square mile area in southeastern New York State and adjacent sections of northern New Jersey and northeastern Pennsylvania; Con Edison Solutions, a retail energy services company; Con Edison Energy, a wholesale energy supply company; Con Edison Development, an infrastructure development company; and Con Edison Communications, a telecommunications infrastructure company and service provider.

 This annual report is printed on recycled paper.



www.conEdison.com

Consolidated Edison, Inc.
4 Irving Place New York, NY 10003
212 460 4600